Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SOLIDFIRE, INC.

NETAPP, INC.

SONOMA MERGER CORP.

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC

AS STOCKHOLDER REPRESENTATIVE

DATED AS OF DECEMBER 18, 2015

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(continued)

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(continued)

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(continued)

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INDEX OF APPENDICES, EXHIBITS AND SCHEDULES

Appendix	Description
APPENDIX I	Definitions
APPENDIX II	Company Option Holders
APPENDIX III	Company Warrant Holders
APPENDIX IV	Key Employees
APPENDIX V	75% Employees

Exhibit	Description
EXHIBIT A	Form of Restrictive Covenant Agreement
EXHIBIT B	Form of Joinder Agreement
EXHIBIT C	Form of Certificate of Merger
EXHIBIT D	Form of Escrow Agreement
EXHIBIT E	Form of Exchange Agreement
EXHIBIT F	Form of Letter of Transmittal
EXHIBIT G	Form of 280G Waiver
EXHIBIT H	Form of Press Release
EXHIBIT I	Form of Cashed-Out Option Agreement
EXHIBIT J	2016 Company Option Plan

Schedules	Description
SCHEDULE 5.7	Consents
SCHEDULE 5.11(c)	Company Employee Plans to be Terminated
SCHEDULE 5.12 Schedule 5.17	Closing Allocation Schedule Disclosure Compliance
SCHEDULE 7.2(c)	Termination of Agreements
SCHEDULE 7.2(g)	Persons Signing Joinder Agreement
SCHEDULE 8.2(a)	Other Indemnification Matters
SCHEDULE I-A	Persons Executing and Delivering Restrictive Covenant Agreement
SCHEDULE I-B	Indebtedness

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This AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of December 18, 2015, by and among NetApp, Inc., a Delaware corporation (“Parent”), Sonoma Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”), SolidFire, Inc., a Delaware corporation (“Company”), and, solely in its capacity as the stockholder representative, Shareholder Representative Services LLC, a Colorado limited liability company (the “Stockholder Representative”).

RECITALS

A. The Boards of Directors of each of Parent, Sub and Company believe it is in the best interests of each corporation and its respective stockholders that Parent acquire Company through the statutory merger of Sub with and into Company (the “Merger”) and, in furtherance thereof, have approved the Merger, subject to the terms and conditions of this Agreement.

B. Pursuant to the Merger and subject to the terms and conditions of this Agreement, among other things, all of the issued and outstanding capital stock of Company shall be converted into the right to receive the consideration set forth herein.

C. Company, on the one hand, and Parent and Sub, on the other hand, desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

D. Concurrent with the execution and delivery of this Agreement, as a material inducement to Parent and Sub to enter into this Agreement, all of the Selected Key Employees are entering into a Restrictive Covenant Agreement, each in substantially the form attached hereto as EXHIBIT A (the “Restrictive Covenant Agreements”), with Parent and Company.

E. Concurrent with the execution and delivery of this Agreement as a material inducement to Parent and Sub to enter into this Agreement, all of the Key Employees are entering into agreements with Parent regarding their continued employment with the Surviving Corporation following the Effective Time (the “Employment Agreements”).

F. The parties hereto intend to execute this Agreement under seal.

G. APPENDIX I of this Agreement contains definitions for certain defined terms used in this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (“Delaware Law”), Sub shall be merged with and into Company, the separate corporate existence of Sub shall cease, and Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent. The surviving corporation after the Merger is sometimes referred to hereinafter as the “Surviving Corporation.”

1.2 Effective Time. Unless this Agreement is earlier terminated pursuant to Section 9.1 hereof, the closing of the Merger (the “Closing”) will take place on the later of (a) February 2, 2016 and (b) the fifth (5th) Business Day following satisfaction or waiver of the conditions set forth in Article VII hereof (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of DLA Piper LLP (US), 2000 University Avenue, East Palo Alto, California, unless another time or place is mutually agreed upon in Writing by Parent and Company; provided, further, that in no event shall the Closing be required to occur during the last two calendar weeks of any fiscal quarter of Parent. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.” On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger in substantially the form attached hereto as EXHIBIT C with the Secretary of State of the State of Delaware (the “Certificate of Merger”), in accordance with the applicable provisions of Delaware Law (the time of the acceptance of such filing by the Secretary of State of the State of Delaware shall be referred to herein as the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation and Bylaws.

(a) Unless otherwise determined by Parent prior to the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the certificate of incorporation of Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such certificate of incorporation; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is SolidFire, Inc.”

(b) Unless otherwise determined by Parent prior to the Effective Time, the bylaws of Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation at the Effective Time until thereafter amended in accordance with Delaware Law and as provided in the certificate of incorporation of the Surviving Corporation and such bylaws.

1.5 Directors and Officers.

(a) Directors of Surviving Corporation. Unless otherwise determined by Parent prior to the Effective Time, the directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of Delaware Law and the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected and qualified.

(b) Officers of Surviving Corporation. Unless otherwise determined by Parent prior to the Effective Time, the officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the bylaws of the Surviving Corporation.

1.6 Effect of Merger on the Securities of the Constituent Corporations.

(a) Effect on Company Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Sub, Company or the Company Stockholders, each outstanding share of Company Capital Stock (excluding, for the avoidance of doubt, Company RSUs, Company Unvested Common Stock, Company Options and Company Warrants unexercised immediately prior to the Effective Time) issued and outstanding immediately prior to the Effective Time, subject to the terms and conditions set forth in this Agreement, including, without limitation, Section 1.8, will be cancelled and extinguished and be converted automatically into the right to receive, upon surrender of the certificate representing such shares of Company Capital Stock in the manner provided in Section 1.11, an amount equal to (i) the Per Share Common Amount, plus, (ii) the Post-Closing Payments, if any, attributable to such share, as set forth in the Closing Allocation Schedule, in accordance with the terms of this Agreement. Each share of Company Capital Stock that is owned by Company as treasury stock shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor. Each share of Company Unvested Common Stock that does not otherwise vest under the terms of an agreement existing as of the date hereof shall be cancelled and extinguished without consideration. For purposes of calculating the amount of cash payable, if any, to each Company Stockholder pursuant to this section, all shares of Company Capital Stock held by each Company Stockholder shall be aggregated on a certificate-by-certificate basis. The amount of cash payable, if any, to each Company Stockholder for each share certificate held shall be rounded down to the nearest cent. Notwithstanding anything set forth in this section, any Dissenting Shares will be treated as set forth in Section 1.9.

(b) Effect on Company Options; Company Warrants; Company Restricted Stock Units.

(i) Vested Options. Each vested outstanding Company Option that is outstanding as of immediately prior to the Effective Time (the “Cashed-Out Options”) shall be cancelled at the Effective Time and converted into the right to receive an amount in cash equal to the Option Consideration after which it shall be cancelled and extinguished. If the Per Share Conversion Common Amount does not exceed the per share exercise price of each such outstanding Company Option, then such Company Option shall be cancelled and extinguished, with no consideration payable in connection with such cancellation and no further rights to the holder thereof (the “Cancelled Options”) and such Company Option shall not be deemed a Cashed-Out Option. Company shall take any and all necessary action to provide for the cancellation of each Company Option in accordance with this Section 1.6(b)(i). As soon as reasonably practicable after the Effective Time, through its payroll system on a special payroll run on the Closing Date, the Surviving Corporation shall or shall direct its payroll agent to, in accordance with its customary payroll practices, pay to each holder of a Cashed-Out Option that was granted to the holder in the holder’s capacity as an employee of Company or any of its Subsidiaries for applicable employment Tax purposes (“Employee Cashed-Out Option Holder”) the applicable portion of the Option Consideration (subject to applicable withholding Taxes) payable in respect of each such Cashed-Out Option (“Employee Option Consideration”); provided, that, if any such Employee Cashed-Out Holder has not executed and delivered to Parent a Cashed-Out Option Agreement (a “Cashed-Out Option Agreement”) in substantially the form attached hereto as EXHIBIT I, as of such date, the payment to such Employee Cashed-Out Option Holder shall be made as soon as reasonably practicable following the execution and delivery to Parent of a Cashed-Out Option Agreement. Each holder of a Cashed-Out Option that was granted to the holder in the holder’s capacity as a non-employee service provider to Company or any of its Subsidiaries for applicable employment Tax purposes (“Non-Employee Cashed-Out Option Holder”) shall be paid the applicable portion of the Option Consideration by the Exchange Agent in the manner provided in Section 1.11. No interest shall accrue or be paid on the Option Consideration payable with respect to any Cashed-Out Options. In no event shall any Cashed-Out Option or Cancelled Option be assumed by Parent.

(ii) Unvested Options. Each unvested outstanding Company Option held by a Continuing Employee (each an “Unvested Company Option”) shall be assumed by Parent (the “Assumed Options”) and will continue to have, and be subject to, the same terms and conditions set forth in the applicable Unvested Company Option documents (including any applicable Company Option Plan and stock option agreement or other document evidencing such Unvested Company Option, including but not limited to any employment or other agreement providing for accelerated vesting or other terms governing such Assumed Options) immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that (i) each such Unvested Company Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Stock equal to the product of the number of shares of Company Common Stock that were subject to such Unvested Company Option immediately prior to the Effective Time multiplied by the Conversion Rate (rounded down to the next whole number of shares of Parent Stock, with no cash being payable for any fractional share eliminated by such rounding), and (ii) the per share exercise price for the shares of Parent Stock issuable upon exercise of such assumed Unvested Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Unvested Company Option was exercisable immediately prior to the Effective Time by the Conversion Rate, rounded up to the nearest whole cent. The assumption and conversion of Unvested Company Options by Parent are intended to satisfy the requirements of Treasury Regulations Section 1.424-1 (to the extent such options were incentive stock options) and of Treasury Regulations Section 1.409A-1(b)(5)(v)(D). Following the Effective Time, the Board of Directors of Parent or a committee thereof shall succeed to the authority and responsibility of the Board of Directors of Company or any committee thereof with respect to each Assumed Option and references to Company shall become references to Parent under the applicable Company Option Plan and stock option agreement or other document evidencing such Assumed Option. Each unvested outstanding Company Option that is not an Unvested Company Option shall be treated as a Cancelled Option and shall be cancelled and extinguished, with no consideration payable in connection with such cancellation and no further rights to the holder thereof, at the Effective Time.

(iii) Company Warrants. At the Effective Time, the vested portion of each Company Warrant that is outstanding and not exercised immediately prior to the Effective Time (the “Cashed-Out Warrants”) shall be cancelled and automatically converted into the right to receive an amount in cash equal to the Warrant Consideration, and each such Company Warrant shall be cancelled and extinguished as of the Effective Time. For the avoidance of doubt, any unvested portion of a Cashed-Out Warrant shall be cancelled and extinguished and shall not be converted into the right to receive any consideration. For the sake of clarity, if the Per Share Conversion Common Amount does not exceed the per share exercise price of such Company Warrant, such Company Warrant shall be deemed cancelled and extinguished. No interest shall accrue or be paid on the Warrant Consideration payable with respect to any Company Warrant. In no event shall any Company Warrant be assumed by Parent.

(iv) Company Restricted Stock Units. Each Company RSU outstanding immediately prior to the Effective Time shall be assumed by Parent and converted into restricted stock units covering Parent Stock, without any further action required (the “Assumed Company RSUs”). Each Assumed Company RSU shall be subject to the same terms, including vesting arrangements that were applicable to such Company RSUs immediately prior to, or at the Effective Time, and no vesting acceleration of the Assumed Company RSUs shall occur solely by reason of the Merger. Each such Assumed Company RSU shall be exercisable for that number of whole shares of Parent Stock equal to the product (rounded down to the next whole number of shares of Parent Stock, with no cash being payable for any fractional share eliminated by such rounding) of (A) the number of shares of Company Common Stock that were issuable upon settlement of such Company RSU immediately prior to the Effective Time multiplied by (B) the Conversion Rate. The assumption and conversion of Company RSUs by Parent are intended to satisfy the requirements of Treasury Regulations Section 1.409A-1(b)(5)(v)(D).

(c) Withholding Taxes. Company, the Depository Agent, the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any amount payable or otherwise deliverable pursuant to this Agreement to any current or former Company Holder or to any other Person such amounts as may be required to be deducted or withheld therefrom under any provision of federal, state, local or foreign Tax Law or under any other applicable Law. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Entity or other appropriate Person, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(d) Stockholder Loans. In the event that any Company Holder is indebted to Company as of the Effective Time, the amount of Initial Merger Consideration payable to such Company Holder pursuant to this Section 1.6 shall be reduced by an amount equal to the outstanding principal plus accrued interest of such Company Holder’s indebtedness to Company (the aggregate amount of all such loans, referred to herein as the “Stockholder Loans”) as of the Effective Time. Such loans shall be satisfied as to the amount by which the consideration is reduced pursuant to this Section 1.6(d).

(e) Capital Stock of Sub. Each share of common stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

1.7 Closing Statement; Post-Closing Adjustments.

(a) Company shall prepare and, at least three (3) Business Days prior to the Closing, deliver to Parent a closing statement (the “Closing Statement”) certified by Company’s Chief Executive Officer and Chief Financial Officer, which shall include (i) a schedule of the applicable payment(s) to each Person receiving payments pursuant to Section 1.10, including wire instructions for each payment pursuant to Sections 1.10(b) and 1.10(c) and the calculation of the Initial Merger Consideration; (ii) a statement of the Estimated Cash, Estimated Third Party Expenses and the Estimated Indebtedness of Company; and (iii) the Closing Allocation Schedule to be delivered in accordance with Section 5.12. The Closing Statement shall be prepared by Company in good faith, using reasonable diligence and in accordance with terms of this Agreement. The Closing Statement shall be subject to Parent’s review and consent (such consent not to be unreasonably withheld, conditioned or delayed); provided that any such consent shall not preclude or otherwise impair or limit Parent’s ability to prepare and deliver the Post-Closing Statement or dispute any amounts in the Closing Statement pursuant to Section 1.7(b).

(b) As promptly as practicable following the Closing Date, but in no event more than ninety (90) calendar days after the Closing Date, Parent, at its sole cost and expense, shall prepare and deliver to the Stockholder Representative a statement (the “Post-Closing Statement”) setting forth Parent’s good faith determination of the (i) Cash of Company as of the Closing, (ii) Indebtedness of Company as of the Closing and (iii) Third Party Expenses.

(c) Following receipt of the Post-Closing Statement, the Stockholder Representative shall have a period of thirty (30) calendar days (the “First Review Period”) to review the Post-Closing Statement. During the First Review Period (and during any time up through the Final Determination Date), the Stockholder Representative and its accountants, and their respective Representatives, shall be entitled to review the Post-Closing Statement and shall have reasonable access during regular business hours to the personnel, books and records and calculations of Company and Parent used in the preparation of the Post-Closing Statement. At or prior to the end of the First Review Period, the Stockholder Representative will either (i) accept the Post-Closing Statement in its entirety, in which case the final, binding Cash as of the Closing, Indebtedness as of the Closing and Third Party Expenses will each be as set forth in the Post-Closing Statement, or (ii) deliver to Parent a Written notice (an “Objection Notice”) containing a Written explanation of those items that the Stockholder Representative disputes.

(d) In the event the Stockholder Representative delivers an Objection Notice to Parent within the First Review Period, within a further period of thirty (30) calendar days from the end of the First Review Period, the parties and, if desired, their accountants will attempt to resolve in good faith any disputed items and reach a Written agreement with respect thereto (a “Settlement Agreement”). In the event the parties do not execute and deliver a Settlement Agreement in the applicable time period, or execute and deliver a Settlement Agreement only in relation to certain, but not all, disputed items, the unresolved disputed items will be referred for final binding resolution to Ernst & Young LLP (the “Arbitrating Accountants”), which Arbitrating Accountants shall be engaged by the Surviving Corporation and the Stockholder Representative pursuant to a standard engagement letter, with each of Parent and the Stockholder Representative (solely on behalf of the Company Holders) responsible for fifty percent (50%) of any upfront payables under this Section 1.7(d) (the “Upfront Expenses”).

(e) The disputed items submitted to the Arbitrating Accountants pursuant to Section 1.7(d) above will be as determined by the Arbitrating Accountants in the same manner prescribed for the preparation of the Closing Statement and the Post-Closing Statement. The Arbitrating Accountants shall address only those items in dispute and may not assign a value greater than the greatest value claimed by Parent or the Stockholder Representative for such item or smaller than the smallest value claimed by Parent or the Stockholder Representative for such item in the Written reports submitted to the Arbitrating Accountants pursuant to Section 1.7(d). Such determination shall be (i) in Writing and include the resulting revised Post-Closing Statement and the resulting allocation of fees and expenses of the Arbitrating Accountants provided by Section 1.7(f), (ii) furnished to the Stockholder Representative and Parent as soon as practicable after the items in dispute have been referred to the Arbitrating Accountants, which the parties shall request shall not be later than thirty (30) days thereafter, and (iii) an arbitral award that is final, binding and conclusive for all purposes of determining any Upward Adjustment Amount or Closing Deficiency and may be entered and enforced in any court of competent jurisdiction.

(f) If the Arbitrating Accountants resolve all disputes presented to them entirely in the manner proposed by Parent or the Stockholder Representative, as the case may be, the fees and expenses of the Arbitrating Accountants relating to the resolution of such dispute shall be paid by the other party. In all other events, the fees and expenses of the Arbitrating Accountants shall be shared by the Stockholder Representative (solely on behalf of the Company Holders), on the one hand, and Parent, on the other hand, in the same proportion that the Stockholder Representative’s position, on the one hand, and Parent’s position, on the other hand, initially presented to the Arbitrating Accountants, based on the aggregate of all differences taken as a whole, bear to the final resolution as determined by the Arbitrating Accountants (and subject to a true-up to account for any Upfront Expenses paid by either party). Any amounts payable to the Arbitrating Accountants as a result of indemnification claims by the Arbitrating Accountants shall be shared one half by the Stockholder Representative solely on behalf of the Company Holders, on the one hand, and one half by Parent, on the other hand.

(g) Adjustment.

(i) If the Adjusted Merger Consideration exceeds the Initial Merger Consideration (such excess, the “Upward Adjustment Amount”), then Parent shall promptly deliver to (A) the Depository Agent, for benefit of and prompt payment to the Company Holders (other than Employee Cashed-Out Option Holders), an amount equal to the portion of the Upward Adjustment Amount payable to such Company Holders and (B) the Surviving Corporation for payment to Employee Cashed-Out Option Holders through the Surviving Corporation’s payroll system, in accordance with its customary payroll practices, an amount equal to the portion of the Upward Adjustment Amount (subject to applicable withholding Taxes) payable to such Employee Cashed-Out Option Holders as specified in the Closing Allocation Schedule.

(ii) If the Initial Merger Consideration exceeds the Adjusted Merger Consideration (such excess, the “Closing Deficiency”), then Parent is hereby authorized to direct the Escrow Agent to immediately disburse the amount of such difference from the Escrow Account. Any adjustment required by this Section 1.7 shall be deemed to be an adjustment to the Initial Merger Consideration paid hereunder.

(iii) Any payment required by this Section 1.7(g) shall be deemed to be an adjustment to the Total Merger Consideration paid hereunder.

1.8 Escrow. Citibank, N.A. (the “Escrow Agent”) shall serve as escrow agent under the Escrow Agreement in the form attached hereto as EXHIBIT D (the “Escrow Agreement”). The Escrow Amount shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of the Escrow Agreement. The terms and provisions of the Escrow Agreement and the transactions contemplated thereby are specific terms of the Merger, and the approval and adoption of this Agreement and approval of the Merger by the Indemnifying Parties, Stockholder Consent and the Joinder Agreements shall constitute approval by such Indemnifying Parties, as specific terms of the Merger, and the irrevocable agreement of such Indemnifying Parties to be bound by and comply with, the Escrow Agreement.

1.9 Appraisal Rights.

(a) Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Capital Stock held by a holder who has not effectively withdrawn or lost such holder’s appraisal rights under Delaware Law (collectively, the “Dissenting Shares”), shall not be converted into or represent a right to receive the applicable consideration for Company Capital Stock set forth in Section 1.6 hereof, but the holder thereof shall only be entitled to such rights as are provided by Delaware Law.

(b) Notwithstanding the provisions of Section 1.9(a) hereof, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under Delaware Law, as applicable, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the applicable consideration for Company Capital Stock set forth in Section 1.6 hereof, without interest thereon, upon surrender of the certificate representing such shares.

(c) Company shall give Parent (i) prompt notice of any Written demand for appraisal received by Company pursuant to the applicable provisions of Delaware Law and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. Company shall not, except with the prior Written consent of Parent, make any payment with respect to any such demands or offer to settle or settle any such demands. Parent shall approve, in advance, any communication to be made by Company to any Company Stockholder with respect to such demands. Notwithstanding the foregoing, to the extent that Parent, the Surviving Corporation or Company (A) makes any payment or payments in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement or (B) incurs any other costs or expenses, (including specifically, but without limitation, reasonable attorneys’ fees, costs and expenses in connection with any action or proceeding or in connection with any investigation) in respect of any Dissenting Shares (excluding payments for such shares) (to the extent remaining payable as of the Closing Date, together, the “Dissenting Share Payments”), Parent shall be entitled to recover under the terms of Article VIII hereof.

1.10 Payments at Closing. At the Closing:

(a) Company shall pay, through its payroll system, (i) all Company Severance Expenses that are unpaid as of the Closing (the “Closing Company Severance Expenses), (ii) all Parent Severance Expenses that are known and unpaid as of the Closing (the “Closing Parent Severance Expenses”) and (iii) all change in control payments to any current or former employee, consultant or contractor of Company that are unpaid as of the Closing that do not constitute Closing Company Severance Expenses or Closing Parent Severance Expenses (the “Closing Company CIC Payments”), in each case, as specified in the Closing Allocation Schedule;

(b) Parent shall, on behalf of Company, pay to such account or accounts as Company specifies in the Closing Statement the aggregate amount of all Estimated Third Party Expenses as of the Closing by wire transfer of immediately available funds;

(c) Parent shall, on behalf of Company, pay to the applicable creditors, by wire transfer of immediately available funds, the amount of Indebtedness of Company set forth in the Payoff Letters with respect to such lender delivered by Company in accordance with Section 7.2(e);

(d) Parent shall deliver to the Escrow Agent, by wire transfer of immediately available funds, an amount equal to the Escrow Amount;

(e) Parent shall pay to the Stockholder Representative Fund, by wire transfer of immediately available funds, an amount equal to the Stockholder Representative Fund Amount; and

(f) Parent shall pay to (i) the Depository Agent by wire transfer of immediately available funds, an amount equal to the Initial Merger Consideration (less the applicable portion of the Initial Merger Consideration constituting Employee Option Consideration) to pay the amounts contemplated by Section 1.6 hereof; and (ii) Company by wire transfer of immediately funds the applicable portion of the Initial Merger Consideration constituting Employee Option Consideration pursuant to Section 1.6, which shall be distributed to the Company Option Holders through the Surviving Corporation’s payroll system on a special payroll run on the Closing Date.

1.11 Surrender of Certificates.

(a) Depository Agent. Citibank, N.A. shall serve as the depository agent (the “Depository Agent”) for the Merger under the Exchange Agreement in the form attached hereto as EXHIBIT E (the “Exchange Agreement”).

(b) Exchange Agent. Continental Stock Transfer & Trust Company shall serve as the exchange agent (the “Exchange Agent”) for the Merger under the Exchange Agreement.

(c) Exchange Procedures.

(i) No less than five (5) Business Days prior to the Closing Date, Exchange Agent shall deliver to each Company Stockholder, Non-Employee Cashed-Out Option Holder and holder of Cashed-Out Warrants, a letter of transmittal in the form attached hereto as EXHIBIT F (the “Letter of Transmittal”) at the address set forth opposite each such Company Holder’s name on the Closing Allocation Schedule.

(ii) After receipt of such Letter of Transmittal, (A) the Company Stockholders will surrender the certificates representing their shares of Company Capital Stock (the “Company Stock Certificates”) and (B) holders of Cashed-Out Warrants will surrender each agreement representing any Cashed-Out Warrant (a “Cashed-Out Warrant Agreement”), in each case, to the Exchange Agent for cancellation, together with a duly completed and validly executed Letter of Transmittal. Upon delivery of such documents to the Exchange Agent, subject to the terms of Section 1.11(d) hereof, the Exchange Agent shall, no later than (1) the Closing Date (so long as such documents are delivered to the Exchange Agent at least three (3) Business Days prior to the Closing Date) or (2) following the Closing Date, but no more than three (3) Business Days after receipt of such documents, pay to such Company Stockholder, Non-Employee Cashed-Out Option Holders or holder of Cashed-Out Warrants, the applicable portion of the Initial Merger Consideration to which such holder is entitled pursuant to Section 1.6 hereof and as set forth on the Closing Allocation Schedule, and any Company Stock Certificate or Cashed-Out Warrant Agreement so surrendered shall be cancelled.

(iii) Until so surrendered by Company Holders (other than Employee Cashed-Out Option Holders), each Company Stock Certificate, Cashed-Out Option Agreement or Cashed-Out Warrant Agreement will be deemed, for all corporate purposes thereafter, to evidence only the right to receive the applicable cash amounts payable to such Company Holder pursuant to Section 1.6 hereof, without interest thereon. No portion of the Total Merger Consideration will be paid to the holder of any unsurrendered (A) Company Stock Certificate with respect to shares of Company Capital Stock formerly represented thereby, (B) Cashed-Out Option Agreement, or (C) Cashed-Out Warrant Agreement until the holder of record of such Company Stock Certificate, Cashed-Out Option Agreement or Cashed-Out Warrant Agreement shall surrender such Company Stock Certificate, Cashed-Out Option Agreement or Cashed-Out Warrant Agreement, as applicable, and the Letter of Transmittal pursuant hereto.

(d) Transfers of Ownership. If any cash amounts are to be disbursed pursuant to Section 1.6 hereof to a Person other than the Person whose name is reflected on the Company Stock Certificate surrendered in exchange therefore, it will be a condition of the issuance or delivery thereof that the Company Stock Certificate so surrendered will be properly endorsed (including the signature thereon is guaranteed by a participant in a recognized signature guarantee medallion program as appropriate in the opinion of the Exchange Agent) and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other similar Taxes required by reason of the payment of any portion of the Total Merger Consideration in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(e) Depository Agent to Return Cash Consideration. At any time following the last day of the twelfth (12th) month following the Effective Time, Parent shall be entitled to require the Depository Agent to deliver to Parent or its designated successor or assign all applicable cash amounts that have been deposited with the Depository Agent pursuant to Section 1.10 hereof, and any and all interest thereon or other income or proceeds thereof, not disbursed to the Company Holders (other than Employee Cashed-Out Option Holders) pursuant to Section 1.11(c) hereof, and thereafter such Company Holders shall be entitled to look to Parent (subject to the terms of Section 1.11(f) hereof) only as general creditors thereof with respect to any and all cash amounts that may be payable to such Company Holder pursuant to Section 1.6 hereof upon the due surrender of such Company Stock Certificate, Cashed-Out Option Agreement or Cashed-Out Warrant Agreement and duly executed Letter of Transmittal, in the manner set forth in Section 1.11(c) hereof. No interest shall be payable for the cash amounts delivered to Parent pursuant to the provisions of this Section 1.11(e) and which are subsequently delivered to such Company Holders.

(f) No Liability. Notwithstanding anything to the contrary in this Section 1.11, neither the Depository Agent, the Exchange Agent, Parent, the Surviving Corporation nor any other party hereto shall be liable to a Company Holder for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

1.12 No Further Ownership Rights in Company Capital Stock, Cashed-Out Options or Cashed-Out Warrants. The cash amounts paid in respect of the surrender for exchange of shares of Company Capital Stock and termination of Cashed-Out Options and Cashed-Out Warrants in accordance with the terms hereof shall be deemed to be full satisfaction of all rights pertaining to such shares of Company Capital Stock, Cashed-Out Options and Cashed-Out Warrants, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, a Company Stock Certificate or Cashed-Out Warrant Agreement is presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article I.

1.13 Lost, Stolen or Destroyed Certificates. In the event any Company Stock Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such amount, if any, as may be required pursuant to Section 1.6 hereof; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the Company Stockholder who is the owner of such lost, stolen or destroyed certificates to provide an indemnification agreement in a form and substance reasonably acceptable to Parent, against any claim that may be made against Parent or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

1.14 Indemnifying Parties to be Bound. The approval and adoption of this Agreement and approval of the Merger by the Indemnifying Parties, Stockholder Consent and the Joinder Agreements shall constitute approval by such Indemnifying Parties, as specific terms of the Merger, and the irrevocable agreement of such Indemnifying Parties to be bound by and comply with all of the arrangements and provisions of this Agreement, including, the deposit of the Escrow Amount into the Escrow Account, the deposit of the Stockholder Representative Fund Amount with the Stockholder Representative, the indemnification obligations set forth in Article VIII hereof, the release set forth in Section 8.3(h) and the appointment and sole authority to act on behalf of the Indemnifying Parties of the Stockholder Representative, as provided for herein.

1.15 Taking of Necessary Action; Further Action. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company, Parent, Sub, and the officers and directors of Company, Parent and Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth in the Disclosure Schedule, Company hereby represents and warrants to Parent and Sub, as of the date hereof and as of the Closing Date, that:

2.1 Organization of Company. Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Company has the corporate power to own its properties and to carry on its business as currently conducted. Company is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction in which it conducts business. Company has made available to Parent a true and correct copy of its certificate of incorporation, as amended to date (the “Certificate of Incorporation”) and bylaws, as amended to date, each in full force and effect on the date hereof (collectively, the “Charter Documents”). Section 2.1(a) of the Disclosure Schedule lists the directors and officers of each Acquired Company. The operations now being conducted by Company are not now and have never been conducted by Company under any other name. Section 2.1(b) of the Disclosure Schedule also lists every state or foreign jurisdiction in which each Acquired Company has employees or facilities.

2.2 Company Capital Structure.

(a) Except for any increase in authorized capital stock of Company and Company Common Stock for the Company RSUs pursuant to the obligation to grant the Company RSUs under this Agreement, the authorized capital stock of Company consists of 62,000,000 shares of Company Common Stock and 38,125,700 shares of Company Preferred Stock. As of (i) the date hereof and (ii) as of the date of the Closing (subject to the exercise of stock options and warrants into shares of Company Common Stock), (i) 12,951,362 shares of Company Common Stock are issued and outstanding, (ii) no shares of Company Common Stock are held by Company in its treasury, (iii) 4,354,220 shares of Series Seed Preferred Stock are issued and outstanding, (iv) 14,145,190 shares of Series A Preferred Stock are issued and outstanding, (v) 8,375,210 shares of Series B Preferred Stock are issued and outstanding, (vi) 4,393,732 shares of Series C Preferred Stock are issued and outstanding (vii) 6,857,348 shares of Series D Preferred Stock are issued and outstanding and (viii) a sufficient number of shares of Company Common Stock are reserved for issuance upon conversion of all outstanding preferred stock. As of the date of this Agreement, the holders of record of all outstanding Company Capital Stock is as set forth in Section 2.2(a)(1) of the Disclosure Schedule. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Charter Documents, or any agreement to which Company is a party or by which it is bound. All outstanding shares of Company Capital Stock, Company Options and Company Warrants have been issued by Company in compliance with all Laws, including federal and state securities laws. Company has not, and will not, as of the Closing, have suffered or incurred any liability (contingent or otherwise) or claim, loss, liability, damage, deficiency, cost or expense relating to or arising out of the issuance or repurchase of any Company Capital Stock or Company Options or Company Warrants, or out of any agreements or arrangements relating thereto (including any amendment of the terms of any such agreement or arrangement). There are no declared or accrued but unpaid dividends with respect to any shares of Company Capital Stock. Company has no capital stock authorized, issued or outstanding, other than as set forth above as of the date hereof. Section 2.2(a)(2) of the Disclosure Schedule sets forth, as of the date of this Agreement, for all holders of Company Unvested Common Stock, if any, the name of the holder of record of such Company Unvested Common Stock, the repurchase price of such Company Unvested Common Stock, and the vesting schedule for such Company Unvested Common Stock, including the extent vested to date and whether the vesting of such Company Unvested Common Stock will be accelerated by the transaction contemplated by this Agreement.

(b) Except for the Company Option Plan, Company has never adopted, sponsored or maintained any stock option plan or any other plan, arrangement or agreement providing for equity compensation to any person. As of the date hereof, 7,164,909 shares are issuable, upon the exercise of outstanding, unexercised options granted under the Company Option Plan. As of the date hereof, an aggregate of 603,852 shares of Company Common Stock are issuable upon the exercise of outstanding Company Warrants. Section 2.2(b)(1) of the Disclosure Schedule sets forth, as of the date hereof, for each outstanding Company Option and Company Warrant, the name of the holder of such option or warrant, the address of record such holder, the number of shares of Company Capital Stock issuable upon the exercise of such option or warrant, the exercise price of such option or warrant, the vesting schedule including market or performance-based vesting terms and conditions (including without limitation minimum, target and maximum performance metrics) for such option or warrant, including the extent vested as of November 30, 2015 and whether by its terms the vesting of such option or warrant would be accelerated by the transactions contemplated by this Agreement, whether such option is a nonstatutory option or intended to qualify as an incentive stock option as defined in Section 422 of the Code. Section 2.2(b)(2) of the Disclosure Schedule sets forth, as the date hereof, the outstanding principal, accrued interest and applicable rate of interest of all outstanding Stockholder Loans. Except for the Company Options, Company Warrants and obligation to grant the Company RSUs pursuant to this Agreement, as of the date hereof, there are no options, warrants, calls, rights, convertible securities, commitments or other agreements, Written or oral, to which Company is a party or by which Company is bound obligating Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Capital Stock or obligating Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. Except for obligation to grant Company RSUs pursuant to this Agreement, as of the date hereof, there are no outstanding or authorized stock appreciation, restricted stock, phantom stock, restricted stock units, performance stock units, performance shares, profit participation, or other similar rights with respect to Company. Except as contemplated hereby, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of Company. There are no agreements to which Company is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Company Capital Stock.

(c) Company and its Subsidiaries do not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar ownership interest in, any corporation, partnership, joint venture or other business association or entity, other than Company’s interest in any wholly owned Subsidiary.

(d) The Closing Allocation Schedule is true and correct in all respects and has been prepared in accordance with Company’s Certificate of Incorporation.

2.3 Subsidiaries. Section 2.3 of the Disclosure Schedule sets forth a list of Company’s Subsidiaries, the jurisdiction of organization of such Subsidiary and the Persons owning the outstanding capital stock of such Subsidiary. All of the issued and outstanding shares of capital stock or other equity securities of the Subsidiaries listed in such schedule are directly or indirectly owned by Company, free and clear of all Liens. Each of the Subsidiaries listed in such schedule is validly existing and in good standing under the laws of their respective jurisdictions of formation or organization and, to the extent such jurisdiction recognizes such concept, is qualified to do business as a foreign entity in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect. Each such Subsidiary has all requisite power and authority necessary to own and operate its assets and to carry on its business as now being conducted. SolidFire, Incorporated, a New York corporation, has not conducted any business or owned any assets since its incorporation.

2.4 Authority. Company has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreements to which Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Company and, subject to receipt of the Requisite Stockholder Approval, no further action is required on the part of Company to authorize the Agreement and any Related Agreements to which it is a party and the transactions contemplated hereby and thereby. The Requisite Stockholder Approval constitutes the vote required to approve this Agreement by the Company Stockholders pursuant to the Charter Documents and Delaware Law. This Agreement and the Merger have been unanimously approved by the Board of Directors of Company.

This Agreement and each of the Related Agreements to which Company is a party has been duly executed and delivered by Company and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of Company enforceable against it in accordance with their respective terms, except as such enforceability may be subject to the laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies (the “Bankruptcy and Equity Exceptions”).

2.5 No Conflict. The execution and delivery by Company of this Agreement and any Related Agreement to which Company is a party, and the consummation of the transactions contemplated hereby and thereby, will not, in whole or in part, (a) constitute a breach or violation of, or a default under, any provision of the Charter Documents or the organizational documents of any of its Subsidiaries or (b) violate any Law applicable to any Acquired Company or any of their respective properties (whether tangible or intangible) or assets.

2.6 Consents. The execution and delivery by Company of this Agreement and any Related Agreement to which Company is a party, and the consummation of the transactions contemplated hereby and thereby, will not, in whole or in part, (a) require the consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing by Company with any Governmental Entity or (b) require the consent, notice, waiver of approval of or constitute a breach or violation of, or a default under, conflict with (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under any Material Contract, except for (i) such consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (iii) the adoption of this Agreement and approval of the transactions contemplated by this Agreement by the Company Stockholders constituting the Requisite Stockholder Approval.

2.7 Company Financial Statements.

(a) Company has made available to Parent, Company’s (i) audited consolidated balance sheet as of December 31, 2014 and 2013 and the related audited consolidated statements of income, consolidated stockholders’ equity and consolidated cash flows for each of the years ended December 31, 2014 and 2013 (the “Year-End Financials”), and (ii) the unaudited consolidated interim balance sheet as of November 30, 2015 (the “Current Balance Sheet”) and the related unaudited interim consolidated statements of income, consolidated stockholders’ equity and consolidated cash flows for the ten (10) months ended November 30, 2015 (together with the Current Balance Sheet, the “Interim Financials” and collectively, with the Year-End Financials, the “Financials”).

(b) The Financials (i) have been prepared from the books and records of Company, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and consistent with each other, and (iii) fairly present, in all material respects, the financial condition of Company on a consolidated basis at the dates therein indicated and the results of operations and cash flows of Company on a consolidated basis for the periods therein specified (subject, in the case of the Interim Financials, to the absence of notes and normal year-end audit adjustments, none of which individually or in the aggregate are material in amount).

(c) The books of account and other financial records of Company have been kept in the Ordinary Course consistent with applicable Laws, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of Company have been properly recorded therein in all material respects. Company has in place systems and processes that are customary for companies at the same stage of development as Company designed to provide (i) reasonable assurances regarding the reliability of the Financials and (ii) in a timely manner accumulate and communicate to the Acquired Companies’ principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Company Financial Statements. As of the date hereof, there are no outstanding significant deficiencies or material weaknesses that have been brought to Company’s attention by its independent auditors. To the Knowledge of Company, there have been no instances of fraud, whether or not material, that occurred during any period covered by the Financials.

(d) Since January 1, 2015, there has been no change in any accounting controls, policies, principles, methods or practices, including any change with respect to depreciation or amortization policies or rates or to reserves (whether for bad debts, contingent liabilities or otherwise), of Company, except insofar as may be required by a generally applicable change in GAAP, by the Acquired Companies or any revaluation by the Acquired Companies of any of their assets.

(e) Section 2.7(e) of the Disclosure Schedule sets forth an accurate and complete list of all Indebtedness of the Acquired Companies as of November 30, 2015.

2.8 No Undisclosed Liabilities. The Acquired Companies do not have any liability, Indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured or unmatured, or of the type required to be reflected in the liabilities column of a balance sheet prepared in accordance with GAAP, other than those (i) reflected and fully reserved against in the Current Balance Sheet; (ii) incurred in the Ordinary Course since the date of the Current Balance Sheet and which are, in nature and amount, consistent with those incurred historically since the date of the Current Balance Sheet (which, individually or in the aggregate, are not material to the Acquired Companies and none of which is a liability resulting from noncompliance with any Law, breach of Contract, tort or infringement); or (iii) incurred in connection with this Agreement and the transactions contemplated hereby. To the Knowledge of Company, the Acquired Companies do not have any other liability, Indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured or unmatured, other than those (A) reflected and fully reserved against in the Current Balance Sheet; (B) incurred in the Ordinary Course since the date of the Current Balance Sheet and which are, in nature and amount, consistent with those incurred historically since the date of the Current Balance Sheet (which, individually or in the aggregate, are not material to the Acquired Companies and none of which is a liability resulting from noncompliance with any Law, breach of Contract, tort or infringement); (C) incurred in connection with this Agreement and the transactions contemplated hereby; and (D) performance obligations under Contracts.

2.9 Product or Service Liability. Since January 1, 2013, there has been no claim, suit, action, proceeding or investigation by or before any Governmental Entity pending or, to Company’s Knowledge, threatened against or involving any Acquired Company relating to Company Products.

2.10 No Changes. Since January 1, 2015, there has not occurred any Material Adverse Effect and there has not been any change, event, development or condition (whether or not covered by insurance) that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect. Between January 1, 2015 and the date of this Agreement, the Acquired Companies have conducted their business in the Ordinary Course and there has not occurred:

(a) any acquisition, sale or transfer of any material asset of any Acquired Company other than in the Ordinary Course;

(b) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Company or any direct or indirect redemption, purchase or other acquisition by Company of any of its shares of capital stock;

(c) any Material Contract entered into by an Acquired Company, other than in the Ordinary Course and, or any amendment or termination of, or default or relinquishment of any material right under, any Material Contract, other than in the Ordinary Course;

(d) any amendment or change to the certificate of incorporation, bylaws or other organizational documents of any Acquired Company;

(e) other than in the Ordinary Course or as required by applicable Laws, any increase in or other modification of the compensation or benefits (including any severance, change of control or retention benefits) payable or to become payable by any of the Acquired Companies to any of its directors or employees resulting in additional liability to any Acquired Company;

(f) any incurrence, assumption or guarantee by the Acquired Companies of any Indebtedness for borrowed money or any creation or assumption of any Lien on any asset by the Acquired Companies, except for Indebtedness that was repaid between November 30, 2015 and the date hereof or will be repaid at or prior to Closing;

(g) any condemnation, seizure, damage, destruction or other casualty loss (whether or not covered by insurance) affecting the material assets, properties or business of the Acquired Companies and, to Company’s Knowledge, no such loss is threatened in Writing;

(h) any making of any loan, advance or capital contribution to or investment in any Person, excluding any advances to employees not in excess of $10,000 in the aggregate, made in the Ordinary Course relating solely to advancement of travel and other business expenses, the reimbursement of which are contingent upon reasonable documentation and appropriateness thereof;

(i) any labor dispute, other than routine and individual grievances that, to the Knowledge of Company, are unlikely to result in any material claim or action, or, to Company’s Knowledge, any activity or proceeding by a labor union or representative thereof to organize any employees of the Acquired Companies, or any lockouts, strikes, slowdowns or work stoppages or threats thereof by or with respect to such employees;

(j) any capital expenditure, or commitment for a capital expenditure, for additions or improvements to property, plant and equipment in excess of $50,000 individually or $200,000 in the aggregate that is not set forth in the annual budget of Company (a copy of which has been made available to Parent);

(k) except for capital expenditures and commitments referred to in paragraph (k) above, any (i) acquisition, lease, exclusive license or other purchase of any Intellectual Property or material tangible assets or property, or (ii) disposition, assignment, transfer, exclusive license or other sale of, any Intellectual Property or material tangible assets or property, in each case in one or more transactions, or any commitment in respect thereof, that, individually or in the aggregate, involved or involve payments of $50,000 or more;

(l) a grant of material credit to any customer, distributor or supplier of the Acquired Companies on terms or in amounts materially more favorable than had been extended to such or other customer, distributor or supplier in the past;

(m) any partnership, joint venture, joint development or other similar arrangement with one or more Persons;

(n) any commencement, settlement or compromise of any Action;

(o) any delay or postponement by any Acquired Company in the payment of accounts payable or other current liabilities (as determined under GAAP) outside the Ordinary Course;

(p) any action taken by the Acquired Companies or failure of the Acquired Companies to take any action that has had, or would reasonably be expected to have, the effect of accelerating to pre-Closing periods sales to trade or other customers that would otherwise be expected to occur after the Closing (including any failure to market and sell its products in normal commercial quantities and through normal commercial channels prior to the Closing);

(q) any action taken by the Acquired Companies or failure of the Acquired Companies to take any action that has had, or would reasonably be expected to have, the effect of accelerating the collection of any pre-Closing periods accounts receivable that would otherwise be expected to occur after the Closing; or

(r) any agreement by Company to do any of the things described in the preceding clauses (a) through (s) (other than negotiations with Parent and its Representatives regarding the transactions contemplated by this Agreement).

2.11 Tax Matters.

(a) Tax Returns. Company and each of its Subsidiaries have prepared and timely filed all income and other material Tax Returns required to be filed by any of them and such Tax Returns are true, complete and correct in all material respects and have been completed in substantial compliance with applicable Laws. Neither Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. Neither Company nor any of its Subsidiaries has received a Written claim from any Tax Authority in a jurisdiction where Company or any of its Subsidiaries does not file Tax Returns asserting that Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction. Company has made available to Parent correct and complete copies of all Tax Returns filed by Company and each of its Subsidiaries for all taxable periods since December 31, 2010. Neither Company nor any of its Subsidiaries is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Company and each of its Subsidiaries have disclosed on all applicable Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of U.S. federal income Tax within the meaning of Section 6662 of the Code. Neither Company nor any of its Subsidiaries is currently participating in, or has engaged in, any transaction that would constitute a “listed transaction,” or “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 or Section 6707A(c)(1) of the Code and similar state or local Tax statutes and that has not been disclosed on an applicable Tax Return.

(b) Tax Payments and Accruals. Company and each of its Subsidiaries, as of the Effective Time, will have paid all Taxes due and payable by Company or any of its Subsidiaries at or prior to the Effective Time, whether or not shown on any Tax Return. The Current Balance Sheet reflects all liabilities for unpaid Taxes of Company and each of its Subsidiaries for all periods (or portions of periods) through the date of the Current Balance Sheet, and neither Company nor any of its Subsidiaries has any liability for unpaid Taxes accruing after the date of the Current Balance Sheet except for Taxes arising in the Ordinary Course subsequent to the date of the Current Balance Sheet. The Closing Statement sets forth the acquisition date and tax basis of Company Capital Stock that, to the Knowledge of Company, is a “covered security” (as defined in Section 6045 of the Code).

(c) Liability for Other Person’s Taxes; Withholding. Neither Company nor any of its Subsidiaries has ever been a member of an affiliated group of corporations (other than a group the parent of which is Company) (within the meaning of Section 1504(a) of the Code) filing a consolidated

United States federal income Tax Return and neither Company nor any of its Subsidiaries has ever been a member of an affiliated group of corporations (other than a group the parent of which is Company) filing a consolidated, combined or unitary income Tax Return under provisions of state, local or foreign Tax Law comparable to Section 1504(a) of the Code. Neither Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than Company and its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or successor or by Contract (other than commercial Contracts, the principal purpose of which is not related to Taxes). Neither Company nor any of its Subsidiaries is a party to or bound by any Tax-sharing agreement or similar arrangement (other than commercial Contracts, the principal purpose of which is not related to Taxes). Company and each of its Subsidiaries has timely reported, withheld, and remitted, as applicable, with respect to their employees and other third parties, all Taxes required to be reported and/or withheld and remitted. Company and each of its Subsidiaries has properly collected and remitted sales, use, valued added and similar Taxes with respect to sales or leases made or services provided to its customers and have properly received and retained any appropriate Tax exemption certificates or other documentation for all such sales, leases or other services made without charging or remitting sales or similar Taxes that qualify as exempt from such Taxes.

(d) Audits; Deficiencies; Waivers; Rulings. No federal, state, local, or non-U.S. Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries has received from any federal, state, local, or non-U.S. Tax Authority (including jurisdictions where Company or its Subsidiaries have not filed Tax Returns) any (i) Written notice indicating an intent to open an audit or other review, (ii) Written request for information related to Tax matters, or (iii) Written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Tax Authority against Company or any of its Subsidiaries. Section 2.11(d) of the Disclosure Schedule lists all federal, state, local, and non-U.S. income Tax Returns filed by any of Company or its Subsidiaries for taxable periods ended on or after December 31, 2010, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. Company has made available to Parent correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by Company or any of its Subsidiaries or received since December 31, 2010. Neither Company nor any of its Subsidiaries has received any Written notice of any Tax deficiency, assessment or claim outstanding or assessed against Company or any of its Subsidiaries that is not reflected as a liability on the Current Balance Sheet. There is no Tax deficiency, assessment or claim outstanding or, to the Knowledge of Company, proposed against Company or any of its Subsidiaries that is not reflected as a liability on the Current Balance Sheet. Neither Company nor any of its Subsidiaries has executed any agreements or waivers extending any statute of limitations on or extending the period for the assessment or collection of any Tax. Neither Company nor any of its Subsidiaries has submitted a request for a ruling to the IRS or other Tax Authority.

(e) Tax Incentives. Section 2.11(e) of the Disclosure Schedule shows a true, correct and complete list of any Tax exemption, Tax holiday or other Tax-sharing arrangement or order that Company or any of its Subsidiaries has with any Governmental Entity, including the nature, amount and expiration date of such Tax exemption, Tax holiday or other Tax-sharing arrangement. Company and each of its Subsidiaries are in compliance with all terms and conditions required to maintain such Tax exemption, Tax holiday, or other Tax-sharing arrangement or order of any Governmental Entity.

(f) FIRPTA. Neither Company nor any of its Subsidiaries has been at any time a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii)(II) of the Code.

(g) Compensation. Section 2.11(g) of the Disclosure Schedule lists all service providers of Company and its Subsidiaries who may be “disqualified individuals” (within the meaning of Section 280G of the Code, or any successor provisions, and the Treasury Regulations thereunder (collectively, “Section 280G”)). The transactions contemplated by this Agreement will not result in the payment or series of payments (contingent or otherwise) to any person of a “parachute payment” within the meaning of Section 280G of the Code, or any other similar payment, which is not deductible for federal, state, local or foreign Tax purpose, or which results in the imposition of an excise Tax on such person under Section 4999 of the Code. Neither Company nor any of its Subsidiaries is a party to any Contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Company or any of its Subsidiaries that, individually or collectively, is reasonably expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 404 or 162 of the Code by Company or any of its Subsidiaries as an expense under applicable Law.

(h) Spin-Offs. Neither Company nor any of its Subsidiaries has constituted a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for nonrecognition of gain or loss under Section 355 of the Code.

(i) Accounting Methods. Neither Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) with respect to any transaction entered into on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received or receivable on or prior to the Closing Date; or (vi) election pursuant to Section 108(i) of the Code made effective on or before the Closing Date.

(j) Tax Liens. There are no Liens for Taxes on any of the assets or properties of Company or any of its Subsidiaries, other than for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves have been established on the Current Balance Sheet.

(k) Section 409A Compliance. Each Company Employee Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been documented, maintained and operated in all material respects in compliance with Section 409A of the Code, and all applicable regulations and IRS guidance promulgated thereunder (“Section 409A”). No additional Tax under Section 409A has been or, to Company’s Knowledge, is reasonably expected to be incurred by a participant in any such Company Employee Plan. Neither Company nor any Subsidiary is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by Section 409A. No Company Option or other right to acquire Company Common Stock or other equity of Company or any Subsidiary (i) has an exercise price that was less than the fair market value of the underlying equity securities as of the date such Company Option or other right was granted as determined by the Board of Directors of Company in good faith and in compliance with the relevant regulations and IRS guidance in effect on the date of grant (including, without limitation, IRS Notice 2005-1 and Section 1.409A-1(b)(5)(iv) of the Treasury Regulations), (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Option or right, (iii) has been granted after December 31, 2004, with respect to any class of capital stock of Company or any Subsidiary that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code), or (iv) has failed to be properly accounted for in accordance with GAAP in the Financial Statements. To Company’s Knowledge, no payment to be made under any Company Employee Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(a)(1) of the Code) is or will be subject to the penalties of Section 409A(a)(1) of the Code.

(l) Permanent Establishments; Transfer Pricing. Neither Company nor any of its Subsidiaries is subject to income Tax in any country other than the United States or the country where such Subsidiary is organized by virtue of having a permanent establishment or other place of business in that country. Company and each of its Subsidiaries are in material compliance with all applicable transfer pricing Laws, including the use of an arm’s length or similar amount for related person charges. Neither Company nor any of its Subsidiaries has received any Written proposal or assertion from a Tax Authority regarding the possibility of a transfer pricing adjustment or failure to comply with any transfer pricing requirements.

(m) Stamp Taxes. Each document relating to the assets of Company or any of its Subsidiaries which required a stamp, and each agreement entered into by Company or any of its Subsidiaries the enforcement of which required a stamp, has been duly stamped, and any material stamp duty (or any corresponding Tax) with respect to such documents and agreements has been paid.

(n) Boycotts; Dual Consolidated Losses; Overall Foreign Losses. Neither Company nor any of its Subsidiaries has ever (i) participated in an international boycott as defined in Section 999 of the Code; (ii) incurred (or been allocated) an overall foreign loss as defined in Section 904(f)(2) of the Code which has not been previously recaptured in full as provided in Section 904(f)(1) and/or Section 904(f)(3) of the Code; or (iii) incurred (or been allocated) any dual consolidated loss (as defined in Section 1503 of the Code).

(o) Depreciation; Interest Expense; Certain Leases. None of the assets of Company or any of its Subsidiaries (i) is tax exempt use property within the meaning of Section 168(h) of the Code, or (ii) directly or indirectly secures any debt, the interest on which is excluded from gross income under Section 103(a) of the Code.

(p) Tax Representation Disclaimer. With the exception of Section 2.11(i), no representations and warranties are made as to the period after the closing. Notwithstanding anything to the contrary in this Section 2.11, neither Company nor any of its Subsidiaries makes any representation as to the amount of, or limitations on the use of, any net operating losses, capital losses, deductions, Tax credits and other similar items of Company or any of its Subsidiaries.

2.12 Title to Properties; Absence of Liens and Encumbrances; Condition of Equipment; Customer Information.

(a) None of the Acquired Companies owns any real property, nor, since inception, have they ever owned any real property. Section 2.12(a) of the Disclosure Schedule sets forth a list of all real property currently leased, subleased or licensed by or from any Acquired Company or otherwise used or occupied by any Acquired Company (the “Leased Real Property”), the name of the lessor, licensor, sublessor, master lessor and/or lessee the date and term of the lease, license, sublease or other occupancy right and each amendment thereto and, with respect to any current lease, license, sublease or other occupancy right the aggregate annual rental payable thereunder.

(b) Company has made available to Parent true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof (“Lease Agreements”); and there are no other Lease Agreements for real property to which an Acquired Company is bound. All such Lease Agreements are valid and effective in accordance with their respective terms, and there is not, under any of such Lease Agreements, any existing default by Company, no past-due rentals by Company, or event of default by Company (or event which with notice or lapse of time, or both, would constitute a default by Company). Company has not received any Written notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied and withdrawn. Other than one or more of the Acquired Companies, there are no other parties occupying, or to the Knowledge of Company, with a right to occupy, the Leased Real Property.

(c) The Leased Real Property is in all material respects in good operating condition and repair, to the Knowledge of Company free from structural, physical and mechanical defects, ordinary wear and tear excepted, is maintained in a manner consistent with standards generally followed with respect to similar properties, and is suitable in all material respects for the conduct of the business of the Acquired Companies as presently conducted.

(d) Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of their tangible properties and assets, real, personal and mixed, used or held for use in their business, free and clear of any Liens, except (i) as reflected in the Current Balance Sheet, (ii) Liens for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves have been established on the Current Balance Sheet, and (iii) such imperfections of title and encumbrances, if any, which do not detract from the value or interfere with the present use of the property subject thereto or affected thereby.

(e) Section 2.12(e) of the Disclosure Schedule lists all material items of equipment (the “Equipment”) owned or leased by Company with a replacement value in excess of $25,000, and such Equipment is (i) adequate for the conduct of the business of Company as currently conducted, and (ii) in good operating condition, regularly and properly maintained, subject to normal wear and tear.

(f) Company has sole and exclusive ownership, free and clear of any Liens, of all customer lists, customer contact information, customer correspondence and customer licensing and purchasing histories relating to its current and former customers (the “Customer Information”). No Person other than Company possesses any claims or rights with respect to use of the Customer Information.

2.13 Intellectual Property.

(a) Company Products. Section 2.13(a) of the Disclosure Schedule lists all Company Products currently available for sale or license by name and, where applicable, current version number.

(b) Intellectual Property. Section 2.13(b) of the Disclosure Schedule lists, (i) all Company Intellectual Property that is Registered Intellectual Property (“Company Registered Intellectual Property”) and Internet domain names included in the Company Intellectual Property, which includes all pending patent and trademark applications and any material unfiled Trademarks used by any Acquired Company with respect to any Company Products, (ii) any actions that must be taken by any Acquired Company within ninety (90) days of the date hereof with respect to any of the Company Registered Intellectual Property or any patent or trademark applications, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates, (iii) any proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) to which any Acquired Company is or was a party and in which claims are or were raised relating to the validity, enforceability, scope, ownership or infringement of any of the Company Registered Intellectual Property (other than any Action that is not final or appealable in connection with the prosecution of any trademark registration application or patent application) and (iv) the titles of any inventions that are in the process of being registered, filed, certified or otherwise perfected or recorded as Registered Intellectual Property. With respect to each item of Company Registered Intellectual Property: (A) all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions (to the extent protection has been sought in foreign jurisdictions), as the case may be, for the purposes of protecting and/or maintaining such Intellectual Property Rights; (B) each such item is currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of use); (C) each such item is, to the Knowledge of Company, subsisting, valid and enforceable, and (D) each such item is not subject to any late unpaid maintenance fees or Taxes. To Company’s Knowledge, except as set forth on Section 2.13(b)(1) of the Disclosure Schedule, there are no facts, information, or circumstances, including any information or facts that constitute prior art, that render any of the issued Company Registered Intellectual Property invalid or unenforceable, or affect any pending application for any Company Registered Intellectual Property. Company has not misrepresented, or failed to disclose, any facts or circumstances in any application for any Company Registered Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or, to Company’s Knowledge, that would otherwise affect the enforceability of any Company Registered Intellectual Property.

(c) Transferability of Company Intellectual Property. At the Effective Time, all Company Intellectual Property will be fully transferable, alienable and licensable by the Surviving Corporation without restriction and without payment of any kind to any third party.

(d) Title to Company Intellectual Property. Company or any Subsidiary thereof is the sole and exclusive owner of each item of Company Intellectual Property, free and clear of any Liens other than non-exclusive rights granted (i) pursuant to nondisclosure agreements entered into in the Ordinary Course, (ii) to consultants, contractors or vendors to use Company Intellectual Property and Company Technology for the sole benefit of Company, (iii) to customers pursuant to Written agreements entered into in the Ordinary Course, and (iv) Outbound Licenses set forth in Section 2.13(h) of the Disclosure Schedule. The Acquired Companies have the sole and exclusive right to bring a claim or suit against any Person for past, present or future infringement or misappropriation of the Company Intellectual Property and to retain for itself any damages recovered in any such action. No Acquired Company has transferred ownership of, or granted any exclusive license with respect to any Company Intellectual Property Rights.

(e) Inbound Licenses. Section 2.13(e) of the Disclosure Schedule lists all Contracts under which a third party licenses or provides any Intellectual Property Rights or Technology to any Acquired Company, including any Intellectual Property Rights or Technology that is incorporated into or embodied in a Company Product, other than (i) licenses for the Open Source Software listed in Section 2.13(o)(i) of the Disclosure Schedule, and (ii) licenses for Generally Available Software (“Inbound Licenses”). Except for the Open Source Software listed in Section 2.13(o)(i) of the Disclosure Schedule, no third party that has licensed or provided Intellectual Property Rights or any Technology to any Acquired Company has retained ownership of or license rights under any Intellectual Property Rights in any improvements or derivative works made solely or jointly by any Acquired Company under such license.

(f) Sufficiency, Validity and Enforceability. Other than Intellectual Property Rights licensed to the Acquired Companies under (i) licenses for the Open Source Software listed in Section 2.13(o)(i) of the Disclosure Schedule, (ii) licenses for Generally Available Software and (iii) the licenses set forth in Section 2.13(e) of the Disclosure Schedule, and (iv) Intellectual Property Rights that, with respect to the conduct of the business of the Acquired Companies, the Acquired Companies are not required to have a license (for example, due to fair use or first sale exhaustion), the Company Intellectual Property includes all the Intellectual Property Rights used in or necessary for the conduct of the business of the Acquired Companies as it currently is conducted, including the design, development, manufacture, use, marketing, import for resale, delivery, distribution, licensing out and sale of all Company Products. The Acquired Companies own, or possess licensed copies of or otherwise have rights to use, all Technology that is used in or necessary for the conduct of the business of the Acquired Companies as currently conducted by Company. To the Knowledge of Company, the Company Intellectual Property and Intellectual Property Rights licensed to the Acquired Companies, are subsisting, valid, and enforceable, and have not been adjudged invalid or unenforceable in whole or part.

(g) Standard Form Agreements. Copies of Company’s standard form(s) of non-disclosure agreement have been made available to Parent.

(h) Outbound Licenses. Other than non-disclosure agreements, Section 2.13(h) of the Disclosure Schedule lists all Contracts under which any Acquired Company has granted, licensed or provided any Intellectual Property Rights and/or Technology, including Company Products, to third parties (other than non-exclusive rights granted to (i) consultants, contractors or vendors to use Company Intellectual Property and Company Technology for the sole benefit of Company or (ii) customers pursuant to Written agreements entered into in the Ordinary Course), including any Contracts containing covenants not to sue or non-assertion provisions that relate to Intellectual Property Rights (“Outbound Licenses”).

(i) No Infringement by Company. The operation of the business of the Acquired Companies as it is currently conducted and the Acquired Companies’ use of Company Intellectual Property and Intellectual Property Rights licensed to any Acquired Company in connection therewith, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, delivery, sale and licensing out of any Company Product, does not infringe or misappropriate, any Intellectual Property Rights of any Person, violate the Intellectual Property Rights of any Person (including any right to privacy or publicity), or constitute unfair competition or trade practices under the Laws of any jurisdiction. Company has not received Written notice from any Person claiming that such operation or any Company Product, or any Technology used by the Acquired Companies, infringes or misappropriates any Intellectual Property Rights of any Person or constitutes unfair competition or trade practices under the Laws of any jurisdiction (nor does Company have Knowledge of any basis therefor). No Company Product, Company Intellectual Property or, to the Knowledge of Company, Intellectual Property Rights licensed to any Acquired Company, is subject to any proceeding or outstanding order or settlement agreement or stipulation that restricts in any manner the use, provision, transfer, assignment or licensing thereof by any Acquired Company or affects the validity, use or enforceability of such Company Product, Company Intellectual Property or Intellectual Property Rights licensed to any Acquired Company.

(j) No Conflict. The consummation of the transactions contemplated herein will not result in the termination or impairment of any Company Intellectual Property. All Contracts relating to Technology or Intellectual Property Rights to which any Acquired Company is a party, including the Inbound Licenses and Outbound Licenses, (the “IP Contracts”) are in full force and effect, except to the extent they have previously expired in accordance with their terms. The consummation of the transaction contemplated hereby will not (with or without the giving of notice or lapse of time or both) violate or result in the breach, modification, cancellation, termination or suspension of, or give rise to any right to modify, cancel, terminate or suspend, or accelerate any payments with respect to, such IP Contracts. The Acquired Companies are in material compliance with, and have not materially breached any term of any

IP Contracts and, to the Knowledge of Company, all other parties to IP Contracts in all material respects are in compliance with, and have not breached any term thereof. Following the Closing Date, the Acquired Companies will be permitted to exercise all of their respective rights under the IP Contracts to the same extent the Acquired Companies would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that Company, any of its Subsidiaries or Parent would have been required to pay had the transactions contemplated by this Agreement not occurred.

(k) No Third Party Infringement. To the Knowledge of Company, no Person is engaging in any activity that infringes or misappropriates any Company Intellectual Property.

(l) Proprietary Information Agreements. Copies of Company’s standard form of proprietary information, confidentiality and Intellectual Property Rights assignment agreement for employees and Company’s standard form of consulting agreement containing proprietary information, confidentiality and Intellectual Property Rights assignment provisions have been made available to Parent. All (i) current and former employees of the Acquired Companies, and (ii) current and former consultants of the Acquired Companies, in each case who have been involved in the creation, invention or development of Company Products, Intellectual Property Rights or Technology for or on behalf of the Acquired Companies (each, a “Contributor”), have executed the applicable form (or a substantially similar form) of agreement. Without limiting the foregoing, no Contributor owns or has any right (other than moral rights) to Company Products, Company Intellectual Property or Company Technology, nor to the Knowledge of Company has any Contributor made any assertions with respect to any alleged ownership or rights. All current and former employees of the Acquired Companies that are or were involved in the creation, invention or development of Company Products, Intellectual Property Rights or Technology for or on behalf of the Acquired Companies, and at the time of employment, residents of countries that recognize moral rights or whose employment relationships are or were governed by applicable Laws in countries that recognize moral rights have executed Written agreements with Company or the applicable Subsidiary that to the fullest extent permitted under applicable Law, waive for the benefit of the Acquired Companies, all moral rights in any works of authorship relating to the business of the Acquired Companies. Without limiting the generality of the representations made in Sections 2.13(d), (f) and (i), to the Knowledge of Company, none of the Acquired Companies’ employees’ and consultants’ work for the Acquired Companies has been in any way done in breach of such employees’ or consultants’ obligations to any third parties, including any confidentiality or Intellectual Property Rights and Technology transfer obligations, and to the Knowledge of Company, there is no basis for any third party to claim rights to any Company Intellectual Property or Company Technology as work for hire or otherwise in connection with any work done by an Acquired Company employee or consultant for such third party at any time.

(m) Confidentiality Protection. The Acquired Companies have taken all reasonable steps to protect the confidentiality of confidential information and trade secrets of the Acquired Companies or of any third party that has provided any confidential information or trade secrets to the Acquired Companies. In addition, (i) to the Knowledge of the Company, there has been no misappropriation of any material trade secrets or other material confidential Intellectual Property Rights owned by the Acquired Companies; (ii) to the Knowledge of Company, there has been no misappropriation of any material trade secrets or other material confidential Intellectual Property Rights licensed to the Acquired Companies; and (iii) no employee, independent contractor, or agent of the Acquired Companies, or any Subsidiary is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement, or similar agreement or Contract relating in any way to the protection, ownership, development, use or transfer of Intellectual Property Rights.

(n) Government Funding. No government funding, facilities or resources of any government, international organization, university, college, other educational institution or research center was used in the development of the Company Products or Company Intellectual Property.

(o) Open Source Software.

(i) Section 2.13(o)(i) of the Disclosure Schedule lists, all software that is available under the GNU Affero General Public License (AGPL), GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), Apache License, BSD licenses, or any other license that meets the Open Source Definition (www.opensource.org/osd.html) and/or Free Software Definition (www.gnu.org/philosophy/free-sw.html) (collectively, “Open Source Software”) and which has been included in, combined with, or used in the delivery of, any Company Product that the Company has distributed to third parties in any way, and identifies whether such Open Source Software was included, combined, used, modified and/or distributed (as applicable). The Acquired Companies have not used Open Source Software in any manner that, with respect to any Company Product or other Company Technology, (A) requires its disclosure or distribution in source code form, (B) requires the licensing thereof for the purpose of making derivative works, (C) imposes any restriction on the consideration to be charged for the distribution thereof, or (D) creates, or purports to create, obligations for the Acquired Companies with respect to any Technology or Intellectual Property Rights owned by any Acquired Company or grants, or purports to grant, to any third party, any rights or immunities under any Technology or Intellectual Property Rights owned by any Acquired Company or (E) impose any other material limitation, restriction, or condition on the right of any Acquired Company with respect to its use or distribution of any Technology or Intellectual Property Rights owned by any Acquired Company. With respect to any Open Source Software that is or has been used by any Acquired Company in any way, each Acquired Company has been and is in material compliance with all applicable licenses with respect thereto, including attribution and copyright notice requirements.

(ii) Neither the Acquired Companies, nor any of their employees, have contributed any Company Product or Company Technology to Open Source Software and no contributions made by Company or any employees to Open Source Software, if any, (i) were made in breach of confidentiality, Intellectual Property Rights or other obligations under any Contract to which Company, a Subsidiary or a contributing employee is a party, (ii) breach the terms of the open source license or other agreement under which they were contributed or released or (iii) infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person.

(p) Source Code. Neither the Acquired Companies, nor any other Person acting on their behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or authorized the disclosure or delivery to any escrow agent or other Person of, any source code for any Company Intellectual Property or any Company Product except for disclosures to employees, contractors or consultants under binding Written agreements that prohibit use or disclosure except in the performances of services to Company or any Subsidiary thereof. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by an Acquired Company or any Person then acting on its behalf to any Person of any source code for any Company Intellectual Property or any Company Product. Section 2.13(p) of the Disclosure Schedule identifies each Contract pursuant to which any Acquired Company has deposited, or may be required to deposit, with an escrowholder or any other Person, any source code for any Company Intellectual Property or any Company Product.

(q) Development Tools. Except with respect to any Open Source Software listed in Section 2.13(o)(i) of the Disclosure Schedule, Section 2.13(q) of the Disclosure Schedule contains a complete list of all software development tools used by the Acquired Companies, except for any such tools that are Generally Available Software and are used in their generally available form (such as standard compilers) (the “Development Tools”). Section 2.13(q) of the Disclosure Schedule also sets forth, for each Development Tool: (a) not entirely developed internally by employees of the Acquired Companies, the identity of the independent contractors and consultants involved in such development and a list of the agreements with such independent contractors and consultants; (b) a list of any third parties with any rights to receive royalties or other payments with respect to such Development Tool, and a schedule of all such royalties payable; (c) a list of any restrictions on any Acquired Company’s unrestricted right to use and distribute such Development Tool; and (d) a list of all agreements with third parties for the use by such third party of such Development Tool. The Acquired Companies have sufficient right, title and interest in and to the Development Tools for the conduct of its business as currently conducted.

(r) Development Agreements. To the extent that any Contract to which any Acquired Company is a party continues to provide for development by such Acquired Company of any Company Product: (i) such development has been substantially timely and properly completed in accordance with the terms of such Contract in all material respects and Company has not and will not have any material liability arising out of any prior deliverables; (ii) Company is and will be in full compliance in all material respects with all internal schedules and specifications to meet any milestone or other delivery specified in such Contract, the date of which milestone or delivery has not yet occurred; and (iii) Company is not aware of any matter which would reasonably be expected to cause Company or any such Subsidiary not to timely and properly meet any milestone or other delivery date in full accordance with the applicable Contract. Company is in full compliance in all material respects with all maintenance and enhancement obligations contained in all such Contracts, and Company has not received any Written notice from any Person to the contrary. To the extent that any Contract to which any Acquired Company is a party continues to provide for development for such Acquired Company of any Company Product by any third party, to the Knowledge of Company, no such third party has materially breached any obligations with respect to delivery schedule or specifications.

(s) Personal Data and Privacy.

(i) The Acquired Companies are, and, at all times have been, in compliance, with (A) all applicable U.S. federal, state, local and foreign rules and regulations pertaining to (1) data security, cyber security, and e-commerce, including without limitation, the Health Insurance Portability and Accountability Act of 1996, Title II, Subtitle F, Sections 261-264, Public Law 104-191 and the Health Information Technology for Economic and Clinical Health Act, as amended, and the Gramm-Leach-Bliley Act and in each case, the rules implemented thereunder, and (2) the collection, storage, use, access, disclosure, processing, security, and transfer of Personal Data (referred to collectively in this Agreement as “Data Activities”) ((i) and (ii) together “Privacy Laws”); and (B) to the extent applicable to the Acquired Companies as merchants, the PCI Security Standards Council’s Payment Card Industry Data Security Standard; and (C) material requirements of all Contracts (or portions thereof) to which Company is a party that are applicable to Data Activities (collectively, “Privacy Agreements”). Company has made available to Parent accurate and complete copies of all of the Privacy Agreements.

(ii) Company maintains, and at all times has maintained (1) a publicly posted website privacy policy and (2) various policies and processes designed to safeguard its systems, products, and Personal Data in its possession or under its control (collectively “Privacy and Data Security Policies”). Section 2.13(s)(ii) of the Disclosure Schedule contains each Privacy and Data Security Policy in effect at any time since the inception of Company, and Company has made available a true, correct, and complete copy of each such Company Privacy and Data Security Policy. At all times, Company has been and is in compliance with all such Privacy and Data Security Policies. Neither the execution, delivery, nor performance of this Agreement, nor the consummation of any of the transactions contemplated under this Agreement will violate any of the Privacy Agreements, Privacy and Data Security Policies or any applicable Privacy Laws.

(iii) There is no pending, nor within the last three (3) years, has there been any, Written complaint or charge, audit, proceeding, investigation or claim against Company initiated by (a) any Person; (b) the United States Federal Trade Commission, any state attorney general or similar state official; (c) any other Government Entity, foreign or domestic; or any regulatory or self-regulatory entity – alleging that any Data Activity of Company: (A) is in violation of any applicable Privacy Laws, (B) is in violation of any Privacy Agreements, (C) is in violation of any Privacy and Data Security Policies, or (D) otherwise constitutes an unfair, deceptive, or misleading trade practice.

(iv) At all times, Company has taken commercially reasonable steps to ensure that all Personal Data in its possession or control is protected against unauthorized access, acquisition, use, modification, disclosure or other misuse. To the Knowledge of Company, there has been no unauthorized access, use, or disclosure of Personal Data in the possession or control of Company and any of its contractors with regard to any Personal Data obtained from or on behalf of Company. There has not been any unauthorized intrusions into or breaches of security of any Company systems.

(v) Company contractually requires all third parties, including vendors, Affiliates, and other persons providing services to Company that have access to or receive Personal Data from or on behalf of Company to comply with all applicable Privacy Laws, and to take commercially reasonable steps to ensure that all Company Personal Data in such third parties’ possession or control is protected against unauthorized access, acquisition, use, modification, disclosure or other misuse.

(t) Bugs. Company has provided or made available to Parent, Company’s current (as of the date hereof) list of known bugs maintained by its development or quality control groups with respect to any of the Company Products and Company Technology. Company has disclosed in Writing to Parent or made available all information relating to any problem or issue with respect to any of such Company Products and other Company Technology that the Company has distributed to third parties which adversely affects, or may reasonably be expected to adversely effect, the value, functionality or fitness for the intended purpose of such Company Products or Technology. Except to the extent that would not have a material adverse effect on the Acquired Companies, (i) there are no material defects, malfunctions or nonconformities in any of such Company Products and Company Technology; (ii) there have been, and are, no claims asserted against any Acquired Company or any of its respective customers or distributors related to such Company Products or Company Technology; and (iii) no Acquired Company has, nor is required to, recall such Company Products or Company Technology.

(u) Contaminants. Each Acquired Company has taken reasonable steps to prevent the introduction by any Acquired Company or any employee or contractor thereof into any Company Product (or any part thereof) and the Technology used to deliver all Company products of any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such Company Product and the Technology used to deliver all Company Products (or all parts thereof) or data or other software of users (“Contaminants”).

(v) Standards Bodies. No Acquired Company is and has not ever been a member or a contributor to, any industry standards body or similar organization that requires or obligates such Acquired Company to grant or offer any other Person any license or right to any Company Intellectual Property or Company Technology.

2.14 Material Contracts. All of the Material Contracts are listed in Section 2.14 of the Disclosure Schedule and have been made available to Parent. There are no Material Contracts that are oral and have not been reduced to Writing. With respect to each Material Contract:

(a) assuming the due authorization, execution and delivery thereof by the other party or parties thereto, the Material Contract is valid, binding, enforceable and in full force and effect with respect to the Acquired Companies in accordance with its terms, and, to Company’s Knowledge, is valid, binding, enforceable and in full force and effect as of the date hereof with respect to each other party or parties thereto in accordance with its terms, in either case, subject to the Bankruptcy and Equity Exceptions;

(b) neither the Acquired Companies nor, to Company’s Knowledge, any other party is in breach or default, and no event has occurred (whether with or without the passage of time, the giving of notice or both) would constitute a breach or default by the Acquired Companies or, to Company’s Knowledge, by any such other party, or permit termination, modification or acceleration, under such Material Contract;

(c) for purposes of this Agreement, “Top Customers” means Company’s top twenty-five (25) customers listed in Section 2.14(c) of the Disclosure Schedule (measured by revenue derived from such customers during the applicable period) for each of (i) the fiscal year ended December 31, 2014 and (ii) the eleven-month period ended November 30, 2015;

(d) for purposes of this Agreement, “Top Partners” means Company’s top twenty-five (25) partners listed in Section 2.14(d) of the Disclosure Schedule (measured by revenue derived from such partners during the applicable period) for each of (i) the fiscal year ended December 31, 2014 and (ii) the eleven-month period ended November 30, 2015;

(e) for purposes of this Agreement, “Top Suppliers” means Company’s top twenty-five (25) suppliers listed in Section 2.14(e) of the Disclosure Schedule (measured by dollar volume of purchases from such suppliers during the applicable period) for each of (i) the fiscal year ended December 31, 2014 and (ii) the eleven-month period ended November 30, 2015; and

(f) “Material Contract” means any Contract currently in effect to which any of the Acquired Companies is a party as of the date hereof that:

(i) by its terms provides for receipts or requires expenditures after the date hereof in excess of $100,000 per year, or $500,000 in the aggregate over the term of such Material Contract;

(ii) other than the Acquired Companies’ standard form(s) of purchase order (the “Standard PO”), which has been made available to Parent, any customer purchases with material differences from the Standard PO (other than prices, quantities and dates);

(iii) are purchase orders for the Top Customers (A) that have been received in the past 24-months and have not been issued to master purchase agreements that have been provided to Parent or (B) for which the product has not yet been delivered to such Top Customer;

(iv) are partner agreements for the Top Partners;

(v) has given any warranties or indemnities relating to Company Products or Technology sold or licensed or services rendered by the Acquired Companies, except for warranties and indemnities substantially the same as (A) the Company’s Standard PO; (B) the purchase orders with any of the Top Customers that have been made available to Parent; and (C) those implied by law that cannot be disclaimed;

(vi) are required to be listed pursuant Section 2.13(e) and 2.13(h) or relating to or regarding Company Intellectual Property (excluding Generally Available Software);

(vii) requires any of the Acquired Companies to indemnify any Person other than written Contracts entered into in the Ordinary Course;

(viii) grants any exclusive rights for the benefit of a party other than an Acquired Company (including any right of first refusal or right of first negotiation);

(ix) will cause, as a result of this Agreement: (A) Parent, any of its Affiliates or any Acquired Company to grant to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, any of them, (B) Parent, any of its Affiliates or any Acquired Company, to be restricted from developing, selling, licensing, manufacturing, delivering, distributing or commercializing any Intellectual Property Rights owned by, or licensed to, any of them or Company Products, or (C) Parent, any of its Affiliates or any Acquired Company to be obligated to pay any royalties or other fees or consideration with respect to Intellectual Property Rights of any third party in excess of those payable by the Acquired Companies in the absence of this Agreement or the transactions contemplated hereby.

(x) prohibits any Acquired Company from competing or otherwise freely engaging in any line of business or providing services to customers or potential customers or any class of customers anywhere in the world, during any period of time in any material respect or that otherwise restricts any activities of any Acquired Company with respect to any line of business or segment of the market;

(xi) evidences of any Indebtedness for borrowed or loaned money, including guarantees of such Indebtedness;

(xii) involves any ongoing partnership, joint venture or limited liability company agreement or concerning any equity or partnership interest in another Person;

(xiii) relates to the acquisition or disposition of any business or Person (whether by merger, sale of stock, sale of assets or otherwise);

(xiv) is a Contract for the employment of any officer, individual employee or other person on a full time, part time or consulting basis which provides for annual compensation in excess of $175,000;

(xv) has been entered into with any Top Customer or Top Supplier;

(xvi) under which any Top Customer has given Written notice to the effect that, or Company has Knowledge that any such Top Customer will stop, decrease the rate of, or change the terms (whether related to payment, price or otherwise) with respect to, buying products from the Acquired Companies (whether as a result of the consummation of the transactions contemplated hereby or otherwise);

(xvii) under which any Top Supplier has given Written notice to the effect that, or Company has Knowledge that any such supplier will stop, decrease the rate of, or change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Acquired Companies (whether as a result of the consummation of the transactions contemplated hereby or otherwise);

(xviii) under which any third party, including any dealer, distributor, OEM (original equipment manufacturer), VAR (value added reseller), sales representative or similar party is authorized to sell, sublicense, lease, distribute, or take orders for any product of any of the Acquired Companies;

(xix) contains confidentiality or non-disclosure obligations outside of the Ordinary Course;

(xx) is a Lease Agreement;

(xxi) under which the Acquired Companies have sold or have promised to sell or provide any goods, services, or Technology to any Person in any country under embargo by the United States (including Iran, North Korea, Cuba, Syria or Sudan), or to any Person to whom exports, reexports or transfers from the United States require a license from the Office of Foreign Assets Control;

(xxii) (A) restricts any of the Acquired Companies from freely setting prices for its products and services (including any most favored customer pricing, “unlimited use” or “all you can eat” provisions), (B) restricts any of the Acquired Companies from soliciting potential employees, consultants, contractors or other suppliers or customers, (C) grants any rights of refusal, rights of first negotiation or similar rights to any Person, or (D) gives another Person any right to purchase, license or otherwise acquire any product or service of any parent company of, or successor to, any Acquired Companies;

(xxiii) involves the development of any Intellectual Property Rights or Technology, independently or jointly, by or for any Acquired Company (other than by any Contributor); or

(xxiv) involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons or involves the payment of license fees (other than in connection with any Generally Available Software) or royalties to any other Person, to the extent any such sharing or payment exceeds $25,000 in a year.

2.15 Accounts Receivable.

(a) Company has made available to Parent a list of all accounts receivable of the Acquired Companies as of the date of the Current Balance Sheet, together with an aging schedule as of such date indicating a range of days elapsed since invoice.

(b) All of the accounts receivable of the Acquired Companies arose in the Ordinary Course, are carried at values determined in accordance with GAAP consistently applied and are to the Knowledge of Company, as of the date hereof, collectible in the Ordinary Course, except for appropriate reserves therefore set forth in the Current Balance Sheet, or, for receivables arising subsequent to the date of the Current Balance Sheet, as reflected on the books and records of the Acquired Companies (which are prepared in accordance with GAAP consistently applied). As of the date hereof, no person has any Lien on any accounts receivable of the Acquired Companies.

2.16 Litigation. There are not now, nor since January 1, 2012, have there been any actions, suits, proceedings, claims, arbitrations or investigations pending, or threatened in Writing, against any of the Acquired Companies or any of their respective assets or properties or officers or directors or employees (in their capacities as such) respectively, at Law or in equity, or by or before any Governmental Entity. Neither Company nor any other Acquired Company is subject to any outstanding judgment, decree or order of any court or Governmental Entity.

2.17 Compliance with Laws. Each of the Acquired Companies is, and at all times has been, in compliance, in all material respects with all Laws, and not in violation of any Laws, including applicable Environmental Laws. No Acquired Company has received any Written notice of or alleging any violation of Laws.

2.18 Minute Books. The minutes of Company made available to Parent contain complete and accurate records of all actions taken, and summaries of all meetings held, by the stockholders and the Board of Directors of Company (and any committees thereof) since the time of incorporation of Company, as the case may be. At the Closing, the minute books of the Acquired Companies will be in the possession of Company.

2.19 Brokers’ and Finders’ Fees. Except for fees payable to Qatalyst Partners LP (which shall be treated as Third Party Expenses hereunder), the Acquired Companies have not incurred, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with the Agreement or any transaction contemplated hereby.

2.20 Employee Benefit Plans and Compensation.

(a) Benefit Plans. Section 2.20(a) of the Disclosure Schedule contains a complete and accurate list of each outstanding Company Employee Plan (other than with respect to Contracts based on form agreements that have been made available to Parent, provided such Contracts do not materially differ from the forms upon which they are based and severance agreements executed in the Ordinary Course that have been fully performed). “Company Employee Plan” means each plan, program, policy, Contract, or agreement providing for retirement, deferred compensation, employee loans, change of control, retention, severance, separation, relocation, repatriation, expatriation, performance awards, bonus, commission, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, fringe benefits, paid time off, cafeteria benefits or other pay or benefits, whether Written or unwritten, including without limitation each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which is currently sponsored, maintained, contributed to, or required to be contributed to by Company or any of its ERISA Affiliates for the benefit of any current or former employee, officer, director or independent contractor of any Acquired Company, or with respect to which any Acquired Company has or may reasonably be expected to have any liability (including without limitation contingent liability) or obligation, in each case, other than any plan, arrangement, program, agreement or commitment required to be maintained or contributed to by applicable Laws.

(b) Documents. Company has furnished or made available to Parent true and complete copies of documents embodying each of the Company Employee Plans, including without limitation trust documents, group annuity Contracts, plan amendments, and tests for compliance with all applicable laws pertaining to coverage, nondiscrimination, top heavy status, limits on contributions and benefits and Tax deductibility of contributions, in each case, for the last three plan years, all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, non-fiduciary insurance policies or Contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, in each case, that are currently in effect, and material communications with any governmental authority for the last three plan years. With respect to each Company Employee Plan that is subject to ERISA reporting requirements, Company has provided or made available to Parent copies of the Form 5500 reports filed for the last three plan years. Company has furnished or made available to Parent the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan, and to the Knowledge of Company, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Code Section 401(a).

(c) Compliance. (i) Each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all applicable Laws (including ERISA, the Code and ACA), in each case, in all material respects; and Company and each ERISA Affiliate have performed all material obligations required to be performed by them under, and have no Knowledge of any material default or violation by any other party to, any of the Company Employee Plans; (ii) any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all currently effective amendments to the Code, is entitled to rely on an opinion letter issued by the IRS with respect to a prototype plan, or has time remaining to apply under applicable Treasury Regulations or Internal Revenue Service pronouncements for a determination or opinion letter and to make any amendments necessary to obtain a favorable determination or opinion letter; (iii) except as set forth on Section 2.20(c)(iii) of the Disclosure Schedule, none of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person; (iv) there has been no “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, with respect to any Company Employee Plan; (v) none of Company or any ERISA Affiliate is subject to any liability, penalty or Tax under Sections 4975 through 4980 of the Code (including but not limited to Section 4980H of the Code) or Title I of ERISA with respect to any Company Employee Plan; (vi) all contributions and payments required to be made by Company or any ERISA Affiliate to any Company Employee Plan have been paid or accrued in accordance with prior funding and accruals in all material respects, as adjusted to include proportional accruals for the period ending at the Closing Date; (vii) each Company Employee Plan subject to ERISA has prepared in good faith and filed all requisite governmental reports, which were true and correct as of the date filed in all material respects; (viii) no suit, administrative proceeding, action or other litigation has been brought, or to the Knowledge of Company is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine claims for benefits and appeals for such claims); (ix) there has been no amendment to, Written interpretation or announcement by Company or any ERISA Affiliate that would materially increase the expense of maintaining any Company Employee Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in the Financials; and (x) each Company Employee Plan that is intended to be a grandfathered plan under the ACA has continuously satisfied applicable requirements under the ACA since 2010 in all material respects.

(d) No Title IV or Multiemployer Plan. Neither Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including without limitation any contingent liability) under any “multiemployer plan” (as defined in Section 3(37) of ERISA), or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. Neither Company nor any ERISA Affiliate has any actual or potential withdrawal liability (including without limitation any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e) ACA, COBRA, FMLA, HIPAA, Cancer Rights. With respect to each Company Employee Plan, Company and its Subsidiaries has complied, in all material respects, with (i) the ACA; (ii) the applicable health care continuation and notice provisions of COBRA and the regulations thereunder or any state Law governing health care coverage extension or continuation; (iii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iv) the applicable requirements of HIPAA; and (v) the applicable requirements of the Cancer Rights Act of 1998. Company has no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA, or any state Law governing health care coverage extension or continuation. Company has no material liability for failure to provide any document or file any informational return under ERISA, the Code or the ACA.

(f) Effect of Transaction. Except as expressly provided in this Agreement, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of Company or any ERISA Affiliate to severance benefits or any other payment (including without limitation golden parachute, bonus or benefits under any Company Employee Plan); (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider; (iii) result in any forgiveness of Indebtedness; or (iv) result in the funding of any trust or the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent or Company and its Subsidiaries (other than the payment of accrued benefits and administration expenses typically incurred in a termination event). Company and its Subsidiaries have no liability with respect to post-retirement health, medical or life insurance benefits or other retiree welfare benefits for retired, former or terminated employees of Company, and have made no promises (whether Written or unwritten) of post-retirement health, medical or life insurance benefits or other retiree welfare benefits to any current employee or group of employees, other than as required by COBRA.

2.21 Employees and Consultants.

(a) Section 2.21(a) of the Disclosure Schedule contains a true and complete list of all individuals, as of the date hereof, who are currently engaged to perform services for Company or any of its Subsidiaries as an employee or independent contractor. Such list includes, for each employee or independent contractor, the following information: name, status (full-time employee, part-time employee, or independent contractor), date of commencement of employment or consultancy and date of termination, if applicable, status as exempt or non-exempt from overtime (if applicable), place of work, job title, current base salary or hourly rate, target bonus or other incentive compensation for 2015, current accrued but unused vacation (for UK-based personnel only), whether such employee has an employment Contract.

(b) The employment of each of the U.S. employees is terminable by the Acquired Companies at will, and the employment of each of the non-U.S. employees is terminable either at will or at the end of a standard notice period as set forth in applicable local regulations or contained in a Written contract that has been disclosed in Writing to Parent in Section 2.21(b) of the Disclosure Schedule.

(c) Each Company Employee of the Acquired Companies has successfully passed all background checks and all other verification required by Company or applicable Acquired Companies or Law. Company has made available accurate and complete copies of all employee manuals and handbooks, policy statements and other material information currently in effect relating to the employment of its current and former employees.

(d) No Key Employee of Company has given notice to Company that any such Key Employee intends to, nor to Company’s Knowledge, has any Key Employee expressed the intention to, terminate his or her employment with Company.

(e) Company has made available accurate and complete copies of all Written employee Contracts, as of the date hereof, relating to the employment of its current employees.

(f) There are no claims or proceedings pending or, to Company’s Knowledge, threatened, between any Acquired Company, on the one hand, and any or all of their current or former employees, on the other hand, including without limitation any claims or proceedings for actual or alleged harassment or discrimination based on any protected classification or similar tortious conduct, breach of express or implied contract, wrongful termination, constructive discharge, defamation, invasion of privacy, intentional or negligent infliction of emotional distress, interference with contract or interference with actual or prospective economic advantage, wage and hour issues, misclassification, misappropriation of trade secrets, or violation of a restrictive covenant.

(g) To Company’s Knowledge, no employee or consultant of an Acquired Company is in material violation of: (i) any term of any employment or consulting Contract with Company or (ii) any term of any other Contract or any restrictive covenant, in each case relating to the right of any such employee or consultant to be employed by or to render services to Company.

(h) To Company’s Knowledge, no employment of any employee or engagement of any consultant by Company subjects it to any liability to any third party. There are no performance improvement or disciplinary actions contemplated or pending against any Key Employee. There are no claims or proceedings pending, or, to Company’s Knowledge, reasonably expected against any Acquired Company under any workers’ compensation or long-term disability plan or policy.

(i) No Acquired Company is engaged in any “Unfair Labor Practice” (as defined in the National Labor Relations Act) and no Unfair Labor Practice complaint, grievance or arbitration proceeding is pending or, to Company’s Knowledge, threatened against Company. No Acquired Company is a party to any collective bargaining agreement or other labor union contract, nor does Company know of any activities or proceedings of any labor union to organize any of the employees of the Acquired Companies. The Acquired Companies have paid of their current and former employees all wages, benefits, relocation benefits, bonuses and incentives, and all other compensation that were due and payable, whether by Contract, statute, ordinance, or otherwise, immediately prior to the date of this Agreement, and materially comply with record keeping requirements regarding same. There is no Unfair Labor Practice complaint pending or, to Company’s Knowledge, threatened against any Acquired Company before the National Labor Relations Board, Department of Labor, Equal Employment Opportunity Commission or any other Governmental Entity. There currently is no labor strike, slowdown, lockout or stoppage or union organization campaign, election or similar action pending or, to Company’s Knowledge, threatened against or affecting any Acquired Company.

(j) As of the date hereof, no Acquired Company has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act, as it may be amended from time to time (the “WARN Act”), or similar applicable state or local Law within the six (6) months prior to the date hereof that remains unsatisfied. No actions of Company, as currently contemplated, are anticipated to give rise to any liability or obligation under the WARN Act, or similar applicable state or local Law.

(k) Section 2.21(k) of the Disclosure Schedule lists all shop agreements and agreements with works councils or Governmental Entities that enforce privacy matters to which Company is a party.

(l) Prior to the Closing Date, the Acquired Companies and Parent shall consult with (and take into account the reasonable views of) one another with respect to communications to Continuing Employees and Continuing Service Providers regarding post-Closing employment and service matters.

(m) No Action, claim, charge or complaint against Company or any of its Subsidiaries is pending or, to the Knowledge of Company, has been threatened relating to any labor, employment, human rights, pay equity, safety or discrimination matters involving any employees of Company, including charges of unfair labor practices or discrimination complaints. The Company and each of its Subsidiaries is and has at all times been in compliance in all material respects with all applicable Laws relating to employment, including Laws relating to employment discrimination, labor relations, fair employment practices, payment of wages and overtime, leaves of absence, immigration and affirmative action.

2.22 Insurance. Section 2.22 of the Disclosure Schedule lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of Company or any other Acquired Company in effect as of the date hereof (but excluding any policies related to the Company Employee Plans), including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. As of the date hereof, there is no claim by Company or any Acquired Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed or that Company or any Acquired Company has a reason to believe will be denied or disputed by the underwriters of such policies or bonds. In addition, as of the date hereof, there is no pending claim of which its total value (inclusive of defense expenses) would reasonably be expected to exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid, (or if installment payments are due, will be paid if incurred prior to the Closing Date) and Company and its Affiliates are otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). Such policies and bonds (or other policies and bonds providing substantially similar coverage) have been in effect since two (2) years prior to the date hereof and remain in full force and effect as of the date hereof. Company has given timely notice to the insurer of both all material claims, and all effectively noticeable circumstances which might lead to future material claims, of which it has Knowledge that may be insured thereby. Neither Company nor any Acquired Company has ever maintained, established, sponsored, participated in or contributed to any self-insurance plan.

2.23 Permits. Each Acquired Company has all permits, licenses, approvals, franchises, orders, consents, authorizations, registrations, qualifications or other rights and privileges from any Governmental Entity applicable to the conduct of its business as currently conducted, except as would otherwise have a Material Adverse Effect (collectively, the “Company Permits”). Section 2.23 of the Disclosure Schedule sets forth a list of all such Company Permits. The Company Permits held by or issued to each Acquired Company are in full force and effect, and such Acquired Company is in compliance in all material respects with each such Company Permit held by or issued to it. All of the Company Permits will be available for use by the Acquired Companies immediately after the Closing.

2.24 Affiliate Transactions. No officer, director, and to Company’s Knowledge, no employee, or Affiliate of any Acquired Company, or to Company’s Knowledge, any Affiliate of any of the foregoing, or, to Company’s Knowledge, any individual related by blood, marriage or adoption to any such individual or any entity in which any such Person or individual owns any beneficial interest (other than as the owner of less than one percent (1%) of the stock or other equity securities of a publicly traded entity), is a party to any Contract or transaction with any Acquired Company (other than employment offer letters and agreements and any agreements entered into in connection with the grant or issuance of equity) or has any interest in any assets, property or rights (tangible or intangible) used by any Acquired Company (including any Company Intellectual Property). No Company Holder that owns more than 10% of the Fully Diluted Common Number of shares of Company Common Stock (excluding Company Holders who are investment funds), officer or director of the Company, or Affiliate of any of the foregoing, owns any beneficial interest in any Top Customer, Top Partner or Top Supplier. None of the assets, tangible or intangible, or properties that are used by the Acquired Companies are owned by any Company Holder or their Affiliates (other than the Acquired Companies).

2.25 International Trade Matters. Each of the Acquired Companies is, and at all times has been, in compliance with and has not been and is not in material violation of any International Trade Law (defined below), including but not limited to, all Laws related to the import and export of products, commodities, software, and Technology from and into each country in which such of products, commodities, software, and Technology are now sold or licensed for use (and all such export and import approvals in the United States and throughout the world are valid, current, outstanding, and in full force and effect), and the payment of required duties and tariffs in connection with same. None of the Acquired Companies, nor has any of them or any other Person for whose conduct they are or may be held to be responsible, has received any actual or threatened in Writing, order, notice, or other communication from any Governmental Entity of any actual or potential violation or failure to comply with any International Trade Law. None of (a) the Acquired Companies, (b) any director or officer of the Acquired Companies, (c) to Company’s Knowledge, any Company Holder nor, (d) to Company’s Knowledge, any employee, agent or other Person acting on behalf of the Acquired Companies: (i) has used any corporate or other funds for unlawful contributions, payments, gifts or entertainment; (ii) has made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds; (iii) has made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iv) has violated any applicable provision of the FCPA or any applicable anti-bribery or corruption related Law, including of the European Union; or (v) has accepted or received any unlawful contributions, payments, gifts or expenditures.

2.26 State Takeover Laws; Charter Provisions. Company has taken all necessary action to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable “moratorium,” “fair price,” “business combination,” “control share,” or other anti-takeover Laws. Company has taken all action so that the entering into this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Charter Documents of Company or following the Effective Time restrict or impair the ability of Parent or Sub to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of Company Capital Stock that may be directly or indirectly acquired or controlled by them.

2.27 No Implied Representations. Company makes no representation or warranty other than as set forth in Article II of this Agreement or the Company Certificate (in each case, as modified by the Disclosure Schedule) with respect to any Acquired Company or their respective assets, Contracts or business, whether express or implied, including warranties of merchantability or fitness for a particular purpose, or infringement of third party rights and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Each of Parent and Sub hereby represents and warrants to Company, as of the date hereof and as of the Closing Date, as follows:

3.1 Organization, Standing and Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware.

3.2 Authority. Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement and any Related Agreements to which Parent and Sub are parties have been duly executed and delivered by Parent and Sub and constitute the valid and binding obligations of Parent and Sub, enforceable against each of Parent and Sub in accordance with their terms, except as such enforceability may be limited by the Bankruptcy and Equity Exceptions.

3.3 Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, or any third party is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement and any Related Agreements to which Parent or Sub is a party or the consummation of the transactions contemplated hereby and thereby, except for (i) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities Laws; (ii) compliance with the HSR Act; (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not have a material adverse effect on the business, assets (including intangible assets), condition (financial or otherwise), results of operations or capitalization of Parent; (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under any international merger control regulation that the parties agree is reasonably necessary; and (v) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

3.4 Closing Date. The representations and warranties of Parent contained in this Article III and elsewhere in this Agreement and all information delivered in any schedule, attachment or exhibit hereto or in any certificate delivered by Parent to Company shall be true and correct on the Closing Date as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties.

3.5 Financing. Parent has, and will at the Effective Time have, sufficient funds available to pay the Total Merger Consideration.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business of Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time (the “Pre-Closing Period”), Company agrees to (and shall cause the other Acquired Companies to) conduct the business of the Acquired Companies, except to the extent that Parent shall otherwise consent in Writing, in the Ordinary Course, to pay the debts and Taxes of the Acquired Companies when due, to pay or perform other obligations when due, and, to the extent consistent with such business, to use its commercially reasonable efforts to preserve intact the present business organizations of the Acquired Companies, keep available the services of the present officers and employees of the Acquired Companies and preserve the relationships of the Acquired Companies with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing businesses of the Acquired Companies at the Effective Time. Except as expressly contemplated by this Agreement and except as expressly set forth in Section 4.1 of the Disclosure Schedule, Company shall not, and shall cause the other Acquired Companies not to, without the prior Written consent of Parent, from and after the date of this Agreement continuing until the earlier of the termination of this Agreement or the Effective Time:

(a) enter into any Material Contract out of the Ordinary Course or restricting in any material respect the conduct of its business or enter into any Contract that results in the incurrence by Company of deferred revenue prior to the Closing outside the Ordinary Course;

(b) make any loans or investments (other than advances for business expenses to Company’s or its Subsidiaries’ employees in the Ordinary Course);

(c) except as required by applicable Laws, increase or decrease the compensation (except pursuant to annual wage increases in the Ordinary Course not to exceed 5% individually or in the aggregate), incentive arrangements or other compensation, or materially increase or decrease benefits (except as required by the terms of any Company Employee Plan) to any officer or employee of Company or its Subsidiaries, hire or terminate any employee, amend any Company Employee Plan (except as may be required in connection with granting Company RSUs); amend any Company Option, or utilize any discretion reserved for Company under any Company Employee Plan (except that, in the case of Continuing Employees whose Company Options are subject to single-trigger acceleration as of the date hereof and Non-Continuing Employees and any consultant, independent contractor or director of any Acquired Company who is not a Continuing Service Provider whose Company Options are subject to double-trigger acceleration as of the date hereof, Company’s Board of Directors may adopt resolutions prior to Closing that cause such acceleration to occur as of a date that is within three (3) Business Days prior to the Closing Date) or issue or grant any capital stock (except for the exercise of outstanding, unexercised options granted under the Company Option Plan) or equity instrument including stock options, warrants, restricted stock units or any other equity instrument (except as may be required in connection with granting Company RSUs);

(d) redeem, purchase or otherwise acquire directly or indirectly any of its issued and outstanding Company Capital Stock or any equity interests of any Acquired Company, or any outstanding rights or securities exercisable or exchangeable for or convertible into its Company Capital Stock or any equity interests of any Acquired Company, or declare or pay or make any distribution or dividend (whether in cash securities or otherwise) to any of its stockholders or other Persons;

(e) amend its Charter Documents (other than to increase the number of authorized shares of Company Common Stock to the extent required in connection with granting Company RSUs) or issue or agree to issue any Company Capital Stock (other than pursuant to the exercise of Company Options or Company Warrants) or any equity interests of any Acquired Company or any rights or options to acquire, or securities convertible into or exchangeable for, any of its Company Capital Stock or any equity interests of any Acquired Company;

(f) directly or indirectly engage in any transaction, arrangement or Contract with any officer, director, shareholder, trustee or beneficiary of any shareholder, member, manager or other insider or Affiliate of Company or any of its Subsidiaries (other than performing its obligations under any such Contracts that are in effect as of the date hereof);

(g) incur or create any Indebtedness (other than trade payables in the Ordinary Course and other than borrowings under its current credit facility that will constitute Indebtedness as set forth on the Closing Statement);

(h) purchase, sell, lease or dispose of any material property or assets (other than the purchase and sale of inventory and the purchase of capital equipment in Ordinary Course);

(i) take or omit to take any action outside the Ordinary Course that would reasonably be expected to have the effect of accelerating to pre-Closing periods sales to trade or other customers that would otherwise be expected to occur after the Closing;

(j) delay or postpone the payment of any accounts payable outside the Ordinary Course;

(k) accelerate the collection of or discount any accounts receivable outside the Ordinary Course;

(l) make any capital expenditures or commitments therefor in excess of $500,000 in the aggregate;

(m) make any changes to its normal and customary practices regarding the solicitation, booking and fulfillment of orders or the shipment and delivery of goods;

(n) cease from making accruals for obsolete inventory consistent with the policies, principles, conventions, methodologies and procedures used in preparing the Financials;

(o) cease from maintaining levels of inventory consistent with the Ordinary Course or cease from insuring that accounts payable are current consistent with the Ordinary Course;

(p) abstain from making payments on any Taxes, principal or interest on borrowed funds and other customary expenses as they become due;

(q) make, change or revoke any Tax election, adopt or change any accounting method in respect of any Tax (except as required by applicable Law), file any amended Tax Return, enter into any Tax-sharing or similar agreement or closing agreement, settle or compromise any claim or assessment in respect of any Tax, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any Tax;

(r) adopt or implement any stockholder rights plan;

(s) modify the standard warranty terms for Company Products or amend or modify any product warranties in effect as of the date hereof in any manner that is adverse to Company;

(t) make any material change in Company’s cash management practices;

(u) revalue in any material respect any of its assets or properties, including writing down the value of inventory or writing off notes or accounts receivable (whether tangible or intangible) in a manner that is inconsistent with the policies, principles, conventions, methodologies and procedures used in preparing the Financials by Company;

(v) except as required in the Ordinary Course and subject to an appropriate confidentiality or nondisclosure agreement or contractual provision relating to confidentiality and nondisclosure, disclose any trade secrets to any Person, other than to Parent and its officers, directors, employees or Representatives;

(w) materially reduce the amount of any insurance coverage provided by existing insurance policies;

(x) commence, settle or compromise any pending or threatened actions, suits, proceedings, claims or arbitrations that (i) would involve the payment of an amount greater than $250,000 or would result in a loss of revenue of an amount that would, individually or in the aggregate, reasonably be expected to be greater than $500,000, (ii) involves or results in any restriction on the business or operation of Company or any Subsidiary or in any loss, license or limitation of rights with respect to any Intellectual Property Rights or any Intellectual Property Rights used or held for use in the business of Company or any Subsidiary (including any restriction on the use, protection, enforcement or licensing thereof by Company or any Subsidiary) or (iii) includes any admission of fault or wrongdoing by Company or any Subsidiary; provided, however, that Company shall not be prohibited from (A) commencing any action, suit, proceeding, claim or arbitration for the purposes of enforcing its rights under this Agreement, (B) responding to any action, suit, proceeding, claim or arbitration initiated against the Company in a manner that preserves Company’s right to avail itself of all possible defenses and counterclaims in such action, suit, proceeding, claim or arbitration; or (C) commencing any action, suit, proceeding, claim or arbitration to enforce any Intellectual Property Rights used or held for use in the business of Company or any Subsidiary or with respect to any other matter that would otherwise reasonably be expected to result in irreparable harm to Company or any Subsidiary absent the commencement of such action, suit, proceeding, claim or arbitration;

(y) enter into any Written Contract for the development of any material Intellectual Property Rights that will be jointly owned with or owned by another Person;

(z) enter into any transaction, arrangement or Contract with any Person except on an arm’s-length basis in the Ordinary Course;

(aa) add any beneficiaries to any existing source code escrow arrangement or agreement or enter into any new source code arrangement or agreement;

(bb) take, commit or agree in Writing or otherwise to take any of the actions described in Sections 4.1(a) through 4.1(aa) hereof.

Notwithstanding the foregoing, nothing in this Section 4.1 shall prohibit Company from taking any action or omitting to take any action as required by this Agreement.

4.2 No Solicitation.

(a) During the Pre-Closing Period, Company shall not, nor shall Company permit any of its officers, directors, employees, Representatives or Affiliates to, directly or indirectly, take any of the following actions with any party other than Parent and its designees: (A) solicit, knowingly encourage, seek, entertain, knowingly support, assist, initiate or participate in any inquiry, negotiations or discussions, or enter into any agreement, with respect to any offer or proposal to acquire all or any material part of the business, properties or technologies of Company (other than sales of the Company Products in the Ordinary Course), or any amount of Company Capital Stock or capital stock of any Subsidiary (whether or not outstanding) (excluding in respect of the exercise of Company Options or Company Warrants outstanding as of the date hereof), whether by merger, purchase of assets, tender offer, license or otherwise, or effect or agree to effect any such transaction (an “Acquisition Proposal”), (B) disclose any information not customarily disclosed to any Person in the Ordinary Course concerning the business, technologies or properties of Company, or afford to any Person access to Company’s business, properties, assets, technologies, books or records, not customarily afforded such access, (C) participate, assist or cooperate with any Person to make an Acquisition Proposal, or (D) enter into any Contract with any Person relating to an Acquisition Proposal. Company shall immediately cease and cause to be terminated any such negotiations, discussion or agreements (other than with Parent) that are the subject matter of clause (A), (B), (C) or (D) above. In the event that Company or any of Company’s Affiliates receives during the Pre-Closing Period, any offer, proposal, or request of the type referenced in clause (A), (C), or (D) above, or any request for disclosure or access as referenced in clause (B) above,

Company shall immediately (x) suspend any discussions with such offeror or party with regard to such offers, proposals, or requests and (y) within twenty-four (24) hours, notify Parent thereof, including information as to the identity of the offeror or the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and such other information related thereto as Parent may reasonably request and (z) provide Parent with a copy of any Written proposal or materials related to any such Acquisition Proposal or request for information or inquiry; provided, however, that the identity of the offeror or the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and such other information related thereto need not be disclosed if doing so is prohibited by the terms of any non-disclosure agreement in effect as of the date hereof.

(b) Promptly, and in any event within one (1) Business Day, after the execution of this Agreement, Company shall, to the extent it has not done so prior to the execution of this Agreement, send to other Persons to whom confidential information was provided in connection with or with respect to any potential sale of or any other potential business combination involving Company or any of its Subsidiaries “return or destroy” notices in respect of such information.

(c) Notwithstanding the foregoing, prior to the approval and adoption of this Agreement and the transactions contemplated by this Agreement by the Company Stockholders via the Requisite Stockholder Approval, nothing contained in this Agreement shall prevent Company from furnishing information to, or engaging in negotiations or discussions with, any Person in connection with an unsolicited bona fide Acquisition Proposal by such Person, if and to the extent that (i) Company’s Board of Directors determines in good faith (after consultation with its advisors) that such Acquisition Proposal is a Superior Proposal, and Company’s Board of Directors determines in good faith (after consultation with its outside legal counsel), in the exercise of its fiduciary duties, that to do otherwise would be inconsistent with its fiduciary duty to the Company Stockholders, (ii) prior to furnishing such information to, or engaging in negotiations or discussions with, such Person, Company’s Board of Directors receives from such Person an executed confidentiality agreement (A) with terms no more favorable to such Person than those set forth in the non-disclosure agreement entered into with Parent and (B) under which Company is permitted to share terms of any Acquisition Proposal with Parent, (iii) Company gives Parent prompt, at least five (5) Business Days (the “Notice Period”), Written notice of its intention to take such action with respect to the Superior Proposal and attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Proposal, (iv) Company shall use its reasonable best efforts to cause its directors, officers, employees and Representatives to, during the Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remains in the Notice Period subsequent to the time Company notifies Parent of any such material revision (it being understood that there may be multiple extensions)), and (v) Company’s Board of Directors determines in good faith (after consultation with its advisors) that such Acquisition Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Parent during the Notice Period in the terms and conditions of this Agreement. For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal made by a third party to acquire all of the equity securities of Company or the consolidated total assets of Company, pursuant to a stock purchase, a merger, a consolidation or a sale of its assets, (X) on terms that Company’s Board of Directors determines in its good faith judgment (after consultation with its financial advisor) to be more favorable, from a financial point of view, to the Company Stockholders than the transactions contemplated by this Agreement, taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by Parent to amend the terms of this Agreement in accordance with Article IX hereof) and (Y) that is subject to no financing condition and is made by a Person who Company’s Board of Directors has reasonably concluded in good faith will have adequate sources of financing to consummate such Superior Proposal, taking into account all financial, regulatory, legal and other aspects of such proposal.

(d) The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.2 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Parent shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 4.2 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at law or in equity. Without limiting the foregoing, it is understood that for purposes of this Section 4.2(d) any violation of the restrictions set forth above by any officer, director, Representative or Affiliate of Company shall be deemed to be a breach of this Agreement by Company.

4.3 Procedures for Requesting Parent Consent. If Company desires to take an action which would be prohibited pursuant to Section 4.1 of this Agreement without the Written consent of Parent, prior to taking such action Company may request such Written consent by sending an e-mail or facsimile to each of:

NetApp, Inc.,

495 East Java Drive

Sunnyvale, CA 94089

Attention: General Counsel

Facsimile: (408) 822-4501

Email: Matthew.Fawcett@netapp.com

With a copy to:

DLA Piper LLP (US)

2000 University Avenue

East Palo Alto, California 94303

Attention: Ed Batts, Esq.

Email: ed.batts@DLAPiper.com

Facsimile No.: (650) 687-1106

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Stockholder Approval.

(a) Company shall, promptly following the execution of the Agreement (but in any event, no later than one hour following the execution of this Agreement) submit this Agreement and the transactions contemplated hereby for approval, by written consent or by a meeting of Stockholders (the “Stockholder Consent”), and adoption as provided by Delaware Law and the Charter Documents to Company Stockholders holding (i) a majority of the outstanding Company Capital Stock and (ii) a majority of the outstanding Company Preferred Stock, voting together as a single class on an as-if-converted to Company Common Stock basis (such approval, the “Requisite Stockholder Approval”). Such submission, and any proxy or consent in connection therewith shall specify that adoption of this

Agreement shall constitute approval by the Company Stockholders of: (A) the Escrow Agreement and all of the arrangements and provisions of this Agreement relating thereto, including, the deposit of the Escrow Amount into the Escrow Account (B) the deposit of the Stockholder Representative Fund Amount with the Stockholder Representative, (C) the indemnification obligations of the Company Stockholders set forth in Article VIII hereof, (D) the appointment of Shareholder Representative Services LLC as Stockholder Representative, under and as defined in this Agreement, and (E) waiver of any appraisal rights under Section 262 of Delaware Law, with respect thereto.

(b) Any materials to be submitted to the Stockholders in connection with the solicitation of their approval of the Merger and this Agreement (the “Soliciting Materials”) shall have been previously made available with reasonable time for review and reasonable approval by Parent. Anything to the contrary contained herein notwithstanding, Company shall not include in the Soliciting Materials any information with respect to Parent or its Affiliates or associates, the form and content of which shall not have been consented to in Writing by Parent prior to such inclusion.

(c) Promptly following receipt of written consents of the Company Stockholders constituting the Requisite Stockholder Approval, Company shall deliver notice of the approval of the Merger by written consent of the Company Stockholders, pursuant to and in accordance with the applicable provisions of Delaware Law.

(d) As promptly as practicable after the date hereof (but in no event later than ten (10) Business Days prior to the Closing Date), Company shall submit to the Company Stockholders, for approval by the Company Stockholders holding the number of shares of stock required by the terms of Section 280G(b)(5)(B) of the Code, or any successor provisions, a written consent in favor of a proposal to render the parachute payment provisions of Section 280G inapplicable to any and all payments and/or benefits provided pursuant to Company Employee Plans or other plans, programs, arrangements or Contracts of Company and its Subsidiaries that would reasonably be expected to result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that causes the payments and/or benefits to not be deductible by reason of Section 280G or that would reasonably be expected to be subject to an excise tax under Section 4999 of the Code, or any successor provisions (together, the “Section 280G Payments”); provided that Parent provides to Company, no later than thirteen (13) Business Days prior to the Closing Date, all information related to any increases in compensation to be provided by Parent and any of its Subsidiaries following the Closing to the individuals who are eligible to receive such Section 280G Payments, including but not limited to the amount of the Company RSUs, necessary to complete Company’s analysis regarding the application of Section 280G to such Section 280G Payments. Such Company Stockholder approval and consent materials shall be subject to prior review by Parent, which shall not be unreasonably withheld, conditioned or delayed. Any such Company Stockholder approval shall be sought by Company in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code, or any successor provisions, and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. Company agrees that: (i) in the absence of such Company Stockholder approval, no Section 280G Payments shall be made; and (ii) promptly after the date hereof (but in no event later than ten (10) Business Days prior to the Closing Date), Company shall deliver to Parent a waiver, in a form substantially similar to the form attached hereto as EXHIBIT G (each a “280G Waiver”), of the right to receive Section 280G Payments duly executed by each Person who Company reasonably expects may receive any Section 280G Payment(s) and provide copies of any such executed 280G Waivers to Parent.

(e) The Board of Directors of Company shall not revoke its unanimous approval of this Agreement, the Merger and the transactions contemplated hereby, including without limitation its unanimous recommendation to the Company Stockholders to vote in favor of this Agreement, the Merger and the transactions contemplated hereby, subject to the receipt and acceptance of a Superior Proposal pursuant to Section 4.2(c) hereto.

(f) Concurrent with the delivery of the Stockholder Consent and as a material inducement to Parent and Sub to enter into this Agreement, certain Persons set forth on SCHEDULE 7.2(g) of this Agreement are executing and delivering a Consent, Release and Representative Agreement in the form attached hereto as EXHIBIT B (collectively, the “Joinder Agreement”).

5.2 Notice to Holders of Company Options and Company Warrants. No later than January 8, 2016, Company shall deliver notice to the holders of Company Options and Company Warrants, which notice shall be in compliance with the terms of such Company Options and Company Warrants, that such Company Options and Company Warrants, respectively, will be cancelled, exercised, terminated, assumed or released, as applicable, in accordance with the terms and conditions of Section 1.6 hereof. Any materials to be submitted to the holders of Company Options and Company Warrants in connection with the notice required under this Section 5.2 shall be subject to reasonable review and approval by Parent, which approval shall not be unreasonably withheld, conditioned or delayed.

5.3 Access to Information. Company shall afford Parent and its Representatives, reasonable access during normal business hours during the Pre-Closing Period to (a) all of the properties, books, Contracts, commitments and records of Company, (b) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable Law) of Company as Parent may reasonably request, (c) delivery of Month-End Financials as soon as practicable after the end of each month, but no later than the fifteenth (15th) day of the following month, (d) delivery of Year-End Financials as soon as practicable after the end of each year, but no later than the twenty-fifth (25th) day of the following year, and (e) all employees of Company as identified by Parent. Company agrees to provide to Parent and its Representatives copies of internal financial statements (including Tax Returns and supporting documentation) promptly upon request. No information or knowledge obtained in any investigation pursuant to this Section 5.3 or otherwise shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions hereof.

5.4 Confidentiality. Each of Parent, Sub and Company hereby agrees that the information obtained in any investigation pursuant to Section 5.3 hereof, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, shall be governed by the terms of the Confidential Disclosure Agreement, dated as of September 16, 2015 (the “Confidential Disclosure Agreement”), between Company and Parent. In this regard, Company acknowledges that Parent is a publicly traded corporation and that any information obtained during the course of its due diligence could be considered to be material non-public information within the meaning of federal and state securities Laws. Accordingly, Company acknowledges and agrees not to (and shall cause its officers and employees not to) engage in any discussions, correspondence or transactions in the shares of Parent in violation of applicable securities Laws. Notwithstanding the foregoing, Parent shall, with the prior Written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed), be permitted to contact customers and channel partners of Company and discuss the business of Company; provided, however, that, if desired by Company, a representative of Company shall participate in any such discussions.

5.5 Expenses. Whether or not the Merger is consummated, except as otherwise provided herein, all transaction expenses shall be the obligation of the respective party incurring such fees and expenses. Fifty percent (50%) of the expenses and fees of the Escrow Agent shall be pre-closing Third Party Expenses of Company for purposes of this Agreement and the other fifty percent (50%) shall be paid by Parent. All expenses and fees of the Exchange Agent and Depository Agent shall be paid by Parent.

5.6 Public Disclosure. No party shall issue any statement or communication to any third party (other than their respective Representatives that are bound by confidentiality restrictions) regarding the subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefor, without the Written consent of Parent or Company, as applicable, except that this restriction shall (a) be subject to Parent and its Affiliates’ obligation to comply with applicable securities laws and the rules of The NASDAQ Stock Market and (b) not restrict any party from responding accurately and fully to any question, inquiry or request for information when required by legal process. Notwithstanding anything in this Agreement to the contrary, following public announcement of the Merger, the Stockholder Representative shall be permitted to publicly disclose that it has been engaged to serve as the Stockholder Representative in connection with the Merger, as long as such announcement does not disclose any of the other terms of the Merger or the other transactions contemplated herein. Parent and Company shall issue a mutually agreeable press release following the execution of this Agreement in substantially the form attached hereto as EXHIBIT H; provided that, notwithstanding the foregoing, following the issuance of such press release, Parent and Company shall be permitted to issue any statement or communication consistent with the information contained in the press release.

5.7 Consents. Company shall use reasonable best efforts to obtain all necessary consents, waivers and approvals of any parties to any Contract set forth on SCHEDULE 5.7, so as to preserve all rights of, and benefits to, Company under such Contract from and after the Effective Time. Such consents, waivers and approvals shall be in a form reasonably acceptable to Parent. In the event that the other parties to any such Contract, including lessor or licensor of any Leased Real Property, conditions its grant of a consent, waiver or approval (including by threatening to exercise a “recapture” or other termination right) upon the payment of a consent fee, “profit sharing” payment or other consideration, including increased rent payments or other payments under the Contract, Company shall be responsible for making all payments required to obtain such consent, waiver or approval, which payments shall constitute Third Party Expenses and thus shall be reflected on the Closing Statement. Nothing in this Agreement shall be construed as obligating Parent to pay or commit to pay any amount in order to obtain any consent, waiver, or approval prior to the Closing in order to fulfill any of the conditions to Closing. To the extent any such Consent set forth on SCHEDULE 5.7 is not obtained prior to the Closing, all costs associated with and expenses incurred by Parent or Surviving Corporation in obtaining any such Consents after the Closing, including any consent fee, “profit sharing” payment or other consideration, including increased rent payments or other payments under the applicable Contract, shall be deemed Third Party Expenses for which Parent shall be entitled to indemnification pursuant to Section 8.2.

5.8 Notification of Certain Matters. Company, on the one hand, and Parent and Sub, on the other hand, shall give prompt notice to the other party of: (a) any material notice or other communication from any Governmental Entity related to the transactions contemplated by this Agreement, (b) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which cause, in the case of Company, failure of the condition set forth in Section 7.2(a)(i), and, in the case of Parent or Sub, failure of the condition set forth in Section 7.3(a)(i), (c) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, which would cause, in the case of Company, failure of the condition set forth in Section 7.2(a)(ii), and, the case of Parent or Sub, failure of the condition set forth in Section 7.3(a)(ii), (d) any notice or other Written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and (e) with respect to Company only, the occurrence of a Material Adverse Effect or any condition, event, fact or circumstance that would make the timely satisfaction of the condition set forth in Section 7.2(g) impossible or unlikely; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not (i) limit or otherwise affect any remedies available to the party receiving such notice or (ii) constitute an acknowledgment or admission of a breach of this Agreement. No disclosure by Company pursuant to this Section 5.8, however, shall be deemed to amend or supplement the Disclosure Schedule or prevent or cure any misrepresentations, breach of warranty or breach of covenant. No notification under this Section 5.8 shall be required with respect to matters consented to in Writing by Parent or the actual taking of actions contemplated by Section 4.1 of the Disclosure Schedule. In the event of a failure to perform any covenant set forth in this Section 5.8, the claim for the underlying matter as to which notice should have been delivered shall be made by reference to the applicable provision of this Agreement with respect to such matter and not as a breach of a covenant in this Section 5.8; claims for breach of the obligations to make the notice required by this Section 5.8 may be made by reference to this Section 5.8.

5.9 Additional Documents and Further Assurances. Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the Merger and the transactions contemplated hereby.

5.10 Employment Arrangements.

(a) For a period of not less than twelve (12) months following the Closing (the “Transition Period”), Parent shall, or shall cause the Acquired Companies or any other Subsidiary of Parent to provide to each Continuing Employee (i) the base salary and wages at least equal to that in effect for such Continuing Employee immediately prior to the Effective Time; and (ii) retirement and welfare benefits (other than equity or equity-related awards) that are substantially comparable in the aggregate to those provided to similarly situated employees of Parent (for the avoidance of doubt, paid time off policies shall be governed by Parent’s policies with respect to such matters). During the Transition Period, Parent shall (and Parent shall cause the Acquired Companies and any other Subsidiary of Parent), to the extent employee benefits plans of Parent or any Subsidiary of Parent replace or are substituted for currently existing Company Employee Plans; (A) use commercially reasonable efforts to cause to be waived for Continuing Employees in the United States all limitations as to pre-existing conditions, exclusions and waiting periods and all evidence of insurability and actively at work requirements with respect to participation and coverage requirements under any group health plan of Parent or any Subsidiary of Parent in which such Continuing Employees in the United States may be eligible to participate after the Effective Time, to the extent that such conditions, exclusions and waiting periods would have been waived or satisfied under the corresponding group health plan in which any such Continuing Employee in the United States participated immediately prior to the Effective Time; (B) use commercially reasonable efforts to provide to each Continuing Employee credit in satisfying any applicable co-payments, deductibles or out-of-pocket requirements under any welfare plans of Parent or any Subsidiary of Parent in which such Continuing Employees in the United States may be eligible to participate after the Effective Time for any co-payments, deductibles and out-of-pocket costs paid under any corresponding group health plan in which any such Continuing Employee in the United States participated immediately prior to the Effective Time, in respect of the calendar year in which the Effective Time occurs; and (C) provide to each Continuing Employee credit for all service recognized by the Acquired Companies under a corresponding Company Employee Plan for purposes of determining eligibility to participate and vesting under each employee benefit plan, program or arrangement of Parent, the Acquired Companies and any other Subsidiary of Parent in which such Continuing Employees are eligible to participate after the Closing, and for purposes of determining the amount of benefits under any severance or vacation plan, program or arrangement, or other benefit program that bases benefits in whole or in part on length of service, of Parent, the Acquired Companies and any other Subsidiary of Parent; provided, however, that in no event shall any Continuing Employee be entitled to service credit to the extent that such service credit would result in a duplication of benefits with respect to the same period of service. In addition, Continuing Employees outside of the United States shall receive credit for vacation balances accrued but not used and as set forth on Section 2.21(a) of the Disclosure Schedule under Parent’s and its Subsidiaries’ paid time off policies, as required under locally applicable Law, in which such Continuing Employees are eligible to participate after the Effective Time.

(b) Subject to any agreement between a Continuing Employee and Parent, an Acquired Company or any other Subsidiary of Parent or applicable Laws, the employment of each Continuing Employee will be “at will” employment.

(c) At least two (2) Business Days prior to Closing, Company shall terminate the employment of (i) each employee of the Acquired Companies who receives an offer of continued employment with either Parent or the Surviving Corporation but does not accept such offer (the “Declining Employees”) and (ii) those employees set forth on a separate schedule to be delivered to Company by Parent at least ten (10) Business Days prior to Closing (the “Terminated Employees”) (such employees described in clause (i) and (ii), together with any employee of the Acquired Companies who voluntarily terminates his or her employment with such Acquired Company prior to Closing, “Non-Continuing Employees”). All severance costs, as well as amounts to be paid pursuant to applicable Laws, including expenses related thereto, resulting from or arising in connection with the termination of the Declining Employees, shall be borne by Company (the “Company Severance Expenses”). All severance costs, amounts to be paid pursuant to applicable Laws, including expenses related thereto, and any Losses resulting from the termination of the Terminated Employees, including with respect to any Action brought by any Terminated Employee (which for the avoidance of doubt, includes any liability under the WARN Act), shall be borne by Parent (collectively, the “Parent Severance Expenses”).

(d) Notwithstanding any of the foregoing, nothing in this Agreement will be construed to create a right in any employee of the Acquired Companies to employment with Parent or, following the Effective Time, any Acquired Company, or any other Subsidiary of Parent, and, subject to any agreement between a Continuing Employee and Parent, an Acquired Company or any other Subsidiary of Parent, the employment of each Continuing Employee will be “at will” employment, except as otherwise required by applicable Law.

(e) To the extent any employee notification or consultation requirements are imposed under the WARN Act or by applicable Laws with respect to the transactions contemplated by this Agreement or Parent’s determinations regarding the Terminated Employees, the Acquired Companies and Parent shall reasonably cooperate with each other and shall use commercially reasonable efforts to cause such notification or consultation requirements to be complied with prior to the Effective Time.

5.11 Termination of Employee Plans; Employee Matters.

(a) No later than the day immediately preceding the Closing Date, each Acquired Company shall terminate any Company Employee Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”), unless Parent provides Written notice that such 401(k) Plans shall not be terminated, which notice shall be provided not less than three (3) Business Days prior to the Closing Date. Unless Parent provides such Written notice to Company, no later than three (3) Business Days prior to the Closing Date, Company shall provide Parent with evidence that such Company Employee Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Board of Directors of Company or such ERISA Affiliate, as the case may be. The form and substance of such resolutions shall be subject to review and reasonable approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed). Parent shall use commercially reasonable efforts to cause a retirement plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries that is qualified under Section 401(a) of the Code to accept direct and indirect rollover distributions, on behalf of Continuing Employees who participate in such retirement plan of Parent, the Surviving Corporation or their Subsidiaries following the Effective Time, of their account balances, including loans, maintained by them under the Acquired Companies’ 401(k) Plans. Company also shall take such other actions in furtherance of terminating such 401(k) Plan(s) of the Acquired Companies as Parent may reasonably require; provided that Parent provides notice of such requested action no later than ten (10) Business Days prior to the Closing Date. In the event that termination of a 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees other than ordinary administrative expenses incurred in connection with the plan freeze and termination then Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in Writing to Parent no later than five (5) days prior to the Closing Date.

(b) No later than three (3) Business Days prior to Closing (or such later time as directed by Parent), Company shall take all necessary action to adopt and approve the 2016 Company Option Plan and form of Restricted Stock Unit Agreement (“the Company RSU Agreement”) attached hereto as EXHIBIT J (the “2016 Company Option Plan”) and grant under the 2016 Company Option Plan to each individual designated by Parent in consultation with Company’s Chief Executive Officer an award of that number of restricted stock units covering shares of Company Common Stock as may be directed by Parent in consultation with Company’s Chief Executive Officer pursuant to the 2016 Company Option Plan and Company RSU Agreement (the “Company RSUs”), contingent upon and subject to the consummation of the Closing. For the avoidance of doubt, the Company RSUs value shall not be included in the Total Merger Consideration and the grant of Company RSU shall have no effect on the amount of Total Merger Consideration payable in respect of Company Capital Stock, Company Options or Company Warrants.

(c) Effective as of no later than the day immediately preceding the Closing Date, Company and its ERISA Affiliates shall terminate each Company Employee Plan set forth on SCHEDULE 5.11(c). For the avoidance of any doubt, the termination of any Company Employee Plan pursuant to the preceding sentence shall be effected without any payment or benefit (or giving rights to any payment or benefit) thereunder. Company shall provide Parent evidence that such plans have been terminated pursuant to resolutions of the boards of directors of Company and of its ERISA Affiliates, as applicable (the form and substance of which resolutions shall be subject to review and approval of Parent, such approval not to be unreasonably withheld, conditioned or delayed).

(d) Company shall use commercially reasonable efforts to cooperate with Parent in connection with Parent’s communication with employees of Company relating to such employees’ post-Closing employment with Parent, the Surviving Corporation, and their respective Subsidiaries.

5.12 Closing Allocation Schedule. Company shall deliver to Parent and the Exchange Agent no later than six (6) Business Days prior to the Closing a Closing Allocation Schedule (the “Closing Allocation Schedule”) substantially in the form attached hereto as SCHEDULE 5.12, which Closing Allocation Schedule shall be certified as accurate by the Chief Executive Officer and the Chief Financial Officer of Company as of the Closing and which shall include, as of the Closing, (a) (i) all Company Stockholders and their respective addresses of record, (ii) the number of shares of Company Capital Stock held by such persons (including whether such shares are Company Common Stock or Company Preferred Stock, and the applicable series thereof) on a certificate-by-certificate basis, (iii) the respective certificate numbers, (iv) the date of acquisition of any such shares acquired from Company by the Company Stockholder, (v) the amount of cash (without regard to withholding obligations, if any) to be issued to each Company Stockholder on the Closing Date, and (vi) the amount, if any, to be paid by the Company Stockholder in settlement of outstanding Stockholder Loans; and (b) (i) all holders of Company Options and Company Warrants and their respective addresses of record, (ii) the number of shares of Company Capital Stock underlying each such Company Option and Company Warrant, (iii) the respective

Company Option and Warrant Numbers, as applicable (iv) the grant dates of such Company Options and Company Warrants, (v) the vesting arrangement with respect to such Company Options and Company Warrants (including for each Company Option, the number of shares that are vested and unvested as of the Closing), (vi) with respect to each Company Option, whether such Company Options are incentive stock options or non-qualified stock options, (vii) with respect to each Company Option, whether such Company Option is a Cashed-Out Option, Cancelled Option or Assumed Option, (viii) with respect to each Company Option, whether such Company Option is held by an Employee Cashed-Out Option Holder or by a Non-Employee Cashed-Out Option Holder, (ix) the exercise price with respect to each Company Option and Company Warrant and the aggregate exercise price due at Closing, (x) the payment amounts for each such holder as set forth in Section 1.6 herein (without regard to withholding obligations, if any) and (xi) with respect to each Assumed Option, the number of whole shares of Parent Stock that such Assumed Option will be exercisable for and the per share exercise price for the shares of Parent Stock issuable upon exercise of such Assumed Option. The Closing Allocation Schedule also shall set forth each Company Holder’s Pro Rata Portion and each such Company Holder’s allocation (expressed as a dollar amount) of each of the Escrow Account, Stockholder Representative Fund. The Closing Allocation Schedule shall set forth with respect to each “covered security” (as defined in Section 6045 of the Code), the acquisition date and tax basis of such security.

5.13 No Liability for New Employees or Former Employees. In the event the Merger is not consummated, the parties hereto agree that neither Parent nor Sub shall have any liability for (i) any employees hired by Company after the date hereof and (ii) any employees that terminate their employment with Company after the date hereof.

5.14 Indemnification of Directors and Officers.

(a) Parent and Sub agree that all rights to indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of this Agreement in favor of the current and former directors and officers of the Acquired Companies (each a “Covered Person”) shall survive the Merger and therefore shall be enforceable against the Surviving Corporation in accordance with their terms following the Effective Time.

(b) Prior to the Closing, Company shall obtain and fully pay for irrevocable “tail” officer and director liability insurance policies with a claims period of at least six years from the Closing Date from an insurance carrier with the same or better credit rating as Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in scope at least as favorable as Company’s existing policies (with no denigration of Side B or Side C coverage) covering the current and former directors and officers of the Acquired Companies and the Acquired Companies themselves and such payment shall constitute a Third Party Expense. The tail shall be purchased with a $5 million limit with full coverage for pre-Closing alleged wrongful acts; the additional $2 million above the current $3 million in coverage shall be obtained, if required by the insurer, by the execution of a well-negotiated warranty statement by Company that includes full severability, if possible. Such tail policies shall continue to name SolidFire, Inc. as the insured entity with unrestricted access to make claims under Side B and C coverage (but shall not in any way make Parent an insured for purposes of any insurer vs insured or entity vs insured exclusion). Company shall use commercially reasonable efforts so that such tail policies are no less favorable than Company’s existing policies with respect to any coverage, including any exclusion of coverage for actions brought by one insured against another insured or insureds. Parent shall cause the Surviving Corporation (and its successors) to maintain such “tail” policy and not take any action to amend, modify or terminate the D&O Tail Policy during the term thereof.

(c) The provisions of this Section 5.14 shall survive the Closing and are intended to be for the benefit of, and enforceable by, each current and former director and officer of Company and his or her heirs and personal representatives. The provisions of this Section 5.14 may not be amended, altered or repealed after the Effective Time without the prior Written consent of the affected current or former director or officer.

5.15 Reasonable Best Efforts to Complete.

(a) Subject to the terms and conditions of this Agreement, including Section 5.3, Parent, Sub and Company shall each cooperate fully with the other and use its reasonable best efforts, in satisfaction of the HSR Act, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable to consummate and make effective, in the most expeditious manner possible, the transactions contemplated hereby, including by (i) obtaining (and cooperating with the other in obtaining) any clearance, consent, authorization, order or approval of, or any exemption by, any Person or Governmental Entity required to be obtained or made by Parent, Sub and Company in connection with the transactions contemplated hereby, and the expiration of all applicable waiting periods with respect to any Governmental Entities, (ii) making any and all notices, registrations and filings that may be necessary or advisable to obtain the approval or waiver from, or to avoid any Action by, any Governmental Entity, including without limitation, filing (A) within five (5) Business Days of the date hereof with the United States Federal Trade Commission and the United States Department of Justice the notification and report forms required under the HSR Act for the transactions contemplated hereby (which forms shall request “early termination”) and (B) as promptly as practicable with any other applicable Governmental Entity, the antitrust filings and notifications required under foreign merger control, antitrust, or competition Laws for the transactions contemplated hereby (which filings and notification shall request “early termination” or its equivalent, if applicable) and any supplemental or additional information which may be requested in connection therewith by such Governmental Entity or under applicable Laws, (iii) responding as promptly as practicable to any requests for supplemental or additional information which may be issued by such Governmental Entity under merger control, antitrust or competition Laws in connection with the above filings, (iv) resisting, resolving or defending any Action, whether brought by a Governmental Entity or other third party, seeking to challenge this Agreement or the transactions contemplated hereby, including by seeking to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, and (v) executing any certificates, instruments or other documents that are necessary to consummate and make effective the transactions contemplated hereby and to fully carry out the purposes and intent of this Agreement. Without limiting the generality of the foregoing, each of the parties shall use its commercially reasonable efforts to (A) prepare and furnish all necessary information and documentation and make presentations to Governmental Entities, (B) otherwise do whatever is necessary or advisable to assist and cooperate with each other in obtaining such clearance from Governmental Entities, (C) respond as promptly as practicable to any inquiries or requests received from any Governmental Entity for additional information or documentation and (D) respond as promptly as practicable to any other inquiries or requests received from any Governmental Entity in connection therewith.

(b) Parent, Sub and Company shall keep the other parties reasonably informed of the status of their respective efforts to consummate the transactions contemplated hereby, including by (i) promptly notifying the other of, and if in Writing, with the exception of the Notification and Report Form and its attachments to be submitted pursuant to the HSR Act, furnishing the other with advance copies of, with a reasonable opportunity to comment thereon (or, in the case of material oral communications, advising the other orally in advance of) any communications from or with any Governmental Entity with respect to the transactions contemplated hereby, (ii) discussing with the other party in and considering in good faith the views of the other in connection with, any proposed Written (or any material proposed oral) communication with any such Governmental Entity, (iii) not participating in any meeting with any such Governmental Entity unless, to the extent reasonably feasible, it consults with the other parties in advance and to the extent permitted by such Governmental Entity gives the other parties the opportunity to attend and participate thereat, (iv) furnishing the other party (or their respective counsel, pursuant to an appropriate joint defense and confidentiality agreement) with copies of all correspondence, filings and communications between it and any such Governmental Entity with respect to this Agreement and the transactions contemplated hereby; provided, however, that materials can be entirely withheld if they relate to the valuation of the transaction or where sharing the information would, in the good faith belief of the party whose material it is, would be prohibited by Law or violate contractual obligations and (v) furnishing the other with such necessary information and reasonable assistance as each of them may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity.

(c) Nothing in this Agreement, including this Section 5.15, obligates Parent, or any of its Subsidiaries or Affiliates, (i) to dispose of or transfer any assets, businesses, or voting securities, or to commit to cause Company or any of its Subsidiaries to dispose of or transfer any assets, businesses, or voting securities, (ii) to discontinue offering any product or service, or to commit to cause Company or any of its Subsidiaries to discontinue offering any product or service, (iii) to license or otherwise make available any technology, software or other proprietary rights, or to commit to cause Company or any of its Subsidiaries to license or otherwise make available any technology, software or other proprietary rights, (iv) to hold separate any assets, operations, or voting securities (either before or after the Closing Date), or to commit to cause Company or any of its Subsidiaries to hold separate any assets, operations, or voting securities, (v) to terminate or modify any existing relationships or contractual rights, or to commit to cause Company or any of its Subsidiaries to terminate or modify any existing relationships or contractual rights, (vi) to make any commitment (to any Governmental Entity or otherwise) regarding its future operations or the future operations of Company or any of its Subsidiaries, or to cause Company or any of its Subsidiaries to make any commitment (to any Governmental Entity or otherwise) regarding its future operations or the future operations of Company or any of its Subsidiaries, or (vii) to agree or commit to doing any of the foregoing. Company shall not agree or commit to doing any of the foregoing without Parent’s prior Written consent.

(d) Nothing in this Agreement, including this Section 5.15, obligates Parent, Sub or Company to waive any conditions to such parties’ obligation to consummate the transactions hereunder as set forth in Article VII.

5.16 Form S-8. With respect to the Assumed Options and the Assumed Company RSUs assumed pursuant to Section 1.6(b), Parent shall file with the SEC a registration statement on Form S-8 (or any successor form) relating to the shares of Parent Stock issuable pursuant to such Assumed Options. Such registration statement shall be filed no later than fifteen (15) days after the Effective Time (or as soon as reasonably practicable after the expiration of such fifteen (15)-day period that registration of shares on Form S-8 first becomes available to Parent), and Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as any Assumed Options and Assumed Company RSUs remain outstanding. Parent shall, within fifteen (15) days after the Effective Time, deliver to each holder of an Assumed Option and Assumed Company RSU a Written notice documenting the assumption of the Assumed Option and Assumed Company RSU. Such notice shall specify the number of shares of Parent Stock subject to the Assumed Option or Assumed Company RSUs, as well as, with respect to each Assumed Option, the exercise price per share of Parent Stock subject to such Assumed Option. Parent shall provide copies of such forms of written notice to Company no later than seven (7) Business Days prior to the Closing Date for reasonable review and approval by Company (such approval not to be unreasonably withheld, conditioned or delayed).

5.17 Disclosure Compliance. The Company shall have complied with the covenants set forth on SCHEDULE 5.17.

ARTICLE VI

TAX MATTERS

6.1 Tax Periods Ending on or before the Closing Date. Company shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for Company and its Subsidiaries for all periods ending on or prior to the Closing Date that are required to be filed on or before the Closing Date, which Tax Returns shall be prepared and filed in a manner consistent with the Ordinary Course of Company and its Subsidiaries unless otherwise required by applicable Law. Company shall provide any Tax Return described in the preceding sentence to Parent within a reasonable period of time prior to filing, shall permit Parent to review and comment on any such Tax Return prior to filing and shall consider such comments in good faith. Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for Company and its Subsidiaries for all periods ending on or prior to the Closing Date that are required to be filed after the Closing Date, which Tax Returns shall be prepared and filed in a manner consistent with the Ordinary Course of Company and its Subsidiaries unless otherwise required by applicable Law. Parent shall provide any Tax Return described in the preceding sentence to the Stockholder Representative within a reasonable period of time prior to filing, shall permit the Stockholder Representative to review and comment on any such Tax Return prior to filing and shall obtain the Stockholder Representative’s Written consent (not to be unreasonably withheld, conditioned or delayed) prior to filing any such Tax Return. Parent shall pay or cause to be paid all Taxes required to be paid with each such Tax Return, provided that Parent may recover from the Escrow Account, without duplication of any amount recovered pursuant to Article VIII (by reducing the amount of such Escrow Account) (or, at its election, otherwise pursuant to Article VIII) Pre-Closing Taxes shown as due on such Tax Return. Parent will not file, or cause to be filed, any other Tax Returns, including any amended Tax Returns for a Pre-Closing Tax Period, that reports any liability for Taxes for which the Company Holders would have an obligation to indemnify under this Agreement without the prior Written consent of the Stockholder Representative (such consent not to be unreasonably withheld, conditioned or delayed).

6.2 Straddle Periods. Parent shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of Company and its Subsidiaries for all Straddle Periods. Parent shall provide any Tax Return described in the preceding sentence to the Stockholder Representative within fourteen (14) days prior to filing, shall permit the Stockholder Representative to review and comment on any such Tax Return prior to filing, shall report all items with respect to the portion of the Straddle Period ending on the Closing Date in a manner consistent with the Ordinary Course of Company and its Subsidiaries, except to the extent required by applicable Law, and shall obtain the Stockholder Representative’s Written consent (not to be unreasonably withheld, condition or delayed) prior to filing any such Tax Return. Parent shall pay, or cause to be paid, all Taxes shown as due on each such Tax Return, provided, however, that Parent may recover from the Escrow Account, without duplication of any amount recovered pursuant to Article VIII (by reducing the amount of such Escrow Account) (or, at its election, otherwise pursuant to Article VIII) the Pre-Closing Taxes shown as due on such Straddle Period Tax Return. For purposes of this Agreement, in the case of any Taxes that are imposed on a periodic basis and payable for a Straddle Period, the portion of such Tax which relates to the portion of such Straddle Period ending on the Closing Date shall (a) in the case of any Taxes other than Taxes based upon or related to income, receipts, sales, use tax, value added tax, goods and services tax, withholding tax or payroll tax, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction (i) the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and (ii) the denominator of which is the number of calendar days in the entire Straddle Period and (b) in the case of any Tax based upon or related to income, receipts, sales, use tax, value added tax, goods and services tax, withholding tax or payroll tax, be deemed equal to the amount which would be payable if the relevant Straddle Period ended as of the close of business on the Closing Date.

6.3 Cooperation on Tax Matters. Parent and the Stockholder Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any Tax Contest. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which may be in such party’s possession and that are reasonably relevant to any such Tax Contest and making appropriate persons available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent, the Surviving Corporation and the Stockholder Representative shall (a) retain all books and records with respect to Tax matters pertinent to Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority, and (b) to give the other party fourteen (14) days’ Written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Parent, the Surviving Corporation and the Stockholder Representative, as the case may be, shall allow the other party to take possession of such books and records at such other party’s expense.

6.4 Contest Provisions. If, subsequent to the Closing, Parent, the Surviving Corporation or any of its Subsidiaries receives notice of a Tax Contest which could give rise solely to Pre-Closing Taxes, then within ten (10) Business Days after receipt of such notice, Parent shall notify the Stockholder Representative of such notice; provided, however, that any failure on the part of Parent to so notify the Stockholder Representative shall not limit any of the obligations of the Indemnifying Parties under Article VIII, unless the Indemnifying Parties demonstrate actual damage caused by such delay or failure, and then only to the extent thereof. The Stockholder Representative shall have the right (but not the obligation) to control the conduct and resolution of such Tax Contest, provided that the Stockholder Representative shall keep Parent fully and timely informed with respect to the status of any such Tax Contest controlled by it and the Stockholder Representative shall in good faith allow Parent to make comments to the Stockholder Representative regarding the conduct of or positions taken in any such Tax Contest. With respect to any other Tax Contest, Parent shall have the right to control the conduct and resolution of such Tax Contest, provided however that, if any such Tax Contest could give rise to Pre-Closing Taxes as well as non-Pre-Closing Taxes, then (a) the Stockholder Representative shall have the right, at the expense of the Company Holders, to participate in any such Tax Contest, (b) settlement or other resolution of any such Tax Contest shall be subject to the consent of Stockholder Representative (such consent not to be unreasonably withheld, condition or delayed), and (c) Parent shall keep Stockholder Representative fully and timely informed with respect to the status of such Tax Contest and Parent shall in good faith allow Stockholder Representative to make comments to Parent regarding the conduct of or positions taken in such Tax Contest. Each party shall bear its own costs for participating in such Tax Contest, except that the Indemnified Parties may be entitled to indemnification for their costs pursuant to this Agreement. To the extent of any inconsistency between this Section 6.4 and Section 8.3(f), the provisions of this Section 6.4 shall control.

6.5 Tax Overpayments. Any and all overpayments of Pre-Closing Taxes that are actually received by Company or any of its Subsidiaries after the Closing Date (whether by way of refund or by way of a credit against Taxes), shall be for the account of the Company Holders. Such refunds or credits (net of costs and expenses in obtaining such refund or credit) shall be paid over to the Company Holders pursuant to this Agreement, within fourteen (14) days after the receipt of such amount; provided, however, any overpayment of Taxes shall be for the account of Parent to the extent such overpayment results from a carryback of losses or other tax attributes generated in a taxable period, or portion thereof, beginning after the Closing Date. In the event that an amount paid by Parent or Company under this Section 6.5 is subsequently denied by a Tax Authority, Parent shall be entitled to claim such amount pursuant to the procedures set forth in Article VIII.

6.6 Limitation on Post-Closing Tax Actions. Notwithstanding anything to the contrary herein, (a) following the Closing, neither Parent nor any of its Affiliates will without the consent of the Stockholder Representative (such consent not to be unreasonably withheld, conditioned or delayed), cause Company or any of its Subsidiaries to enter into any extraordinary transaction, tax structuring transaction, or other non-ordinary course transaction with respect to Company or any of its Subsidiaries that would reasonably be expected to increase the Company Holders’ indemnity obligations with respect to Taxes pursuant to this Agreement and (b) neither Parent nor its Affiliates shall cause to be filed any election under Section 338 or Section 336(e) of the Code with respect to the transactions contemplated by this Agreement.

6.7 Transfer Taxes. All transfer, excise, franchise, property, documentary, sales, use, stamp, registration, recording, value added and other Taxes (including any penalties and interest) incurred in connection with this Agreement (“Transfer Taxes”) shall be borne fifty percent (50%) by Parent and fifty percent (50%) by the Company Holders. Parent shall prepare and file any Tax Return that must be filed in connection with Transfer Taxes and, to the extent necessary, the Company Holders will join in the execution of such Tax Returns.

6.8 Payroll Taxes. Except as otherwise provided in the last sentence of this Section 6.8, Company Holders shall bear all employer-level employment or payroll Taxes (“Payroll Taxes”) with respect to (a) any payment to an Employee Cashed-Out Option Holder in respect of such holder’s Cashed-Out Options, (b) any Company Severance Expenses, and (c) any Closing Company CIC Payments. Parent shall bear all Payroll Taxes with respect to (i) any Parent Severance Expenses made in connection with the transactions contemplated by this Agreement; and (ii) any payments with respect to the Upward Adjustment Amount and the release of the Escrow Account.

6.9 Characterization of Payments. Any indemnity payments made pursuant to Article VIII shall constitute an adjustment of the Total Merger Consideration paid by Parent pursuant to Article I of this Agreement for all purposes, including Tax purposes, and shall be treated as such by all parties on their Tax Returns unless otherwise required by applicable Law.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of Company and Parent to effect the Merger shall be subject to the satisfaction, at or prior to the Closing, of the following conditions:

(a) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger, nor shall any proceeding brought by a Governmental Entity, domestic or foreign, seeking any of the foregoing be threatened or pending.

(b) Governmental Approval; Waiting Period. The waiting periods (including any extensions thereof or timing agreements with a Governmental Entity relating thereto) applicable to the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

7.2 Conditions to the Obligations of Parent and Sub. The obligations of Parent and Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in Writing, exclusively by Parent:

(a) Representations, Warranties and Covenants.

(i) The representations and warranties of Company contained in Section 2.1 (Organization of Company), Section 2.2 (Company Capital Structure), Section 2.3 (Subsidiaries), Section 2.4 (Authority) and Section 2.5 (No Conflict) (collectively, together with Section 2.19 (Brokers’ and Finders’ Fees; Third Party Expenses), the “Fundamental Representations”) of this Agreement shall be accurate in all material respects as of the date of this Agreement and at the Closing Date as if made on the Closing Date (other than any such representations and warranties that are made as of an earlier date, which shall be accurate in all material respects as of such earlier date). Each of the other representations and warranties of Company in Article II of this Agreement shall be accurate as of the date of this Agreement and at the Closing Date as if made on the Closing Date (other than any such representations and warranties that are made as of an earlier date, which shall be accurate as of such earlier date), except for inaccuracies of representations and warranties, the circumstances giving rise to which, individually or in the aggregate, do not constitute and would not reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

(ii) Company shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by it as of the Closing.

(b) Litigation. There will not be pending or overtly threatened any action, suit or similar legal proceeding brought by any Governmental Entity challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement.

(c) Termination of Agreements. Company shall have terminated each of those agreements listed on SCHEDULE 7.2(c) hereto and each such agreement shall be of no further force or effect.

(d) Reserved.

(e) Payoff Letters; Release of Liens. Parent shall have received from Company one or more payoff letters, in form and substance reasonably satisfactory to Parent, duly executed and delivered by each holder of all indebtedness for borrowed money, and duly and validly executed copies of all other agreements, instruments, certificates and other documents, including the appropriate UCC filings, each in form and substance reasonably satisfactory to Parent, that are necessary or appropriate to evidence the release of all Liens related to such Company Indebtedness upon the satisfaction of such Company Indebtedness at the Closing (the “Payoff Letters”).

(f) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event or condition of any character that is continuing and that has had or would reasonably be likely to have a Material Adverse Effect.

(g) Joinder Agreements. Parent shall have received executed joinders to the Joinder Agreement from the Persons listed on SCHEDULE 7.2(g) of this Agreement, and all such agreements, shall be in full force and effect as of the Closing.

(h) Stockholder Approval.

(i) Company Stockholders constituting the Requisite Stockholder Approval shall have approved this Agreement, the Certificate of Merger, the Merger and the transactions contemplated hereby and thereby, including the appointment of the Stockholder Representative and the indemnification obligations of the Company Stockholders set forth in Article VIII hereof.

(ii) With respect to any payments of cash, stock or otherwise that Company may determine constitutes a “parachute payment” pursuant to Section 280G of the Code, the Company Stockholders shall have (A) approved any such “parachute payments” pursuant to the method provided in Section 5.1(d) hereof, and the regulations promulgated under Section 280G of the Code or (B) shall have voted upon and disapproved such parachute payments, pursuant to the method provided in Section 5.1(d) hereof and, as a consequence, such “parachute payments” shall not be made or provided for in any manner pursuant to terms and conditions of the 280G Waiver(s).

(i) Notice of Appraisal Rights. Company shall have delivered notice in accordance with Section 262 of Delaware Law and at least twenty (20) days shall have elapsed since the date of mailing such notice.

(j) Appraisal Rights. Stockholders holding no more than two percent (2%) of the Total Outstanding Shares shall continue to have a right to seek appraisal, dissenters’ or similar rights under applicable Law with respect to their Company Capital Stock by virtue of the Merger.

(k) Certificate of Company. Parent shall have received a certificate, validly executed by the Chief Executive Officer of Company for and on Company’s behalf, to the effect that, as of the Closing the conditions to the obligations of Parent and Sub set forth in Section 7.2(a)(i), 7.2(a)(ii), 7.2(j) and 7.2(r) have been satisfied (the “Company Certificate”).

(l) Certificate of Secretary of Company. Parent shall have received a certificate, validly executed by the Secretary of Company, certifying as to:

(i) the Charter Documents;

(ii) the valid adoption of resolutions of the Board of Directors of Company (whereby the Merger and the transactions contemplated hereunder were unanimously approved by the Board of Directors); and

(iii) that the Company Stockholders constituting the Requisite Stockholder Approval have approved this Agreement and the consummation of the transactions contemplated hereby.

(m) Certificates of Good Standing. Parent shall have received a long-form certificate of good standing from the Secretary of State of the State of Delaware which is dated within forty-eight (48) hours prior to Closing with respect to Company. Parent shall have received such similar certificates evidencing each U.S. Subsidiary’s good standing from its jurisdiction of incorporation or organization, each of which is dated within forty-eight (48) hours prior to Closing.

(n) Certificate of Status of Foreign Corporation. Parent shall have received certificates, dated within three (3) Business Days of the Closing, attesting to Company’s qualification to do business in each jurisdiction where it is qualified to do business.

(o) FIRPTA Certificate and FIRPTA Notice. Parent shall have received (i) a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), dated as of the Closing Date and executed by Company, together with Written authorization for Parent to deliver such notice to the IRS on behalf of Company after the Closing, and (ii) a certification that the shares of Company Capital Stock are not United States real property interests as defined in Section 897(c) of the Code prepared in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code.

(p) Termination of 401(k) Plans. Unless Parent has provided Written notice that no 401(k) Plans shall be terminated, Parent shall have received from Company evidence reasonably satisfactory that all 401(k) Plans have been terminated pursuant to resolution of the Board of Directors of each Acquired Company or the ERISA Affiliate, as the case may be (the form and substance of which shall have been subject to reasonable review and approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed), effective as of the day immediately preceding the Closing Date, and Parent shall have received from Company evidence of the taking of any and all further actions as provided in Section 5.11(a) hereof.

(q) Closing Statement and Closing Allocation Schedule. Parent shall have received from Company in each case no later than three (3) Business Days prior to the Closing Date each of the Closing Statement and Closing Allocation Schedule, both of which shall have been certified as accurate by the Chief Executive Officer and Chief Financial Officer of Company.

(r) Employment Arrangements.

(i) As of immediately prior to Closing, (i) each of the Key Employees and (ii) at least seventy-five percent (75%) of the individuals listed on APPENDIX V shall remain employed by Company, shall have accepted Parent’s offer of employment (including execution of Parent’s customary form proprietary information, inventions and non-solicitation agreement in the form provided by Parent to Company’s Chief Executive Officer prior to date hereof) to become an employee of Parent (or any of its Subsidiaries) immediately following the Closing and shall not have evidenced any intention to terminate employment with Parent or the Surviving Corporation following Closing; provided, however that any Terminated Employee shall be deemed removed from APPENDIX V.

(ii) Parent shall have received, in form and substance acceptable to Parent, evidence that the Terminated Employees have been terminated in accordance with Section 5.10(c).

(s) Notice to Holders of Company Options and Company Warrants. Company shall have delivered timely notice, in accordance with Section 5.2 hereof, to the holders of Company Options and Company Warrants, which notice shall be in compliance with the terms of such Company Options and Company Warrants, that such Company Options and Company Warrants, respectively, will be treated, as applicable, in accordance with the terms and conditions of Section 1.6 hereof.

(t) Executed Agreements and Certificates. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

(i) the Employment Agreements, executed by each of the Key Employees;

(ii) Restrictive Covenant Agreements, executed by each of the Selected Key Employees; and

(iii) Written resignations of all directors and officers of Company, to be effective as of the Effective Time.

(u) Escrow Agreement. The Escrow Agreement, duly executed and delivered by the Stockholder Representative and Escrow Agent, shall be in full force and effect as of the Closing Date.

(v) Exchange Agreement. The Exchange Agreement, duly executed and delivered by the Stockholder Representative, the Exchange Agent and Depository Agent, shall be in full force and effect as of the Closing Date.

(w) Unanimous Board Approval. This Agreement, the Merger and the transactions contemplated hereby shall have been unanimously approved by the Board of Directors of Company, which unanimous approval shall not have been revoked.

(x) Disclosure Compliance. The Company shall have complied with the covenants set forth in Section 5.17.

7.3 Conditions to Obligations of Company. The obligations of Company to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in Writing, exclusively by Company:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Parent and Sub in this Agreement (other than the representations and warranties of Parent and Sub as of a specified date, which shall be true and correct as of such date) shall have been true and correct when made and shall be true and correct except as would not have a material adverse effect on and as of the Closing Date as though such representations and warranties were made on and as of such time, and (ii) each of Parent and Sub shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by such parties as of the Closing Date.

(b) Certificate of Parent. Company shall have received a certificate executed on behalf of Parent by an officer of Parent for and on its behalf to the effect that, as of the Closing the conditions to the obligations of Company set forth in Section 7.3(a) have been satisfied (the “Parent Certificate”).

(c) Escrow Agreement. The Escrow Agreement, duly executed and delivered by Parent and Escrow Agent, shall be in full force and effect as of the Closing Date.

(d) Exchange Agreement. The Exchange Agreement, duly executed and delivered by Parent, the Exchange Agent and Depository Agent, shall be in full force and effect as of the Closing Date.

ARTICLE VIII

INDEMNIFICATION

8.1 Survival of Representations, Warranties and Covenants.

(a) The representations and warranties of Company contained in Article II of this Agreement or in the Company Certificate shall survive the fifteen (15) month period immediately following the Closing Date (the expiration of such period, the “Survival Date”); provided, however, that the Fundamental Representations hereof shall survive for the seven (7) year period immediately following the Closing Date (the “Fundamental Rep Survival Date”), except for the representations and warranties of Company contained in Section 2.11 (Tax Matters) hereof shall survive until thirty (30) days following the expiration of the applicable statute of limitations. All covenants and other agreements of Company in this Agreement to be performed at or prior to the Closing shall terminate and expire on the Survival Date. Notwithstanding the foregoing, in the event that notice of any Claim for indemnification under this Article VIII has been delivered prior to the expiration of the applicable survival period specified above, the specific representation, warranty or covenant that is the subject of such indemnification claim shall survive with respect to such claim until such time as such claim is finally resolved pursuant to the terms hereof.

(b) All representations and warranties made by Parent and Sub in Article III of this Agreement or in the Parent Certificate shall terminate and expire as of the Effective Time, and any liability of Parent or Sub with respect to such representations and warranties shall thereupon cease.

(c) The parties acknowledge and agree that if the Surviving Corporation suffers, incurs or otherwise becomes subject to any Loss as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Corporation as an Indemnified Party) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation, to have incurred such Loss as a result of and in connection with such inaccuracy or breach.

8.2 Indemnification.

(a) From and after the Effective Time, by virtue of the adoption and approval of the Merger by the Requisite Stockholder Approval and the Joinder Agreements, the Company Holders (the “Indemnifying Parties”) agree, severally (but not jointly), in accordance with their respective Pro Rata Portion of the Losses, to indemnify and hold harmless Parent and its officers, directors, employees, Affiliates and Representatives, including, after the Closing, the Surviving Corporation and its Subsidiaries (the “Indemnified Parties”), against all losses, liabilities, damages, deficiencies, costs, interest, awards, judgments, penalties and expenses, including reasonable attorneys’ and consultants’ fees and expenses and including any such reasonable expenses incurred in connection with investigating, defending against or settling any of the foregoing, and diminution in value (hereinafter individually a “Loss” and collectively “Losses”; provided, however, that any punitive damages shall not be included in the definition of Losses unless actually paid to a third party) incurred or sustained by the Indemnified Parties, or any of them (including the Surviving Corporation), directly or indirectly, as a result of (i) any breach or inaccuracy of a representation or warranty (without giving effect to any qualification as to materiality contained therein solely for the purpose of determining the amount of any Loss) of Company contained in Article II of this Agreement or in the Company Certificate, (ii) any failure by Company to perform or comply with any covenant applicable to it contained in this Agreement, (iii) any Dissenting Share Payments, (iv) any Third Party Expenses or Indebtedness of the Acquired Companies that is not reflected on the Closing Statement or taken into account in the calculation of the Adjusted Merger Consideration, (v) any fraud committed by any Acquired Company or Company Holder prior to the Closing in connection with the negotiation or execution, delivery or performance of this Agreement (“Fraud”), (vi) any D&O Loss, (vii) any Pre-Closing Taxes, (viii) any inaccuracies in the Closing Allocation Schedule or any Claim related to or arising out of the distribution of any portion of the Total Merger Consideration in accordance with the Closing Allocation Schedule, or (ix) any such matters as set forth on SCHEDULE 8.2 (a) hereof.

8.3 Limitations and Claims for Indemnification.

(a) Basket Amount and Other Limitations. Notwithstanding any provision of this Agreement to the contrary, except as set forth in the second sentence of this Section 8.3(a), an Indemnified Party may not recover any Losses under Section 8.2(a)(i) unless and until such Losses under Section 8.2 exceed $6,000,000 in the aggregate (the “Basket Amount”), in which case Parent shall be entitled to recover all Losses (including, for the avoidance of doubt, the Basket Amount). Notwithstanding the foregoing, Parent shall be entitled to recover for, and the Basket Amount shall not apply as a threshold to, any and all claims or payments made with respect to Losses resulting from (i) any breach of a representation or warranty contained in the Fundamental Representations or (ii) any claim pursuant to Sections 8.2(a)(ii) through 8.2(a)(ix) (collectively, “Exempted Losses”). Except for Exempted Losses, recovery of the amount of funds then in the Escrow Account (less any funds then required to be released from the Escrow Account) shall be the sole and exclusive source of recovery of the Indemnified Parties. The aggregate amount of Exempted Losses that may be recovered by an Indemnified Party from an Indemnifying Party pursuant to Section 8.2(a) shall not exceed the aggregate proceeds received by such Indemnifying Party hereunder. Notwithstanding anything herein to the contrary, (i) the limitations set forth in this Section 8.3(a) shall not apply with respect to any claim based on Fraud against the Person who committed such Fraud and (ii), except with respect to amounts paid from the Escrow Account, no Company Holder shall be liable for, or provide any indemnification with respect to, the Fraud of another Company Holder (excluding any Fraud committed by any director, officer or employee of the Company acting in their capacity or purported capacity as such, it being agreed that Fraud committed by such Person shall be deemed a Fraud committed by the Company).

(b) Insurance; Other Limitations. Each Indemnified Party acknowledges and agrees that, for purposes hereof, any Losses indemnifiable pursuant to this Agreement shall be calculated based on the amount of such Losses that remains after deducting therefrom any insurance proceeds (net of all expenses incurred in the collection thereof and all increases in premiums resulting therefrom) actually received by an Indemnified Party with respect thereto. Parent shall use its commercially reasonable efforts to seek recovery for any such Losses from any of its or the Surviving Corporation’s then-existing insurance policies and to otherwise mitigate Losses. No Indemnified Party shall be entitled to any indemnification pursuant to Section 8.2(a) to the extent such matter was taken into account in determining the Initial Merger Consideration or Adjusted Merger Consideration.

(c) Satisfaction of Claims.

(i) Except for Exempted Losses, claims by an Indemnified Party for Losses shall be satisfied solely from the Escrow Account. Claims by an Indemnified Party for Exempted Losses, shall be satisfied: (A) first, from the Escrow Account, but only after (1) satisfying all other pending claims that are not claims for Exempted Losses, and (2) making appropriate reserve as provided herein for any then unresolved claims that are not claims for Exempted Losses, and (B) second, if the Escrow Account is insufficient after such satisfaction or reserve, (1) in the case of Fraud, at the election of the Indemnified Party and in any combination the Indemnified Party elects, directly from each Company Holder, severally in accordance with such holder’s Pro Rata Portion of the Losses, up to the aggregate proceeds received by such Company Holder hereunder and/or directly and individually from such Person or Persons committing such Fraud, jointly and severally among such Persons, without limit, and (2) in the case of Exempted Losses other than Fraud, directly from each Company Holder, severally in accordance with such holder’s Pro Rata Portion of the Losses, in an amount not to exceed the aggregate proceeds received by such Company Holder hereunder.

(ii) The representations and warranties, covenants and obligations of Company, and the rights and remedies that may be exercised by the Indemnified Parties, will not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Indemnified Parties or any of their Affiliates. Such representations and warranties, covenants and obligations will not be affected or deemed waived by reason of the fact that the Indemnified Parties knew or should have known that any representation or warranty might be inaccurate or that the Indemnifying Party failed to comply with any agreement or covenant. Any investigation by such party will be for its own protection only and will not affect or impair any right or remedy hereunder.

(d) Claims for Indemnification.

(i) If at any time prior to the Survival Date or Fundamental Rep Survival Date, as applicable, Parent determines in good faith that any Indemnified Party has a bona fide claim for indemnification pursuant to this Article VIII, Parent may deliver to the Stockholder Representative a certificate signed by an officer of Parent (any certificate delivered in accordance with the provisions of this Section 8.3(d)(i), an “Officer’s Claim Certificate”):

(A) stating that an Indemnified Party has a claim for indemnification pursuant to this Article VIII (or, in addition to and not limitation of any indemnification an Indemnified Party has available pursuant to Article VIII, with respect to any Tax matters, a Tax Authority has raised such Tax matter in audit of Parent or its subsidiaries (including the Surviving Corporation and its Subsidiaries), which could give rise to indemnifiable Losses);

(B) to the extent possible, contain a good faith non-binding, preliminary estimate of the amount of all indemnifiable Losses to which such Indemnified Party claims to be entitled to receive under this Article VIII, which shall be the amount of Losses such Indemnified Party has so incurred or suffered or would reasonably be expected to incur or suffer in the future; and

(C) specifying in reasonable detail (based upon the information then possessed by Parent) the material facts known to the Indemnified Party giving rise to such claim and setting forth the specific representation and warranty or covenant alleged to have been breached by Company or other item of indemnification alleged to be at issue.

(ii) If the Stockholder Representative in good faith objects to any Claim made by Parent in any Officer’s Claim Certificate, then the Stockholder Representative shall deliver a Written notice (a “Claim Dispute Notice”) to Parent during the 30-day period commencing upon receipt by the Stockholder Representative of the Officer’s Claim Certificate. The Claim Dispute Notice shall set forth in reasonable detail the principal basis for the dispute of any Claim made by Parent in the Officer’s Claim Certificate. If the Stockholder Representative does not deliver a Claim Dispute Notice to Parent prior to the expiration of such 30-day period, then (A) each Claim for indemnification set forth in such Officer’s Claim Certificate shall be deemed to have been conclusively determined in Parent’s favor for purposes of this Article VIII on the terms set forth in the Officer’s Claim Certificate and (B) if cash remains in the Escrow Account, then Parent may direct the Escrow Agent to deliver cash from the Escrow Account to Parent the amount of Losses specified in such Officer’s Claim Certificate that have been incurred or suffered to the date of such certificate.

(iii) If the Stockholder Representative delivers a Claim Dispute Notice, then Parent and the Stockholder Representative shall attempt in good faith to resolve any such objections raised by the Stockholder Representative in such Claim Dispute Notice. If Parent and the Stockholder Representative agree to a resolution of such objection, then a memorandum setting forth the matters conclusively determined by Parent and the Stockholder Representative shall be prepared and signed by both parties and, if cash remains in the Escrow Account and if applicable, promptly delivered to the Escrow Agent directing the Escrow Agent to distribute cash from the Escrow Account in accordance with the terms of such memorandum.

(iv) If no such resolution can be reached during the forty-five (45)-day period following Parent’s receipt of a given Claim Dispute Notice, then upon the expiration of such forty-five (45)-day period, either Parent or the Stockholder Representative may bring suit to resolve the objection in accordance with Sections 10.10 and 10.12. Parent and the Stockholder Representative shall promptly direct the Escrow Agent to act in accordance with the final, non-appealable decision reached pursuant to Sections 10.10 and 10.12 and distribute cash from the Escrow Account in accordance therewith, if applicable. Judgment upon any final, non-appealable award rendered pursuant to Sections 10.10 and 10.12 may be entered in any court having jurisdiction.

(e) No Contribution. No Indemnifying Party shall have, or be entitled to exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Surviving Corporation in connection with any indemnification obligation to which such Indemnifying Party may become subject under or in connection with this Agreement.

(f) Third Party Claims. Except as otherwise provided in Article VI, in the event of the assertion of the commencement by any Person of any action, suit, proceeding, claim, arbitration or investigation pending by or before any Governmental Entity (whether against the Surviving Corporation, against Parent or against any other Person) with respect to which any of the Indemnifying Parties may become obligated to indemnify and hold harmless, any Indemnified Party pursuant to this Article VIII (each, a “Claim”), Parent shall have the right, at its election, to proceed with and control the defense of such Claim, including the right to assert counterclaims. If Parent so proceeds with the defense of any such Claim:

(i) upon Parent’s request, the Stockholder Representative shall instruct each Indemnifying Party to, make available to Parent any documents and materials in its possession or control that may be reasonably necessary to the defense of such Claim; and

(ii) Parent shall have the right to settle, adjust or compromise such Claim without the consent of the Stockholder Representative, it being understood that any such settlement, adjustment or compromise effected without the consent of the Stockholder Representative will not be dispositive of the existence of an indemnifiable claim or the amount of Losses.

Parent shall give the Stockholder Representative prompt notice of the commencement of any Claim against Parent or the Surviving Corporation; provided, however, that any failure on the part of Parent to so notify the Stockholder Representative shall not limit any of the obligations of the Indemnifying Parties under this Article VIII, unless the Indemnifying Parties demonstrate actual damage caused by such delay or failure, and then only to the extent thereof.

(g) Release of Remaining Escrow Account. Parent and the Stockholder Representative shall jointly instruct the Escrow Agent to promptly release a portion of the Escrow Account equal to fifty percent (50%) of the Escrow Amount, less the amount of claims previously paid and the amount of any pending claims for which an Officer’s Claim Certificate was delivered prior to the Initial Escrow Release Date pursuant to the terms of this Agreement, to (i) the Depository Agent no later than three (3) Business Days following the Initial Escrow Release Date for payment to the Company Holders (other than Employee Cashed-Out Option Holders) and (ii) the Surviving Corporation for payment to the Employee Cashed-Out Option Holders through the Surviving Corporation’s payroll system, in accordance with its customary payroll practices (subject to applicable withholding Taxes), in each case, in accordance with the Closing Allocation Schedule. Promptly, and in any event, no later than three (3) Business Days following the fifteen (15) month anniversary of the Closing Date, Parent and the Stockholder Representative shall jointly instruct the Escrow Agent to release and deliver the entire remaining balance of the Escrow Account (if any), less the amount of any pending claims for which an Officer’s Claim Certificate was delivered prior to the fifteen (15) month anniversary of the Closing Date pursuant to the terms of this Agreement, to (A) the Depository Agent for payment to the Company Holders (other than Employee Cashed-Out Option Holders) by wire transfer of immediately available funds to the account designated by such Company Holder for such purpose and (B) the Surviving Corporation for payment to the Employee Cashed-Out Option Holders through the Surviving Corporation’s payroll system, in accordance with its customary payroll practices (subject to applicable withholding Taxes), in each case, in accordance with the Closing Allocation Schedule. At any time following the fifteen (15) month anniversary of the Closing Date, to the extent the portion of the Escrow Account exceeds the amount of all pending claims for which an Officer’s Claim Certificate was delivered prior to the fifteen (15) month anniversary of the Closing Date pursuant to the terms of this Agreement, Parent and the Stockholder Representative shall jointly instruct the Escrow Agent to promptly release and deliver such excess to (A) the Depository Agent for payment to the Company Holders (other than Employee Cashed-Out Option Holders) by wire transfer of immediately available funds to the account designated by such Company Holder for such purpose and (B) the Surviving Corporation for payment to the Employee Cashed-Out Option Holders through the Surviving Corporation’s payroll system, in accordance with its customary payroll practices (subject to applicable withholding Taxes), in each case, in accordance with the Closing Allocation Schedule.

(h) Certain Waivers, etc. Effective upon the Closing, each Company Holder hereby irrevocably waives, releases and discharges Parent, the Surviving Corporation and their respective Affiliates from any and all liabilities and obligations to it, in connection with such Company Holder’s relationship with Company (whether in its capacity as a shareholder, manager, member, officer or director of Company or any of its Affiliates or otherwise (including in respect of any rights of contribution or indemnification)), in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and whether arising under any agreement or understanding or otherwise at law or equity (the “Released Claims”), and each Company Holder agrees that it shall not seek to recover any amounts in connection therewith or thereunder from Parent, the Surviving Corporation or any of their respective Affiliates; provided, however, that nothing contained herein shall operate to release, and the Released Claims shall not include (i) any rights or claims available to it under this Agreement, the Related Agreements or any other agreement entered into by the undersigned in connection with the execution of this Agreement or the Merger; (ii) rights to continuing indemnification under the Charter Documents or any indemnification agreement between Company and such Company Holders; and (iii) any rights to receive salaries, bonuses, expenses or other payments or compensation, unreimbursed claims under health and welfare plans and the entitlement to continuation coverage benefits or other similar benefits required to be provided by Law. In no event shall Parent, the Surviving Corporation or any of their respective Affiliates have any liability whatsoever to any Company Holder (or any Affiliate of any Company Holder) for breaches of the representations, warranties, agreements or covenants of Company hereunder. For the avoidance of doubt, for purposes of this Section 8.3(h), “Affiliates” shall not include any portfolio company or limited partner of any Company Holder that is a venture capital fund.

8.4 Stockholder Representative.

(a) By virtue of the approval of the Merger and this Agreement by the Requisite Stockholder Approval, each of the Company Holders shall be deemed to have agreed to appoint Shareholder Representative Services LLC as its agent and attorney-in-fact, as the Stockholder Representative for and on behalf of the Company Holders to give and receive notices and communications, to authorize payment to any Indemnified Party from the Escrow Account in satisfaction of claims by any Indemnified Party, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and bring suit and comply with orders of courts with respect to such claims, to assert, negotiate, enter into settlements and compromises of, and bring suit and comply with orders of courts with respect to, any other claim by any Indemnified Party against any Company Holder or by any such Company Holder against any Indemnified Party or any dispute between any Indemnified Party and any such Company Holder, in each case relating to this Agreement or the transactions contemplated hereby, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement. Such agency may be changed by the Company Holders from time to time upon not less than thirty (30) days prior Written notice to Parent; provided, however, that the Stockholder Representative may not be removed unless holders of a majority interest of the Escrow Account agree to such removal and to the identity of the substituted agent. A vacancy in the position of Stockholder Representative may be filled by the vote of holders of a majority in interest of the Escrow Account. No bond shall be required of the Stockholder Representative. With respect to matters set forth in Section 1.7, Article VI and Article VIII, notices or communications to or from the Stockholder Representative shall constitute notice to or from the Company Holders.

(b) The Stockholder Representative shall not be liable to any Company Holder for any act done or omitted hereunder as Stockholder Representative while acting in good faith and absent its gross negligence or bad faith. The Company Holders shall indemnify the Stockholder Representative and hold the Stockholder Representative harmless against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Stockholder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Stockholder Representative, the Stockholder Representative will reimburse the Company Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Stockholder Representative by the Company Holders, any such Representative Losses may be recovered by the Stockholder Representative from (i) the funds in the Stockholder Representative Fund, and (ii) the amounts in the Escrow Account at such time as remaining amounts would otherwise be distributable to the Company Holders; provided, that while this section allows the Stockholder Representative to be paid from the Stockholder Representative Fund and the Escrow Account, this does not relieve the Company Holders from their obligation to promptly pay, in accordance with their Pro Rata Portion of such Representative Losses in an amount not to exceed the aggregate proceeds received by each such Company Holder hereunder (reduced by the aggregate amount of indemnification payments required to be paid by such Company Holder pursuant to Article VIII), such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholder Representative from seeking any remedies available to it at law or otherwise. In no event will the Stockholder Representative be required to advance its own funds on behalf of the Company Holders or otherwise. The Company Holders acknowledge and agree that the foregoing indemnities will survive the resignation or removal of the Stockholder Representative or the termination of this Agreement. A decision, act, consent or instruction of the Stockholder Representative, including but not limited to an amendment, extension or waiver of this Agreement pursuant to Sections 9.3 and 9.4 hereof, shall constitute a decision of the Company Holders and shall be final, binding and conclusive upon the Company Holders; and Parent may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of the Company Holders. Parent is hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative.

(c) The Stockholder Representative shall be entitled to withdraw cash amounts held in the Stockholder Representative Fund in reimbursement for its out-of-pocket expenses incurred in performing its obligations under this Agreement. The Company Holders will not receive any interest or earnings on the Stockholder Representative Fund and irrevocably transfer and assign to the Stockholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholder Representative will not be liable for any loss of principal of the Stockholder Representative Fund other than as a result of its gross negligence or willful misconduct. The Stockholder Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. Contemporaneous with or as soon as practicable following the completion of the Stockholder Representative’s duties, the Stockholder Representative will deliver the balance of the Stockholder Representative Fund to (i) the Depository Agent for further distribution to the Company Holders (other than Employee Cashed-Out Option Holders) by wire transfer of immediately available funds to the account designated by such Company Holder for such purpose and (ii) the

Surviving Corporation for payment to the Employee Cashed-Out Option Holders through the Surviving Corporation’s payroll system, in each case, in accordance with the Closing Allocation Schedule and, for the avoidance of doubt, such payments shall not be subject to information reporting or tax withholding. The Stockholder Representative Fund Amount shall be deemed to have been received by the Company Holders at the Closing (in accordance with their respective Pro Rata Portions) for U.S. federal and applicable state and local income Tax purposes and then each Company Holder shall be deemed to have voluntarily contributed such amount to the Stockholder Representative Fund, any withholding in respect thereof shall be satisfied from the portion of the Initial Merger Consideration owing to the Company Holders on the Closing Date and, for the avoidance of doubt, the amount of the Stockholder Representative Fund that is returned to the Company Holders shall not again be subject to information reporting or Tax withholding.

8.5 Exclusive Remedy. Following the Closing, except for (i) specific performance or injunctive relief pursuant to Section 10.7, (ii) the determination of the Post-Closing Statement (which is governed by Section 1.7) and (iii) the rights and obligations set forth in Article VI, the rights and obligations set forth in this Article VIII shall be the sole and exclusive remedy of the Indemnified Parties (whether at law or in equity) with respect to any breach of any representation, warranty, covenant or agreement set forth in this Agreement.

8.6 Supplemental Indemnification. Each Joinder Company Holder hereby agrees that, until such time as Company Holders entitled, subject to requirements of Section 1.6 and 1.11 of this Agreement, to at least 92.5% of the Initial Merger Consideration have executed and delivered the Joinder Agreement, in addition such Joinder Company Holder’s indemnification obligations pursuant to Sections 8.1 through 8.5 of this Agreement, such Joinder Company Holder shall also assume, be liable for and pay to an Indemnified Party its Adjusted Pro Rata Portion of any Losses for which an Indemnified Party is entitled to indemnification pursuant to Sections 8.1 through 8.5 of this Agreement but is unable able to recover as a result of the failure of Company Holders entitled, subject to requirements of Section 1.6 and 1.11 of this Agreement, to 92.5% of the Initial Merger Consideration to execute and deliver the Joinder Agreement; provided that, no Joinder Company Holder shall be liable for an amount in excess of the aggregate proceeds received by such Joinder Company Holder under the Merger Agreement except in the event of Fraud committed by such Joinder Company Holder.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

9.1 Termination. Except as provided in Section 9.2 hereof, this Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a) by mutual agreement of Company and Parent;

(b) by Parent or Company, by giving Written notice of such termination to the other, if: (i) there shall be a final non-appealable order of a federal or state court in effect preventing consummation of the Merger, or (ii) there shall be any Law enacted, promulgated or issued or deemed applicable to the Closing by any Governmental Entity that would make consummation of the Closing illegal;

(c) by Parent, by giving Written notice of such termination to Company, if within twenty-four (24) hours following the execution of this Agreement, the condition in Section 7.2(h)(i) has not been satisfied or fulfilled; provided, however, that this termination right shall no longer apply and shall expire if not invoked by Parent prior to actual deliver of the Requisite Stockholder Approval (regardless of timing); or

(d) by Company, by giving Written notice of such termination to Parent, if (i) Company has submitted this Agreement, the Certificate of Merger and the Merger to the Company Stockholders and such Company Stockholders representing a number of Company Capital Stock have voted against, or abstained from, such approval and adoption such that the Requisite Stockholder Approval cannot be obtained, and, as a result thereof, the condition set forth in Section 7.2(h)(i) cannot be satisfied or fulfilled, or (ii) one hundred twenty (120) days have passed from the date of this Agreement and Company has submitted this Agreement, the Certificate of Merger and the Merger to the Company Stockholders and such Company Stockholders representing less than the Requisite Stockholder Approval have voted in favor of such approval and adoption, and therefore, the condition set forth in Section 7.2(h)(i) has not been satisfied or fulfilled.

(e) by Parent, by giving Written notice of such termination to Company, if there shall be any final, non-appealable action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any U.S. Governmental Entity, which would: (i) prohibit Parent’s ownership or operation of any portion of the business of Company or (ii) compel Parent or Company to dispose of or hold separate all or any portion of the business or assets of Company or Parent as a result of the Merger;

(f) by Parent, by giving Written notice of such termination to Company, if it is not in material breach of any of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of Company contained in this Agreement such that the conditions set forth in Section 7.2(a) hereof would not be satisfied and such breach has not been cured within twenty (20) calendar days after written notice thereof to Company; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured;

(g) by Company, by giving Written notice of such termination to Parent, if Company is not in material breach of any of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of Parent contained in this Agreement such that the conditions set forth in Section 7.3(a) hereof would not be satisfied and such breach has not been cured within twenty (20) calendar days after written notice thereof to Parent; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured;

(h) by Company, by giving Written notice of such termination to Parent, if Company has received a Superior Proposal prior to obtaining the Requisite Stockholder Approval, but only if Company (i) has given Parent at least five (5) full Business Days (the “Match Period”) Written notice of the existence and material terms of the Superior Proposal and allowed Parent during such period the opportunity to match or exceed the terms of the Superior Proposal (and has further allowed Parent an additional Match Period for each time that a Superior Proposal is subsequently materially modified), and (ii) has paid Parent the Break-Up Fee and the Expense Reimbursement; or

(i) by Company or Parent, by giving Written notice of such termination to the other party, if the Closing shall have not occurred within 180 days of the date of this Agreement, unless extended by Written agreement of Company, the Stockholder Representative and Parent; provided that, the terminating party is not in material breach of this Agreement and has otherwise satisfied its conditions hereunder.

9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1 hereof, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Company, or their respective officers, directors or stockholders, if applicable; provided, however, that each party hereto and each Person shall remain liable for any intentional and willful breaches of this Agreement prior to its termination; and provided further, however, that, the provisions of Sections 5.4, 5.5, and 5.6 hereof, Article X hereof and this Section 9.2 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article IX. In the event this Agreement is validly terminated in accordance with Section 9.1(h), Company shall promptly pay Parent (i) $34,800,000 in cash (the “Break-Up Fee”), and (ii) Parent’s reasonable fees and expenses, including for outside counsel and financial and accounting experts, related to the negotiation and due diligence to enter into this Agreement (the “Expense Reimbursement”).

9.3 Amendment. Prior to the Closing, this Agreement may be amended by Parent, Company, Sub and the Stockholder Representative, but at any time after any approval of this Agreement and the Merger by the Company Stockholders, no amendment shall be made which by law requires further approval by such Company Stockholders without such further approval. After the Closing, this Agreement may be amended only with the approval of Parent and the Stockholder Representative. This Agreement may not be amended except by an instrument in Writing signed on behalf of the applicable Persons set forth in this Section 9.3.

9.4 Extension; Waiver. At any time prior to the Closing, Parent, on the one hand, and Company, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto; (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in Writing signed on behalf of such party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement shall not constitute a waiver of such rights.

ARTICLE X

GENERAL PROVISIONS

10.1 Notices. All notices and other communications hereunder shall be in Writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by nationally recognized overnight delivery or registered or certified mail (return receipt requested) or sent via facsimile or electronic mail (with acknowledgment of transmission by the receiving party) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice or by email as provided in Section 4.3); provided, however, that notices sent by mail will not be deemed given until received:

(a)	if to Parent or Sub (or, following the Closing, to the Surviving Corporation), to:

NetApp, Inc.,

495 East Java Drive

Sunnyvale, CA 94089

Attention: General Counsel

Facsimile: (408) 822-4501

Email: Matthew.Fawcett@netapp.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

2000 University Avenue

East Palo Alto, California 94303

Attention: Ed Batts, Esq.

Email: ed.batts@DLAPiper.com

Facsimile No.: (650) 687-1106

(b)	if to Company (prior to the Closing) to:

SolidFire, Inc.

1600 Pearl St #200

Boulder, Colorado 80302

Attention: Dave Wright

Email: dave@solidfire.com

Facsimile No.: (303) 557-0724

with a copy (which shall not constitute notice) to:

Cooley LLP

380 Interlocken Crescent, Suite 900

Broomfield, Colorado 80201

Attention: Noah Pittard and Laura Medina

Email: npittard@cooley.com; lmedina@cooley.com

Facsimile No.: (720) 455-4099

(c)	if to the Stockholder Representative:

Shareholder Representative Services LLC

1614 15th Street, Suite 200

Denver, CO 80202

Attention: Managing Director

Email: deals@srsacquiom.com

Facsimile No.: (303) 623-0294

Telephone No.: (303) 648-4085

with a copy (which shall not constitute notice) to:

Cooley LLP

380 Interlocken Crescent, Suite 900

Broomfield, Colorado 80201

Attention: Noah Pittard and Laura Medina

Email: npittard@cooley.com; lmedina@cooley.com

Facsimile No.: (720) 455-4099

10.2 Interpretation. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in the Disclosure Schedule or any Appendix, Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement. The parties hereto intend that each representation, warranty and covenant contained herein shall have independent significance. If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty or covenant.

10.3 Disclosure Schedule. The Disclosure Schedule shall be subject to the following terms and conditions: (a) any item disclosed in any particular part or section of the Disclosure Schedule shall be deemed to be disclosed in all other parts or sections of the Disclosure Schedule to the extent that it is reasonably apparent of its face that such disclosure is related to such other particular part or section of the Disclosure Schedule; (b) no disclosure of any matter contained in the applicable Disclosure Schedule shall create an implication that such matter meets any standard of materiality (matters reflected in the applicable Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the applicable Disclosure Schedule; such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature, nor shall the inclusion of any item be construed as implying that any such item is “material” for any purpose); and (c) headings and introductory language have been inserted on the sections of the applicable Disclosure Schedule for convenience of reference only and shall to no extent have the effect of amending or changing the express description of the sections as set forth in this Agreement.

10.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

10.5 Entire Agreement; Assignment. This Agreement, the Exhibits and Schedules hereto, the Disclosure Schedule, the Confidential Disclosure Agreement, and the documents and instruments and other agreements among the parties hereto referenced herein (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both Written and oral, among the parties with respect to the subject matter hereof, including, without limitation, that certain non-binding term sheet letter agreement by and between Parent and Company, dated as of November 18, 2015, (b) are not intended to confer upon any other person any rights or remedies hereunder, and (c) shall not be assigned by operation of law or otherwise, except that Parent may assign its rights and delegate its obligations hereunder to its Affiliates as long as Parent remains ultimately liable for all of Parent’s obligations hereunder.

10.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.7 Specific Performance. Each of Company, Stockholder Representative, Sub and Parent acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, each party hereto agrees that the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court in the United States or in any state having jurisdiction over the parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto.

10.8 Other Remedies. Subject to the provisions of Article VIII, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

10.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. The parties agree that his Agreement is a sealed instrument and shall be construed as such under the laws of the State of Delaware.

10.10 Dispute Resolution; Jurisdiction.

(a) Except as provided in Section 1.7(d), the parties hereby agree that, in order to obtain prompt and expeditious resolution of any disputes under this Agreement, each claim, dispute or controversy solely seeking money damages in an amount not exceeding $20,000,000, and arising out of a claim for indemnification under Article VIII or arising out of, in connection with, or in relation to, the interpretation, performance or breach of this Agreement, or the transactions contemplated hereby, including any claim based on contract, tort or statute, or the arbitrability of any claim hereunder (an “Arbitrable Claim”), shall be settled by final and binding arbitration conducted by arbitration under the Delaware Rapid Arbitration Act (the “DRAA”) and the Delaware Rapid Arbitration Rules. This provision to arbitrate shall be governed by Delaware law, as it may exist at the time of the demand for arbitration, without reference to the law chosen by any other provision of this Agreement. The place of the arbitration shall be Wilmington, Delaware. The parties agree that the arbitrator shall be one of those persons who has served as a trial judge in the State of Delaware. All such Arbitrable Claims shall be settled by one (1) arbitrator (the “Neutral Arbitrator”) which shall be selected by the mutual agreement of Parent and the Stockholder Representative. If Parent and the Stockholder Representative are unable to agree upon the identity of the Neutral Arbitrator within thirty (30) days of the commencement of the Arbitrable Claim, the parties shall file a petition with the Court of Chancery pursuant to Section 5805 of the DRAA seeking the appointment of a Neutral Arbitrator. In either event, such arbitrator may not have any preexisting, direct or indirect relationship with any party to the dispute. Each party hereto expressly consents to, and waives any future objection to, such forum and arbitration rules. The arbitrator is authorized to issue subpoenas and award commissions to permit depositions to be taken. Except as required by applicable Laws (including, without limitation, the laws, rules and regulations of the SEC and The NASDAQ Stock Market), neither party, nor the arbitrator shall disclose the existence, content, or results of any arbitration hereunder without the prior Written consent of all parties (except that Company and the Stockholder Representative may disclose the existence, content or results of any such arbitration to the Company Holders). Adherence to this dispute resolution process shall not limit the right of the parties hereto to obtain any provisional remedy, including injunctive or similar relief, from any court of competent jurisdiction as may be necessary to protect their respective rights and interests pending arbitration. Judgment on the award rendered by the arbitrator may be entered by any court having jurisdiction thereof. The arbitrators shall determine the prevailing party and shall include in their award that party’s reasonable attorneys’ fees and costs.

(b) Except as expressly stated in Sections 1.7(d) and 10.10(a), each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within the State of Delaware in connection with any matter arising out of a claim for indemnification under Article VIII or arising out of, in connection with, or in relation to, the interpretation, performance or breach of this Agreement, or the transactions contemplated hereby, including any claim based on contract, tort or statute, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. If a claim or dispute brought in accordance herewith is resolved in the favor of a party hereto, such party shall be entitled to, and shall be awarded, its costs and expenses incurred in connection with the resolution of such claim or dispute (including reasonable attorneys’ fees).

10.11 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.12 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT SUCH PARTY MAY LEGALLY AND EFFECTIVELY DO SO, ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

10.13 Waiver of Conflicts Regarding Representation.

(a) Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees, and Affiliates that the Acquired Companies and the Company Holders are clients of Cooley LLP (“Firm”). After the Closing, it is possible that Firm will represent the Company Holders and/or the Stockholder Representative (individually and collectively, the “Seller Group”) solely in connection with the transactions contemplated by this Agreement, including, for the avoidance of doubt, with respect to any claim for indemnification against the Company Holders. Parent, the Surviving Corporation, and the Acquired Companies hereby agree that Firm (or any successor) may represent the Seller Group in the future solely in connection with issues that may arise under this Agreement and any claims that may be made thereunder pursuant to this Agreement, including a dispute that arises after the Closing between Parent (and/or Company) and Stockholder Representative, even though the interests of Stockholder Representative may be directly adverse to Parent or the Acquired Companies, and even though the Firm may have represented the Acquired Companies in a matter substantially related to such dispute or may be handling ongoing matters for the Acquired Companies. Firm (or any successor) may serve as counsel to all or a portion of the Seller Group or any director, member, partner, officer, employee, Representative, or Affiliate of the Seller Group, solely in connection with any litigation, claim or obligation arising out of or relating to this Agreement, or the transactions contemplated by this Agreement. Each of the parties hereto consents thereto, and waives any conflict of interest arising therefrom, and each such party shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Each of the parties hereto acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in this connection.

(b) Each of Parent and Company hereby acknowledges, on behalf of itself and its Affiliates, that any attorney-client privilege, attorney work-product protection and expectation of client confidence attaching as a result of the Firm’s representation of the Acquired Companies solely in connection with the transactions contemplated by this Agreement, and all information and documents covered by such privilege or protection shall, after the Effective Time, belong to and be controlled solely by the Stockholder Representative, on behalf of the Company Holders, and may only be waived by the Stockholder Representative, on behalf of the Company Holders. Following the Effective Time, Parent

and Company agree that they will not request from the Firm, the Stockholder Representative or the Company Holders any of the communications between the Firm, on the one hand, and Company and/or the Company Holders, on the other hand, solely relating to the transactions contemplated by this Agreement (the “Communications”), including, for the avoidance of doubt, with respect to any claim in connection with any claim by Parent or any other Indemnified Party under Article VIII; provided, however, that nothing contained herein shall prevent Parent from requesting any Communications in connection with document production requests or discovery in any proceeding so long as such Communications would not be subject to an attorney-client privilege if they were being requested in a proceeding by an unrelated third party and such Communications are produced or required to be produced in response to such document production requests or discovery. Following the Effective Time, the Stockholder Representative and the Company Holders shall be permitted to use the Communications with respect to any claim in connection with the defense of any claim by Parent or any other Indemnified Party under Article VIII; provided that such use does not waive any applicable privileges or protections that can or may be asserted to prevent disclosure of any Communications to any third party. For the avoidance of doubt, nothing in this Section 10.13 or in this Agreement shall be deemed a waiver of any applicable privileges or protections that can or may be asserted to prevent disclosure of any Communications to any third party, and neither the Stockholder Representative nor any Company Holder shall take any action, or cause the Firm to take any action, that would reasonably be expected to waive any such privilege or protection to any third party.

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IN WITNESS WHEREOF, Parent, Sub, Company, and the Stockholder Representative have caused this Agreement to be executed under seal, all as of the date first written above.

NetApp, Inc.

By:	/s/ Matthew K. Fawcett	SEAL
Matthew K. Fawcett
Its:	SVP, General Counsel & Secretary

SONOMA MERGER CORP.

By:	/s/ Matthew K. Fawcett	SEAL
Matthew K. Fawcett
Its:	President

SOLIDFIRE, INC.

By:	/s/ David Wright	SEAL
David Wright
Its:	Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC, SOLELY IN ITS CAPACITY AS THE STOCKHOLDER REPRESENTATIVE

By:	/s/ W. Paul Koenig	SEAL
W. Paul Koenig
Its:	Managing Director

SIGNATURE PAGE TO THE AGREEMENT AND PLAN OF MERGER

APPENDIX I-A

Definitions

For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “ACA” means Patient Protection & Affordable Care Act of 2010, as amended.

(b) “Acquired Companies” means Company and its direct and indirect Subsidiaries.

(c) “Action” means any action, suit, proceeding, order or government charge, in each case by or before a Governmental Entity or arbiter.

(d) “Adjusted Merger Consideration” means (i) the Cash Merger Consideration plus (ii) Cash, plus (iii) Paid Parent Severance Expenses, minus (iv) the final, binding Indebtedness as of the Closing determined in accordance with Section 1.7, minus (v) the final, binding Third Party Expenses, determined in accordance with Section 1.7, minus (vi) the Escrow Amount, minus (vii) the Stockholder Representative Fund Amount, and minus (viii) the Closing Company Payments.

(e) “Adjusted Pro Rata Portion” shall mean with respect to each Joinder Company Holder, an amount equal to the quotient obtained by dividing (i) the amount of the Initial Merger Consideration payable to such Joinder Company Holder by (ii) the aggregate amount of the Initial Merger Consideration payable at Closing to the Joinder Company Holders that have executed and delivered the Joinder Agreement, which amounts shall be calculated in accordance with the Closing Allocation Schedule.

(f) “Affiliate” means with respect to a Person any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person.

(g) “Business Day” means each day that is not a Saturday, Sunday or holiday on which banking institutions located in San Francisco, California are authorized or obligated by law or executive order to close.

(h) “Cash” means cash and cash equivalents of the Acquired Companies, in U.S. dollars, in each case as determined in accordance with GAAP, less any restricted cash as determined in accordance with GAAP.

(i) “Cash Merger Consideration” means an amount equal to (i) the Initial Purchase Price, minus (ii) the Unvested Company Option Value.

(j) “Closing Company Payments” means the Closing Company Severance Expenses and the Closing Company CIC Payments.

(k) “COBRA” means Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and any similar state or local law.

(l) “Code” means the Internal Revenue Code of 1986, as amended.

(m) “Company Capital Stock” means the Company Common Stock and Company Preferred Stock and any other shares of capital stock, if any, of Company, taken together. For the avoidance of doubt, Company Capital Stock shall not include Company RSUs.

(n) “Company Common Stock” means shares of common stock, par value $0.001 per share, of Company. For the avoidance of doubt, Company Common Stock shall not include Company RSUs.

(o) “Company Holders” means the Company Stockholders, the Company Option Holders and the Company Warrant Holders. For the avoidance of doubt, no holder of Company RSUs shall be deemed to be a Company Holder by virtue of holding Company RSUs.

(p) “Company Intellectual Property” shall mean any and all Intellectual Property Rights that are owned or purported to be owned by, filed by, held in the name of, or exclusively licensed to, any Acquired Company.

(q) “Company Option Holders” means the holders of Company Options.

(r) “Company Option Plan” means the SolidFire, Inc. 2010 Stock Incentive Plan, as amended.

(s) “Company Options” means all issued and outstanding options (including any commitments to grant options, but excluding Company Warrants) to purchase or otherwise acquire Company Common Stock (whether or not vested) held by any Person or entity, each of whom is listed on APPENDIX II along with the number of shares of Company Common Stock subject to each such option held by such Person or entity.

(t) “Company Preferred Holders” means the holders of the Company Preferred Stock.

(u) “Company Preferred Stock” shall mean the Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock.

(v) “Company Products” means all products, commodities and services manufactured, developed, delivered, made commercially available, marketed, distributed, supported, sold, imported for resale or licensed out by or on behalf of any Acquired Company since inception, or any products or services (in their current state of development) that are currently under development related to hyperconverged infrastructure or all flash arrays.

(w) “Company Stockholders” means the holders of Company Capital Stock.

(x) “Company Technology” means all Technology owned or purported to be owned by any Acquired Company or to which any Acquired Company is exclusively licensed.

(y) “Company Unvested Common Stock” means any shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable stock restriction agreement or other agreement with Company.

(z) “Company Warrant Holders” means the holders of Company Warrants.

(aa) “Company Warrants” means any issued and outstanding warrants to purchase Common Stock, each of which is listed on APPENDIX III herein, along with the name of such Company Warrant Holder.

(bb) “Continuing Employee” means each employee of the Acquired Companies who becomes an employee of Parent, the Surviving Corporation or any of their Subsidiaries as of the Closing.

(cc) “Continuing Service Provider” means each consultant, independent contractor and director of the Acquired Companies and who becomes a consultant, independent contractor, director or employee of Parent, the Surviving Corporation or any of their Subsidiaries as of the Closing.

(dd) “Contract” means any oral or Written agreement, mortgage, indenture, lease, contract, legally binding commitment, license or other similar instrument.

(ee) “Conversion Rate” means the ratio of the Per Share Conversion Common Amount to Parent Average Stock Price.

(ff) “Disclosure Schedule” means that certain disclosure schedule (referencing the appropriate section and paragraph numbers as set forth in this Article II) delivered by Company to Parent and dated as of the date hereof.

(gg) “D&O Loss” means all Losses in connection with any actual or threatened action, suit, claim, proceeding or investigation (each, a “D&O Claim”) incurred by the Acquired Companies in connection with providing indemnification or exculpation to any Covered Person to the extent based on, resulting from or arising in connection with (i) the fact that such Covered Person is or was a director or officer of Company or any of its Subsidiaries at any time prior to the Closing Date or is or was serving at the request of Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at any time prior to the Closing Date, or (ii) this Agreement or any of the transactions contemplated hereby or thereby in each case to the extent that any such D&O Claim pertains to any matter or fact arising, existing, or occurring prior to or at the Closing Date, regardless of whether such D&O Claim is asserted or claimed prior to, at or after the Closing Date.

(hh) “Environmental Laws” shall mean any applicable Laws that pertain to the protection of the environment, protection of public health and safety, or protection of worker health and safety, or that pertain to the handling, use, manufacturing, processing, storage, treatment, transportation, discharge, release, emission, disposal, re-use or recycling of Hazardous Materials, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., as amended (“CERCLA”), the federal Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., as amended (“RCRA”), the European Union RoHS Directive and the Waste Electrical and Electronic Equipment Directive.

(ii) “ERISA Affiliate” means any trade or business (whether or not incorporated) that is, or within the past six (6) years was, treated as a single employer with Company or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA.

(jj) “Escrow Account” means the separate account established, designated and maintained by the Escrow Agent for purposes of maintaining the Escrow Amount pursuant to the terms of the Escrow Agreement.

(kk) “Escrow Amount” means an amount equal to twelve and one-half percent (12.5%) of the Initial Merger Consideration.

(ll) “Estimated Cash” means the amount of Cash of the Acquired Companies estimated by Company in good faith and based on reasonable assumptions as of the Closing Date.

(mm) “Estimated Indebtedness” means the amount of Indebtedness that remains payable by the Acquired Companies as of the Closing estimated by Company in good faith and based on reasonable assumptions as of the Closing.

(nn) “Estimated Third Party Expenses” means the amount of Third Party Expenses estimated by Company in good faith and based on reasonable assumptions as of the Closing.

(oo) “FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

(pp) “Final Determination Date” means the earliest to occur of (i) the first Business Day occurring immediately after the expiration of the First Review Period, if the Stockholder Representative shall not have delivered an Objection Notice to Parent within the First Review Period, (ii) the date on which either the Stockholder Representative or Parent gives the other a Written notice that such party has no objection to the other party’s determination of all of the items set forth in the Post-Closing Statement or (iii) the date on which the Stockholder Representative and Parent execute and deliver a Settlement Agreement resolving all disputed items or such disputed items are finally determined in accordance with Section 1.7(d).

(qq) “Fully Diluted Common Number” means the sum of (i) the total number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and (ii) the total number of shares of Company Common Stock that are issuable upon the conversion or exercise in full of all convertible securities, options (other than Unvested Company Options), warrants or other rights to acquire Company Common Stock, in each case, that are outstanding and vested (assuming consummation of the Merger) immediately prior to the Effective Time. For the avoidance of doubt, Fully Diluted Common Number shall not include Company Common Stock underlying Company RSUs.

(rr) “GAAP” means United States generally accepted accounting principles consistently applied.

(ss) “Generally Available Software” means any generally commercially available off-the-shelf software in executable code form that is available for a cost of not more than $10,000 annually in the aggregate for one or more licenses of a given software product.

(tt) “Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality in each case federal, state, local, foreign or domestic.

(uu) “Hazardous Materials” shall mean any material, chemical, compound, substance, mixture or by-product that is identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws as a “hazardous constituent,” “hazardous substance,” “hazardous material,” “acutely hazardous material,” “extremely hazardous material,” “hazardous waste,” “hazardous waste constituent,” “acutely hazardous waste,” “extremely hazardous waste,” “infectious waste,” “medical waste,” “biomedical waste,” “pollutant,” “toxic pollutant,” “contaminant” or any other formulation or terminology intended to classify or identify substances, constituents, materials or wastes by reason of properties that are deleterious to the environment, natural resources, worker health and safety, or public health and safety, including without limitation ignitability, corrosivity, reactivity, carcinogenicity, toxicity and reproductive toxicity. The term “Hazardous Materials” shall include without limitation any “hazardous substances” as defined, listed, designated or regulated under CERCLA, any “hazardous wastes” or “solid wastes” as defined, listed, designated or regulated under RCRA, any asbestos or asbestos-containing materials, any polychlorinated biphenyls, and any petroleum or hydrocarbonic substance, fraction, distillate or by-product.

(vv) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(ww) “Indebtedness” means, without duplication, with respect to any Person, (i) all obligations for borrowed money or extensions of credit, including bank overdrafts and advances, (ii) all obligations evidenced by bonds, debentures, notes, notes payable, convertible securities or other similar instruments, (iii) all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the Ordinary Course, (iv) all obligations for borrowed money or extensions of credit of others secured by a Lien on any asset of such Person, whether or not such obligations are assumed, (v) any premiums, prepayment or termination fees, expenses or breakage costs due upon prepayment of the foregoing, (vi) all obligations, contingent or otherwise, directly or indirectly guaranteeing any of the obligations described in clauses (i)-(iv) above, of any other Person, (vii) all obligations to reimburse the issuer in respect of letters of credit or under performance or surety bonds, or other similar obligations, (viii) all obligations in respect of bankers’ acceptances and under reverse repurchase agreements, (ix) all obligations in respect of futures contracts, swaps, other financial contracts and other similar obligations determined on a net basis as if such Contract or obligation was being terminated early on such date, (x) all obligations to pay bonus amounts (including retention bonuses) and commissions arising from pre-Closing periods, whether or not reserved or accrued in the Company’s Financials (other than $90,000 in bonus amount payable to the employee set forth in Schedule I-A-i) that remain unsatisfied as of the Closing, (xi) all obligations pursuant to the Note Purchase Agreement dated as of October 30, 2015 by and between Company and the purchasers listed thereto and (xii) all obligations that remain unpaid as of the Closing pursuant to that certain invoice with SHI, quotation #: 10751246, Created On: 12/11/15. For the avoidance of doubt, “Indebtedness” shall not include any Tax, Closing Company Severance Expenses, Closing Parent Severance Expenses or Closing Company CIC Payments.

(xx) “Initial Escrow Release Date” means the six month anniversary of the Closing Date.

(yy) “Initial Merger Consideration” means (i) the Cash Merger Consideration, plus (ii) Estimated Cash, plus (iii) Paid Parent Severance Expenses, minus (iv) the Estimated Indebtedness, minus (v) the Estimated Third Party Expenses, minus (vi) the Escrow Amount, minus (vii) the Stockholder Representative Fund Amount, and minus (viii) the Closing Company Payments.

(zz) “Initial Purchase Price” means $870,000,000.

(aaa) “Intellectual Property Rights” means worldwide (i) patents and patent applications, (ii) copyrights, copyright registrations and applications for copyright registration, “moral” rights and mask work rights, (iii) trade secrets, (iv) Trademarks, (v) domain names, and (vi) any registrations or applications for registration for any of the foregoing, including any divisions, continuations, continuations-in-part, renewals, reissuances and extensions (as applicable).

(bbb) “International Trade Law” means the UK Bribery Act 2010 to the extent applicable, including, but not limited to, any applicable economic sanctions Laws, including those administered by the Office of Foreign Assets Control of the United States Treasury Department, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other sanctions authority, the Export Administration Act, the Export Administration Regulations, the FCPA, the Arms

Export Control Act, the International Traffic in Arms Regulations, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the USA PATRIOT Act, the U.S. Customs Laws and regulations, the Foreign Asset Control Regulations, and any regulations or orders issued thereunder.

(ccc) “IRS” means the United States Internal Revenue Service.

(ddd) “Joinder Company Holder” shall mean a Company Holder who has executed and delivered the Joinder Agreement.

(eee) “Key Employees” means the employees listed in APPENDIX IV hereof.

(fff) “Knowledge” means, with respect to Company, the knowledge of David Wright, RJ Weigel, John Hillyard, Daniel Berg and David Cahill, including (i) their actual knowledge, and (ii) the knowledge a prudent business person in a similarly situated position should have obtained in the conduct of their business.

(ggg) “Laws” means any federal, state, local, municipal, foreign, national, supranational, or other law (including common law), regulation, code, statute, rule, regulation, ordinance, judgment, injunction, settlement, award, writ, order or decree or other requirement of any Governmental Entity.

(hhh) “Lien” means any lien, pledge, charge, claim, mortgage, adverse right, and security interest or other encumbrance of any sort.

(iii) “made available” means those documents to the extent of which full and correct copies were made available in the electronic data room established for the purposes of the transactions contemplated by this Agreement, but excludes any documents uploaded to such electronic data room within 48 hours prior to the effective time of this Agreement.

(jjj) “Material Adverse Effect” means any event, change or effect that is materially adverse to the financial condition, properties, assets (whether tangible or intangible), liabilities, customer relationships, business or results of operations of the Acquired Companies, taken as a whole, except for any such events, changes or effects resulting from: (i) the effect of any change in the United States or foreign economies or securities or financial markets in general; (ii) the effect of any change that generally affects any industry in which any party to this Agreement operates that does not disproportionately affect such party; (iii) any outbreak of material hostilities, acts of war, sabotage or terrorism or military actions or any material escalation or worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) the effect of any changes after the date hereof in applicable Laws or accounting rules not uniquely relating to Company; (v) the effect of any action taken by Parent or Sub or their respective Affiliates (provided such action was without the participation or consent of Company) with respect to the transactions contemplated hereby or with respect to Company; (vi) any failure of Company to meet internal or published projections, estimates or forecasts of revenues, earnings or other measures of financial or operating performance for any period, but not the underlying facts or circumstances resulting in such failure; or (vii) the announcement, pendency or anticipated consummation of the transactions contemplated by this Agreement, except, in the case of subsections (i) through (iv), if such changes have a disproportionate effect on the Acquired Companies, taken as a whole, relative to other participants in the markets in which the Acquired Companies operate.

(kkk) “Month-End Financials” means an unaudited balance sheet as of the most recent month ended and the related unaudited statements of income, stockholders’ equity and cash flows for the most recent month ended.

(lll) “Option Consideration” means an amount in cash equal to the excess, if any, of (i) the product obtained by multiplying (A) the aggregate number of shares of Company Common Stock for which such Company Option was vested and exercisable immediately prior to the Effective Time (after giving effect to any accelerated vesting provisions thereof), and (B) the Per Share Common Amount, less (ii) the exercise price per share of such Company Option, and plus (iii) the Post-Closing Payments, if any, attributable to such Company Option, as set forth in the Closing Allocation Schedule.

(mmm) “Ordinary Course” with respect to a Person means in the ordinary course of business of such Person, consistent with past practice.

(nnn) “Paid Parent Severance Expenses” means the amount of any Parent Severance Expenses (including any associated Payroll Taxes for which Parent is responsible pursuant to Section 6.8) paid by Company, on behalf of Parent, at or prior to the Closing, including the Closing Parent Severance Expenses.

(ooo) “Parent Average Stock Price” means the average of the closing prices for a share of Parent Stock on The NASDAQ Stock Market on the ten (10) trading days ended three (3) trading days prior to the Effective Time.

(ppp) “Parent Stock” means the common stock, $0.001 par value, of Parent.

(qqq) “Per Share Common Amount” means an amount of cash equal to the quotient obtained by dividing (i) an amount equal to (A) the Initial Merger Consideration, plus (B) the aggregate exercise price of all Cashed-Out Options, and plus (C) the aggregate exercise price of all Cashed-Out Warrants and plus (D) the aggregate amount of outstanding principal and accrued interest outstanding under the Stockholder Loans by (ii) the Fully Diluted Common Number.

(rrr) “Per Share Conversion Common Amount” means an amount equal to the quotient obtained by dividing (i) an amount equal to (A) the Initial Merger Consideration, plus (B) the Escrow Amount, plus (C) the Stockholder Representative Fund Amount, plus (D) the aggregate exercise price of all Cashed-Out Options, and plus (E) the aggregate exercise price of all Cashed-Out Warrants and plus (F) the aggregate amount of outstanding principal and accrued interest outstanding under the Stockholder Loans by (ii) the Fully Diluted Common Number.

(sss) “Person” means an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).

(ttt) “Personal Data” means all data relating to one or more individual(s) that is personally identifying (i.e., data that identifies an individual, identifies an individual device, or, in combination with any other information or data in the custody of any Acquired Company, is capable of identifying an individual) or data that is associated with the foregoing.

(uuu) “Post-Closing Payments” means the amount, if any, payable to the Company Holders in connection with (i) the Upward Adjustment Amount, (ii) the release of the Escrow Account pursuant to Article VIII hereof and (iii) the release of the Stockholder Representative Fund pursuant to Section 8.4(c) hereof.

(vvv) “Pre-Closing Tax Period” means (i) any Tax period ending on or before the Closing Date and (ii) with respect to any Straddle Period, the portion of such period ending on the Closing Date.

(www) “Pre-Closing Taxes” means (i) any Taxes of Company or any of its Subsidiaries relating or attributable to any Pre-Closing Tax Period (excluding Payroll Taxes with respect to any payment of compensation under this Agreement to the extent allocated to Parent pursuant to Section 6.8, but including Taxes for any Straddle Period which are allocable pursuant to Section 6.1 to the portion of such period ending on the Closing Date), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which Company or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, and, (iii) any and all Taxes of any Person (other than Company or any of its Subsidiaries) for which Company or any of its Subsidiaries is responsible as a result of being a transferee or successor, by a Contract, or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing.

(xxx) “Pro Rata Portion” means, with respect to each Company Holder, an amount equal to the quotient obtained by dividing (i) the amount of the Initial Merger Consideration payable to such Company Holder by (ii) the aggregate amount of the Initial Merger Consideration payable at Closing, which shall be calculated in accordance with the Closing Allocation Schedule. The respective Pro Rata Portion of each Company Holder with respect to the Escrow Account, Stockholder Representative Fund, and any Upward Adjustment Amount is set forth on the Closing Allocation Schedule, expressed as a percentage.

(yyy) “Registered Intellectual Property” means Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any state, provincial, federal government or other public or quasi-public legal authority, or any applications for any of the foregoing.

(zzz) “Related Agreements” means the Restrictive Covenant Agreements, Certificate of Merger, Employment Agreements and all other agreements entered into by Company in connection with the transactions contemplated herein.

(aaaa) “Representative” means, with respect to any Person, any and all financial advisors, legal counsel, accountants and other agents of such Person.

(bbbb) “SEC” shall mean the Securities and Exchange Commission.

(cccc) “Selected Key Employees” means the Persons listed on SCHEDULE I-A.

(dddd) “Series A Preferred Stock” shall mean the Series A Preferred Stock, par value $0.001 per share, of Company.

(eeee) “Series B Preferred Stock” shall mean the Series B Preferred Stock, par value $0.001 per share, of Company.

(ffff) “Series C Preferred Stock” shall mean the Series C Preferred Stock, par value $0.001 per share, of Company.

(gggg) “Series D Preferred Stock” shall mean the Series D Preferred Stock, par value $0.001 per share, of Company.

(hhhh) “Series Seed Preferred Stock” shall mean the Series Seed Preferred Stock, par value $0.001 per share, of Company.

(iiii) “Stockholder Representative Fund” shall mean an expense fund established by the Company Holders prior to the Effective Time for the payment of out-of-pocket expenses of the Stockholder Representative pursuant to Section 8.4(c).

(jjjj) “Stockholder Representative Fund Amount” shall mean an amount equal to $1,000,000.

(kkkk) “Straddle Period” means any Tax period beginning on or before the Closing Date and ending after the Closing Date.

(llll) “Subsidiary” means any corporation, limited liability company, partnership, association, joint venture or other business entity of which Company owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interest entitled to vote on the election of the members of the board of directors or similar governing body.

(mmmm) “Tax” and, collectively, “Taxes” means any and all federal, state and local taxes of any country, assessments and other governmental charges, fees, duties, impositions and liabilities, in each case, in the nature of a tax, including taxes based upon or measured by gross receipts, gross income, net income, franchise, alternative or add-on minimum, gains, profits, capital stock, net worth, production, business and occupation, stamp, transfer, sales, use, value added, services, bulk sales, excise, custom duties, ad valorem, property taxes (real, tangible or intangible), estimated, recapture, employment, payroll, social security (or equivalent), fringe benefit, unemployment, disability, severance, withholding, unclaimed property, recapture, premium, windfall profits, utility, telecommunications, license, and registration taxes, together with all interest, penalties and additions imposed with respect to such amounts, whether disputed or not.

(nnnn) “Tax Authority” means any Governmental Entity responsible for the imposition, determination or collection of any Tax or the review or audit of any Tax Return.

(oooo) “Tax Contest” means any audit, other administrative proceeding or inquiry or judicial proceeding involving Taxes.

(pppp) “Tax Return” means any return, report, statement, declaration, claim for refund, information return or other document (including any schedules thereto, other attachments thereto, amendments thereof, or any related or supporting information and any estimated Tax returns and withholding Tax returns) filed or required to be filed with any Governmental Entity with respect to any Tax, or the administration of any Laws, regulations or administrative requirements relating to any Tax.

(qqqq) “Technology” shall mean all tangible items constituting, disclosing or embodying any or all of the following, including all versions thereof, including (i) works of authorship including computer programs, whether in source code or in executable code form, architecture and documentation, (ii) technology, inventions, discoveries and improvements, (iii) proprietary and confidential information, and know how, (iv) databases, data compilations and collections, and customer and technical data, (v) methods and processes, and (vi) devices, prototypes, designs and schematics.

(rrrr) “Third Party Expenses” means all fees and expenses incurred at or prior to the Closing by the Acquired Companies in connection with the Merger, including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by an Acquired Company in connection with the negotiation, effectuation and consummation of the terms and conditions of this Agreement and the transactions contemplated hereby, in each case, that remain unpaid as of the Closing. For the avoidance of doubt, “Third Party Expenses” shall not include any Tax, Closing Company Severance Expenses, Closing Parent Severance Expenses or Closing Company CIC Payments.

(ssss) “Total Merger Consideration” means the sum of (i) the Adjusted Merger Consideration, (ii) plus an amount equal to the portion of any Escrow Amount delivered to the Depository Agent for the benefit of the Company Holders pursuant to Section 8.3(g) and (iii) plus an amount equal to the portion of any Stockholder Representative Fund Amount released for the benefit of the Company Holders pursuant to Section 8.4(c).

(tttt) “Total Outstanding Shares” means the aggregate number of shares of Company Capital Stock (plus the aggregate number of shares issuable upon exercise of Company Options, Company Warrants and any other rights whether vested or unvested convertible into, exercisable for or exchangeable for, shares of Company Capital Stock on an as-converted, exercised or exchanged to Company Capital Stock basis, but excluding shares of Company Common Stock issuable in respect of Company Options that are not vested as of the Closing and that shall terminate in accordance with Section 1.6) issued and outstanding immediately prior to the Effective Time.

(uuuu) “Trademarks” means trademarks, trade names, logos and service marks.

(vvvv) “Unvested Company Option Value” means the value determined by (i) an amount equal to (A) the number of shares of Company Common Stock that were subject to the Unvested Company Options immediately prior to the Effective Time, multiplied by (B) the Per Share Common Amount hypothetically calculated as if (1) such Unvested Company Options had vested in full as of and concurrent with the Closing, (2) the aggregate exercise price of all Unvested Company Options was added to Initial Merger Consideration under the definition of Per Share Common Amount, (3) the Unvested Company Option Value was not subtracted from the Initial Purchase Price under the definition of Cash Merger Consideration, and (4) an aggregate amount equal to the Escrow Amount and the Stockholder Representative Fund Amount was not subtracted from the Cash Merger Consideration under the definition of Initial Merger Consideration, minus (ii) the aggregate exercise price of all Unvested Company Options.

(wwww) “Warrant Consideration” means an amount in cash equal to the excess, if any, of (i) the product obtained by multiplying (A) the aggregate number of shares of Company Common Stock for which such Company Warrant was vested and exercisable immediately prior to the Effective Time, and (B) of the Per Share Common Amount, less (ii) the exercise price per share of such Company Warrant and plus (iii) the Post-Closing Payments, if any, attributable to such Company Warrant, as set forth in the Closing Allocation Schedule.

(xxxx) “Writing” or “Written” means any handwritten or typed communication, including without limitation e-mail, letters and facsimile transmissions.

(yyyy) “Year-End Financials” means an unaudited balance sheet as of the most recent year ended and the related unaudited statements of income, stockholders’ equity and cash flows for the most recent fiscal year ended.

APPENDIX I-B

Definitions

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2016 Company Option Plan	5.11(b)
280G Waiver	5.1(d)
401(k) Plan	5.11(a)
Acquisition Proposal	4.2(a)
Agreement	Preamble
Arbitrable Claim	10.10(a)
Arbitrating Accountants	1.7(d)
Assumed Company RSUs	1.6(b)(iv)
Assumed Options	1.6(b)(ii)
Bankruptcy and Equity Exceptions	2.4
Basket Amount	8.3(a)
Break-Up Fee	9.2
Cancelled Options	1.6(b)(i)
Cashed-Out Options	1.6(b)(i)
Cashed-Out Option Agreement	1.6(b)(i)
Cashed-Out Warrant Agreement	1.11(c)(ii)
Cashed-Out Warrants	1.6(b)(iii)
Certificate of Incorporation	2.1
Certificate of Merger	1.2
Charter Documents	2.1
Claim	8.3(f)
Claim Dispute Notice	8.3(d)(ii)
Closing	1.2
Closing Allocation Schedule	5.12
Closing Company CIC Payments	1.10(a)
Closing Company Severance Expenses	1.10(a)
Closing Date	1.2
Closing Deficiency	1.7(g)(ii)
Closing Parent Severance Expenses	1.10(a)
Closing Statement	1.7(a)
Communications	10.13(b)
Company	Preamble
Company Certificate	7.2(k)
Company Employee Plan	2.20(a)
Company Permits	2.23
Company Registered Intellectual Property	2.13(b)
Company RSU Agreement	5.11(b)(i)
Company RSUs	5.11(b)
Company Severance Expenses	5.10(c)

Term	Section
Company Stock Certificates	1.11(c)(ii)
Confidential Disclosure Agreement	5.4
Contaminants	2.13(u)
Contributor	2.13(l)
Current Balance Sheet	2.7(a)
Customer Information	2.12(f)
Data Activities	2.13(s)(i)
Declining Employees	5.10(c)
Delaware Law	1.1
Development Tools	2.13(q)
Dissenting Share Payments	1.9(c)
Dissenting Shares	1.9(a)
DRAA	10.10(a)
Effective Time	1.2
Employee Cashed-Out Option Holder	1.6(b)(i)
Employee Option Consideration	1.6(b)(i)
Employment Agreements	Recitals
Equipment	2.12(e)
ERISA	2.20(a)
Escrow Agent	1.8
Escrow Agreement	1.8
Depository Agent	1.11(a)
Exchange Agent	1.11(b)
Exchange Agreement	1.11(a)
Exempted Losses	8.3(a)
Expense Reimbursement	9.2
Financials	2.7(a)
Firm	10.13(a)
First Review Period	1.7(c)
Fraud	8.2(a)
Fundamental Representations	7.2(a)(i)
Fundamental Rep Survival Date	8.1(a)
Inbound Licenses	2.13(e)
Indemnified Parties	8.2(a)
Indemnifying Parties	8.2(a)
Interim Financials	2.7(a)
IP Contracts	2.13(j)
Joinder Agreements	5.1(f)
Lease Agreements	2.12(b)
Leased Real Property	2.12(a)
Letter of Transmittal	1.11(c)(i)
Losses	8.2(a)
Match Period	9.1(h)

Term	Section
Material Contract	2.14(f)
Merger	Recitals
Neutral Arbitrator	10.10(a)
Non-Continuing Employee Liabilities	5.10(c)
Non-Continuing Employees	5.10(c)
Non-Employee Cashed-Out Option Holder	1.6(b)(i)
Notice Period	4.2(c)
Objection Notice	1.7(c)
Officer’s Claim Certificate	8.3(d)(i)
Open Source Software	2.13(o)(i)
Outbound Licenses	2.13(h)
Parent	Preamble
Parent Certificate	7.3(b)
Parent Severance Expenses	5.10(c)
Payoff Letters	7.2(f)
Payroll Taxes	6.8
Pre-Closing Period	4.1
Post-Closing Statement	1.7(b)
Privacy Agreements	2.13(s)(i)
Privacy Laws	2.13(s)(i)
Privacy and Data Security Policies	2.13(s)(ii)
Released Claims	8.3(h)
Representative Losses	8.4(b)
Requisite Stockholder Approval	5.1(a)
Restrictive Covenant Agreements	Recitals
Section 280(g)	2.11(g)
Section 280G Payments	5.1(d)
Section 409A	2.11(k)
Seller Group	10.13(a)
Settlement Agreement	1.7(d)
Soliciting Materials	5.1(b)
Standard PO	2.14(f)(ii)
Stockholder Consent	5.1(a)
Stockholder Loans	1.6(d)
Stockholder Representative	Preamble
Sub	Preamble
Superior Proposal	4.2(c)
Survival Date	8.1(a)
Surviving Corporation	1.1
Terminated Employees	5.10(c)
Top Customers	2.14(c)
Top Partners	2.14(d)
Top Suppliers	2.14(e)

Term	Section
Transfer Taxes	6.7
Transition Period	5.10(a)
Unvested Company Option	1.6(b)(ii)
Upfront Expenses	1.7(d)
Upward Adjustment Amount	1.7(g)(i)
WARN Act	2.21(j)
Year-End Financials	2.7(a)